



2022
Annual Report



SALES
(in millions)

2018	2019	2020	2021	2022
$9,536	$10,150	$11,604	$13,328	**$14,410**

DILUTED EARNINGS per SHARE

2018	2019	2020	2021	2022
$16.10	$17.88	$23.53	$31.10	**$33.44**

RETURN on INVESTED CAPITAL

2018	2019	2020	2021	2022
39.5%	38.7%	48.6%	67.7%	**71.6%**

FINANCIAL HIGHLIGHTS
In thousands, except earnings per share and ratio data and store count

YEAR ENDED DECEMBER 31,	2022	2021	2020	2019	2018
Store Count	**5,971**	5,784	5,616	5,460	5,219
Percentage Increase in Comparable Store Sales	**6.4%**	13.3%	10.9%	4.0%	3.8%
Sales	$ 14,409,860	$ 13,327,563	$ 11,604,493	$ 10,149,985	$ 9,536,428
Operating Income	2,954,491	2,917,168	2,419,336	1,920,726	1,815,184
Net Income	2,172,650	2,164,685	1,752,302	1,391,042	1,324,487
Accounts Payable to Inventory	134.9%	127.4%	114.5%	104.4%	105.7%
Total Assets	12,627,979	11,718,707	11,596,642	10,717,160	7,980,789
Total Debt	4,371,653	3,826,978	4,123,217	3,890,527	3,417,122
Free Cash Flow	2,371,123	2,548,922	2,189,995	1,020,649	1,188,584
Share Repurchases	3,282,215	2,476,003	2,087,146	1,432,752	1,713,953
Earnings Per Share (assuming dilution)	$ 33.44	$ 31.10	$ 23.53	$ 17.88	$ 16.10
Weighed-Average Common Shares Outstanding (assuming dilution)	64,962	69,611	74,462	77,788	82,280

COMPARISON OF TEN-YEAR CUMULATIVE RETURN
This graph shows the cumulative total shareholder return assuming the investment of $100 on December 31, 2012, and the reinvestment of dividends thereafter, if any, in the common stock of O'Reilly Automotive, Inc., the Standard and Poor's S&P 500 Retail Index and the Standard and Poor's S&P 500 Index.



$100 | $144 | $215 | $283 | $311 | $269 | $385 | $490 | $506 | $790 | $944

| 2012 | 2013 | 2014 | 2015 | 2016 | 2017 | 2018 | 2019 | 2020 | 2021 | 2022 |

● O'Reilly Automotive, Inc. ● S&P 500 Retail Index ● S&P 500 Index

Our **commitment** to our customers and our team members:

We are **enthusiastic, hardworking professionals** who are **dedicated** to **teamwork, safety/wellness,** and **excellent customer service.** We will practice **expense control** while setting an example of **respect, honesty,** and a **win-win attitude** in everything we do.

> ## "Our journey and success can be directly attributed to the dedication and hard work of every single O'Reilly Team Member."
> *– Charlie O'Reilly*

TO OUR FELLOW SHAREHOLDERS:

On behalf of our over 85,000 dedicated team members, we are once again pleased to write to you, our shareholders, to report another year of record-breaking revenues and earnings. Our 2022 performance represents our 30th consecutive year of comparable store sales increases and profitable growth since we became a public company in April of 1993. 2022 also marked our 65th year since our founding, when Charles F. "C.F." and Charles H. "Chub" O'Reilly, along with 11 other dedicated men and women, made the difficult decision to set out on their own and form O'Reilly Auto Parts. These forward-thinking original Team Members were also shareholders in the new enterprise and established the O'Reilly Culture that is the very foundation for the incredibly successful Company we are today. We cannot think of a more appropriate way to summarize our many accomplishments over the past 65 years than by quoting Charlie O'Reilly, Chub's oldest son and our former Chief Executive Officer and Chairman of the Board Emeritus:

"Our journey and success can be directly attributed to the dedication and hard work of every single O'Reilly Team Member. Whether on the frontlines working in a store, in a support role in the field, or at an office or distribution center, the commitment and dedication of all our Team Members who help O'Reilly Auto Parts be the best auto parts company in the country has been and remains the key to our amazing success."

FROM THE BEGINNING

1957
Charles F. "C.F." O'Reilly and Charles H. "Chub" O'Reilly open O'Reilly Automotive.

1964
O'Reilly Automotive adds its first branch store.

1975
O'Reilly's first distribution center and corporate office opens.

1978
The dual-market strategy is born.

1989
O'Reilly opens its 100th store in Barling, AR.

1993
O'Reilly is listed on The Nasdaq Stock Market.

1998
O'Reilly acquires Hi/LO Auto Supply, doubling the size of the Company.

2001
O'Reilly enters the top five auto parts chains in the U.S. with the acquisition of Mid-State Automotive.

2008
O'Reilly acquires CSK Auto, bringing the Company to 3,200 stores in 38 states.

2012
O'Reilly moves into the Northeast market with the acquisition of VIP Auto Parts.

2016
O'Reilly acquires Bond Auto Parts.

2017
O'Reilly opens its 5,000th store in Norwich, CT.

2018
O'Reilly acquires Bennett Auto Parts.

2019
O'Reilly takes its operations international with the acquisition of Mayoreo de Autopartes y Aceites, S.A. de C.V. ("Mayasa Auto Parts").

2022
O'Reilly celebrates its 65th anniversary.



Lily Zarate, Store Manager, O'Reilly 4468-Plant City, FL

Our dedicated and hardworking Team Members in our stores, distribution centers and corporate offices across the country relentlessly focus on taking market share and executing on our mission to be the dominant auto parts supplier in all of our market areas. These technically proficient, knowledgeable and highly professional men and women remain our single greatest asset and the reason for our success, and their ongoing focus on perpetuating and growing the O'Reilly Culture continues to drive our record-breaking performance year after year. We would like to thank Team O'Reilly for their commitment to our Culture and to providing unsurpassed levels of service to our customers; you are our greatest competitive advantage, the reason for our past success and are the foundation upon which we will grow into the future.

We generated a very strong 6.4% increase in comparable store sales in 2022, on top of record-breaking comparable store sales growth of 13.3% in 2021, and 10.9% in 2020, resulting in an incredible three-year comparable store sales stacked increase of 30.6%. Our Team's unrelenting focus on profitable growth translated our strong top-line performance into diluted earnings per share of $33.44, which represents an astonishing 87% three-year increase from the $17.88 diluted earnings per share we delivered in 2019. The magnitude of these results cannot be minimized, as this unprecedented

performance was achieved through hard won market share gains resulting from the relentless work of our dedicated Team. Team O'Reilly continues to execute our proven dual market strategy at an extremely high level, powered by industry-leading parts availability and our robust, strategic, tiered distribution network, which affords our customers same-day or overnight access to hundreds of thousands of critical, hard-to-find parts.

Our dedication to profitable growth and market share gains is further enhanced by the continued strength of long-term automotive aftermarket demand drivers. Consumers depend on their vehicles to conduct their day-to-day activities, resulting in over three trillion miles driven on cars and trucks every year and causing ongoing wear and tear on their vehicles. This stable utilization underpins the consistent cycles of vehicle maintenance and repair that drives demand for the parts we sell. In addition, due to the high quality of new vehicle engineering and manufacturing, the overall vehicle fleet continues to grow and gradually continues to age, supporting both short- and long-term demand and a positive outlook for our industry and our Company.

We are keenly aware that we will not achieve our long-term growth goals without effectively reinvesting in our business, and we are highly focused on effective execution of our capital allocation strategy. Our first priority for capital deployment is to invest in our existing business, to enhance the service and offerings we provide to our customers and drive market share gains. Next, we prioritize the expansion of our store base and distribution network, unlocking our Team's ability to grow our business in new and existing market areas. During 2022, we successfully opened 187 net, new stores throughout the U.S. and Mexico, primarily by identifying and constructing individual store locations, but also augmented by small, strategic acquisitions. We remain very pleased with the strong performance of our new stores and believe we have continued opportunities to expand in the future as we add stores in strategic backfill locations across our current footprint, and grow into new markets in the both the U.S. and Mexico.

After we have exhausted all opportunities to profitably reinvest in the growth of our business at a high rate of return, we return excess capital to you, our shareholders, through the consistent execution of our share repurchase program. Our Team's dedication to excellent customer service and profitable growth produced free cash flow of $2.4 billion in 2022, achieved after investing over $560 million of capital in our stores, distribution centers and corporate offices. We are very happy to report that in 2022, we were able to return excess capital of

$3.3 billion through our share repurchase program. Since we began our program in 2011, we have returned over $20 billion through the repurchase of 91 million shares, at an average price of $221.25 per share, and we continue to view the disciplined execution of our share repurchase program as an effective means of returning excess capital to you. We remain deeply committed to maintaining an appropriate capital structure, which supports our investment-grade credit ratings and provides the flexibility to successfully execute on future growth opportunities.

As we look forward after a very successful year in 2022, and a tremendous legacy built over the past 65 years, we could not be more excited about the opportunities we see ahead for our Company. The strong foundation we have established, solidified by the unparalleled commitment, hard work, and professionalism of our over 85,000 dedicated Team Members, is a tremendous spring board for continued long-term profitable growth. Before we conclude our letter to you, our esteemed shareholders, we would once again like to express our deepest and most sincere gratitude to all of Team O'Reilly, whose relentless focus on consistently superior customer service has been the driver to our past success and will be the catalyst for all of our future



Brandi Bovill, Store Manager, O'Reilly 2197-Elkhorn, NE















Mo Byas, QA Fork Lift Operator, DC-Lebanon, TN

accomplishments. The O'Reilly Culture, forged by 13 visionary men and women 65 years ago and perpetuated and instilled into every member of our Team today, remains vibrant.

Thank you for the confidence you have placed in us to operate our Company over these many years. We remain steadfast in our commitment to expanding upon our industry-leading competitive advantages and leveraging the hard-fought market share gains we have earned in the past to extend our incredible success into 2023 and beyond.

GREG JOHNSON
Chief Executive Officer

BRAD BECKHAM
Co-President

BRENT KIRBY
Co-President

DOUG BRAGG
Executive Vice President of Store Operations and Sales

JEREMY FLETCHER
Executive Vice President and Chief Financial Officer

THOMAS MCFALL
Executive Vice President

CUSTOMER SERVICE Coast to Coast

Store Count 200-700+ 100-199 1-99
Distribution Center
Future Distribution Center

United States

Alabama	157	Nebraska	51
Alaska	16	Nevada	60
Arizona	148	New Hampshire	36
Arkansas	122	New Mexico	65
California	579	New York	26
Colorado	119	North Carolina	216
Connecticut	30	North Dakota	16
Florida	275	Ohio	224
Georgia	233	Oklahoma	125
Hawaii	15	Oregon	74
Idaho	52	Pennsylvania	44
Illinois	227	Rhode Island	15
Indiana	168	South Carolina	125
Iowa	83	South Dakota	21
Kansas	87	Tennessee	199
Kentucky	109	Texas	798
Louisiana	143	Utah	71
Maine	37	Vermont	24
Massachusetts	58	Virginia	99
Michigan	187	Washington	165
Minnesota	131	West Virginia	23
Mississippi	85	Wisconsin	132
Missouri	207	Wyoming	23
Montana	29		

Mexico

Baja California	5	Michoacan	2
Colima	4	Nayarit	1
Guanajuato	6	Sinaloa	1
Jalisco	23		

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____



O'REILLY AUTOMOTIVE, INC.
(Exact name of registrant as specified in its charter)

Missouri	**000-21318**	**27-4358837**
(State or other jurisdiction of incorporation or organization)	Commission file number	(I.R.S. Employer Identification No.)

233 South Patterson Avenue
Springfield, Missouri 65802
(Address of principal executive offices, Zip code)

(417) 862-6708
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	**Trading Symbol(s)**	**Name of Each Exchange on which Registered**
Common Stock $0.01 par value	ORLY	The Nasdaq Stock Market LLC (Nasdaq Global Select Market)

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒ Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Exchange Act from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐
Non-accelerated filer ☐   Smaller reporting company ☐
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

At June 30, 2022, the aggregate market value of the voting stock held by non-affiliates of the Company was $33,621,309,352 based on the last price of the common stock reported by The Nasdaq Global Select Market.

At February 20, 2023, an aggregate of 61,833,215 shares of common stock of the registrant were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement for the 2023 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission within 120 days after December 31, 2022, are incorporated by reference into Part III.

O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES
FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2022

TABLE OF CONTENTS

Forward-Looking Statements

We claim the protection of the safe-harbor for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements by forward-looking words such as "estimate," "may," "could," "will," "believe," "expect," "would," "consider," "should," "anticipate," "project," "plan," "intend" or similar words. In addition, statements contained within this annual report that are not historical facts are forward-looking statements, such as statements discussing, among other things, expected growth, store development, integration and expansion strategy, business strategies, future revenues and future performance. These forward-looking statements are based on estimates, projections, beliefs and assumptions and are not guarantees of future events and results. Such statements are subject to risks, uncertainties and assumptions, including, but not limited to, the economy in general; inflation; consumer debt levels; product demand; a public health crisis; the market for auto parts; competition; weather; tariffs; availability of key products and supply chain disruptions; business interruptions, including terrorist activities, war and the threat of war; failure to protect our brand and reputation; challenges in international markets; volatility of the market price of our common stock; our increased debt levels; credit ratings on public debt; historical growth rate sustainability; our ability to hire and retain qualified employees; risks associated with the performance of acquired businesses; damage, failure or interruption of information technology systems, including information security and cyber-attacks; and governmental regulations. Actual results may materially differ from anticipated results described or implied in these forward-looking statements. Please refer to the "Risk Factors" section in this annual report on Form 10-K for the year ended December 31, 2022, and subsequent Securities and Exchange Commission filings, for additional factors that could materially affect our financial performance. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

PART I

<u>Item 1. Business</u>

GENERAL INFORMATION

Unless otherwise indicated, "we," "us," "our" and similar terms, as well as references to the "Company," refer to O'Reilly Automotive, Inc. and its Subsidiaries. O'Reilly is one of the largest specialty retailers of automotive aftermarket parts, tools, supplies, equipment and accessories in the United States ("U.S."), selling our products to both do-it-yourself ("DIY") and professional service provider customers, our "dual market strategy." The business was founded in 1957 by Charles F. O'Reilly and his son, Charles H. "Chub" O'Reilly, Sr., and initially operated from a single store in Springfield, Missouri. Our common stock has traded on The Nasdaq Global Select Market under the symbol "ORLY" since April 22, 1993.

At December 31, 2022, we operated 5,929 stores in 47 states in the United States and 42 stores in Mexico. Our stores carry an extensive product line, including

- new and remanufactured automotive hard parts and maintenance items, such as alternators, batteries, brake system components, belts, chassis parts, driveline parts, engine parts, fuel pumps, hoses, starters, temperature control, water pumps, antifreeze, appearance products, engine additives, filters, fluids, lighting, oil and wiper blades; and
- accessories, such as floor mats, seat covers and truck accessories.

Our stores offer many enhanced services and programs to our customers, such as

- battery diagnostic testing;
- battery, wiper and bulb replacement;
- check engine light code extraction, where allowed by law;
- custom hydraulic hoses;
- drum and rotor resurfacing;
- electrical and module testing;
- loaner tool program;
- professional paint shop mixing and related materials; and
- used oil, oil filter and battery recycling.

See the "Risk Factors" section of this annual report on Form 10-K for a description of certain risks relevant to our business. These risk factors include, among others, risks related to deteriorating economic conditions, competition in the automotive aftermarket business, our sensitivity to regional economic and weather conditions, our relationships with key suppliers and availability of key products, business interruptions, failure to protect our brand and reputation, risks associated with international operations, unanticipated fluctuations in our quarterly results, the volatility of the market price of our common stock, our increased debt levels, a downgrade in our credit ratings, future growth assurance, our dependence upon key personnel, our acquisition strategies, information and systems security, damage and failure, and litigation, environmental legislation and other regulations.

OUR BUSINESS

Our goal is to continue to achieve growth in sales and profitability by capitalizing on our competitive advantages and executing our growth strategy. We remain confident in our ability to continue to gain market share in our existing markets and grow our business in new markets by focusing on our dual market strategy and the core O'Reilly values, including hard work, superior customer service and expense control. Our mission is to be the dominant auto parts provider in all the markets we serve by providing a higher level of customer service and a better value position than our competitors to both DIY and professional service provider customers.

Competitive Advantages

We believe our effective dual market strategy, superior customer service, technically proficient store personnel, strategic distribution network and experienced management Team make up our key competitive advantages, which cannot be easily duplicated.

Proven Ability to Execute Our Dual Market Strategy:

For more than 40 years, we have established a track record of effectively serving, at a high level, both DIY and professional service provider customers. We believe our proven ability to effectively execute a dual market strategy is a unique competitive advantage. The execution of this strategy enables us to better compete by targeting a larger base of automotive aftermarket parts consumers, capitalizing on our existing store and distribution infrastructure, operating profitably in both large markets and less densely populated geographic areas that typically attract fewer competitors and enhancing service levels offered to DIY customers through the offering of a broad inventory and the extensive product knowledge required by professional service provider customers.

In 2022, we derived approximately 56% of our sales from our DIY customers and approximately 44% of our sales from our professional service provider customers. Historically, we have increased our sales to professional service provider customers at a faster pace than the increase in our sales to DIY customers due to the more fragmented nature of the professional service provider business, which offers a greater opportunity for consolidation. We believe we will continue to have a competitive advantage on the professional service provider portion of our business, due to our systems, knowledge, industry-leading parts availability and experience serving the professional service provider side of the automotive aftermarket, augmented by our approximately 725 full-time sales staff dedicated solely to calling upon and servicing the professional service provider customer. We will also continue to expand and enhance the level of offerings focused on growing our DIY business and will continue to execute our proven dual market strategy in both existing and new markets.

Superior Customer Service:

We seek to provide our customers with an efficient and pleasant in-store experience by maintaining attractive stores in convenient locations with a wide selection of automotive products. We believe the satisfaction of DIY and professional service provider customers is substantially dependent upon our ability to provide, in a timely fashion, the correct automotive products needed to complete their repairs. Accordingly, each O'Reilly store carries, or has same or next day availability to, a broad selection of automotive products designed to cover a wide range of vehicle applications. We continuously refine the inventory levels and assortments carried in each of our stores and within our network, based in large part on the sales movement tracked by our inventory control system, market vehicle registration data, failure rates and management's assessment of the changes and trends in the marketplace. We have no material backorders for the products we sell.

We seek to attract new DIY and professional service provider customers and retain existing customers by offering superior customer service, the key elements of which are identified below:

- superior in-store service through highly-motivated, technically-proficient store personnel ("Professional Parts People");
- an extensive selection and superior availability of products;
- many enhanced service programs, including battery and electrical testing, battery, wiper and bulb replacement and check engine light code extractions;
- attractive stores in convenient locations;
- competitive pricing, supported by a good, better, best product assortment designed to meet all of our customers' quality and value preferences;
- a robust point-of-sale system integrated with our proprietary electronic catalog, which contains a wide variety of product images, schematics and technical specifications and equips our Team Members with highly effective tools to source products in our extensive supply network;
- online ordering for our professional customers through our proprietary professional customer platform, www.FirstCallOnline.com, with local delivery available; and
- online ordering, featuring "chat with a parts professional," parts look up assistance for our DIY customers through our retail platform, www.OReillyAuto.com, with convenient store locations for pick up in store orders or home delivery.

Technically Proficient Professional Parts People:

Our highly-motivated, technically-proficient Professional Parts People provide us with a significant competitive advantage, particularly over less specialized retail operators. We require our Professional Parts People to undergo extensive and ongoing training and to be knowledgeable, particularly with respect to hard part repairs, in order to better serve the technically-oriented professional service provider customers with whom they interact on a daily basis. Such technical proficiency also enhances the customer service we provide to our DIY customers who value the expert assistance provided by our Professional Parts People. See our "Team Members and Human Capital Management" disclosure of the "Business" section of this annual report on Form 10-K for more information about our technically proficient professional parts people.

Strategic Regional Tiered Distribution Network:

We believe our commitment to a robust, regional, tiered distribution network provides superior replenishment and access to hard-to-find parts and enables us to optimize product availability and inventory levels throughout our store network. Our strategic, regional, tiered distribution network includes distribution centers ("DCs") and Hub stores. Our inventory management and distribution systems electronically link each of our stores to one or more DCs, which provides for efficient inventory control and management. We currently operate 28 regional DCs, which provide our stores with same-day or overnight access to an average of 154,000 stock keeping units ("SKUs"), many of which are hard-to-find items not typically stocked by other auto parts retailers. To augment our robust distribution network, we operate a total of 383 Hub stores that also provide delivery service and same-day access to stores within the surrounding areas to an average of 49,000 SKUs, with Hubs in select markets carrying further enhanced inventory levels up to approximately 94,000 SKUs. More than 95% of our stores receive multiple same-day deliveries and deliveries on weekends of hard to find parts from our DCs and Hub stores. We believe this timely access to a broad range of products is a key competitive advantage in satisfying customer demand and generating repeat business.

Experienced Management Team:

Our Company philosophy is to "promote from within," and the vast majority of our senior managers, district managers and store managers have been promoted from within the Company. We augment this promote from within philosophy by pursuing strategic hires with a strong emphasis on automotive aftermarket experience, technical proficiency or subject matter expertise. We have a strong management Team that has demonstrated the consistent ability to successfully execute our business plan and growth strategy by generating 30 consecutive years of record revenues and earnings and positive comparable store sales results since becoming a public company in April of 1993. See our "Team Members and Human Capital Management" disclosure of the "Business" section of this annual report on Form 10-K for more information about our experienced management Team.

Growth Strategy

Aggressively Open New Stores:

We intend to continue to consolidate the fragmented automotive aftermarket. During 2022, we opened 170 net, new domestic stores and 17 new stores in Mexico. In 2023, we plan to open 180 to 190 net, new stores, which will increase our penetration in existing markets and allow for expansion into new, contiguous markets. The sites for these new stores have been identified, and to date, we have not experienced significant difficulties in locating suitable sites for construction of new stores or identifying suitable acquisition targets for conversion to O'Reilly stores. We typically open new stores by

(i)   constructing a new facility or renovating an existing one on property we purchase or lease and stocking the new store with fixtures and inventory;

(ii) acquiring an independently owned auto parts store ("jobber store"), typically by the purchase of substantially all of the inventory and other assets (other than realty) of such store; or

(iii) purchasing multi-store chains.

New store sites are strategically located in clusters within geographic areas that complement our distribution network in order to achieve economies of scale in management, advertising and distribution. Other key factors we consider in the site selection process include population density and growth patterns, demographic lifestyle segmentation, age and per capita income, vehicle traffic counts, vehicles in operation, number and type of existing automotive repair facilities and competing auto parts stores within a predetermined radius.

We target both small and large markets for expansion of our store network. While we have, and continue to face, aggressive competition in the more densely populated markets, we believe we have competed effectively, and are well positioned to continue to compete effectively, in such markets and to achieve our goal of continued profitable sales growth within these markets. We also believe that with our dual market strategy, we are better able to operate stores in less densely populated areas, which would not otherwise support a national chain store selling primarily to the retail automotive aftermarket. Therefore, we continue to pursue opening new stores in less densely populated market areas as part of our growth strategy.

Grow Sales in Existing Stores:

Profitable comparable store sales growth is also an important part of our growth strategy. To achieve improved sales and profitability at existing O'Reilly stores, we continually strive to improve the service provided to our customers. We believe that while competitive pricing is an essential component of successful growth in the automotive aftermarket business, it is customer satisfaction, whether of the DIY consumer or professional service provider, resulting from superior customer service, that generates sustainable increased sales and profitability.

Selectively Pursue Strategic Acquisitions:

The automotive aftermarket industry is still highly fragmented, and we believe the ability of national auto parts chains, like O'Reilly, to operate more efficiently and effectively than smaller independent operators will result in continued industry consolidation. Our intention is to continue to selectively pursue strategic acquisitions that will strengthen our position as a leading automotive aftermarket parts supplier in existing markets and provide a springboard for expansion into new domestic and international markets.

Continually Enhance Store Design and Location:

Our current prototype store design features optimized square footage, high ceilings, convenient interior store layouts, in-store signage, multilingual signage, bright lighting, convenient ingress and egress, ample parking and dedicated counters to serve professional service provider customers, each designed to increase sales and operating efficiencies to enhance overall customer service. We continually update the location and condition of our store network through systematic renovation and relocation of our existing stores to enhance store performance. During 2022, while experiencing macroeconomic constraints to construction timing and the supply of material and equipment, we relocated 11 stores and performed minor to major updates or renovations to approximately 1,300 additional stores. We believe that our ability to consistently achieve growth in comparable store sales is due in part to our commitment to maintaining an attractive store network, which is strategically located to best attract and serve our customers.

Omnichannel Growth Strategy:

Our Omnichannel growth strategies reflect the continued evolution of customer preferences in researching and completing purchases. More than ever before, our customers' purchase decisions are informed by a range of interactions, whether in-person, over the phone, or through a variety of digital channels, as they seek to find the professional parts knowledge and the product availability they need to meet their automotive repair and maintenance needs. Our Omnichannel growth strategies are focused on offering our customers an enhanced and seamless research and buying experience through any of these channels. We have long been known for excellent customer service and continue to grow the functionality and user-friendliness of our digital platforms, including www.OReillyAuto.com and www.FirstCallOnline.com, to enhance our customers' shopping experience. Many of our customers interact over multiple channels to research and complete a purchase, and the functionality and features of our digital sites complement the outstanding customer service provided in our brick and mortar locations.

Team Members and Human Capital Management

Our tradition for 66 years has been to treat all of our Team Members with honesty and respect and to commit significant resources to instill in them our "Live Green" culture, which emphasizes the importance of each Team Member's contribution to the success of O'Reilly. This focus on professionalism and respect has created an industry-leading Team, and we consider our relations with our Team Members to be excellent.

We are committed to providing a work environment that allows Team Members to feel highly valued and to be productive and effective in their jobs by maintaining an inclusive environment and healthy work/life balance, which we believe increases employee engagement. Our ongoing emphasis on diversity and inclusion, including our policies, recruitment and selection procedures, onboarding processes and training efforts, positively builds upon our successful "promote from within" philosophy and growth strategies.

Talent Acquisition, Retention and Training:

Our Company knows the value of a tenured Team, which is why our philosophy is to "promote from within" first. As management opportunities arise, we look first within the Company and promote those who have performed well, have the right expertise and have shown leadership potential before looking outside the Company; however, we augment this philosophy by pursuing strategic hires with a strong emphasis on automotive aftermarket experience, customer service excellence, subject matter expertise, and strong culture fit. This comprehensive approach increases Team Member commitment and has resulted in a very experienced leadership Team. As of December 31, 2022, our strong management Team was comprised of 226 senior managers who average 20 years of service, 293 corporate managers who average 16 years of service and 591 district managers who average 14 years of service.

Each of our stores is staffed with a store manager and one or more assistant managers, in addition to parts specialists, retail and/or installer service specialists and other positions required to meet the specific needs of each store. Each of our 591 district managers has general supervisory responsibility for an average of 10 stores, which provides our stores with strong operational support.

We offer a variety of specific training programs that address a broad spectrum of topics from store and distribution center operations to customer service. We believe our highly trained Team of Professional Parts People is essential in providing superior customer service to both DIY and professional service provider customers. A significant portion of our business is from professional service provider customers; therefore, our Professional Parts People are required to be highly technically proficient in automotive products. In addition, we have found that the typical DIY customer often seeks assistance from Professional Parts People, particularly when purchasing hard

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parts. The ability of our Professional Parts People to provide such assistance to the DIY customer creates a favorable impression and is a significant factor in generating repeat DIY business.

We screen prospective Team Members to identify highly motivated individuals who either have experience with automotive parts and repairs or automotive aptitude. New store Team Members go through a comprehensive orientation focused on the culture of our Company, as well as the requirements for their specific position. Additionally, during their first year of employment, our parts specialists go through extensive automotive systems and product knowledge training to ensure they are able to provide high levels of service to our customers. Once all of the required training has been satisfied, our parts specialists become eligible to take the O'Reilly Certified Parts Professional test. Passing the O'Reilly test helps prepare them to become certified by the National Institute for Automotive Service Excellence ("ASE").

All of our stores have the ability to service professional service provider customers. For this reason, select Team Members in each store complete extensive sales call training with a regional field sales manager. These Team Members then spend at least one day per week calling on existing and potential professional service provider customers. Each Team Member engaged in such sales activities participates in quarterly advanced training programs for sales and business development.

Additionally, store and district managers complete a comprehensive training program to ensure each has a thorough understanding of customer service, leadership, inventory management and store profitability, as well as all other sales and operational aspects of our business model. Store and district managers are also required to complete a structured training program that is specific to their position, including attending a week-long manager development program at the corporate headquarters in Springfield, Missouri. Store and district managers also receive continuous training through online training programs, field workshops, regional meetings and our annual leadership conference.

Diversity and Inclusion:

At O'Reilly, valuing diversity and inclusion is about creating an environment in which our Team Members feel included, respected and have opportunities to do their best work and achieve their greatest potential. We believe diversity within the workplace is crucial in running our business and building the best Team of Professional Parts People to serve our customers. We are committed to recruiting and building a diverse team through inclusive talent acquisition, ongoing leadership development and actively identifying emerging talent. We have worked to expand opportunities for all of our Team Members through programs designed to prepare them to take on more responsibilities at every level of the organization. We firmly believe that promoting from within is a differentiator in maximizing our diversity across the entire company. In order to ensure our diversity and inclusion efforts are successful, we survey our Team Members, provide enhanced, collaborative learning through diversity and inclusion training and resources, and build network groups, action plans and programs aimed at improving our work environments for our Team Members and customers.

Compensation, Benefits and Recognition:

Our compensation philosophy has always been to incentivize Team Members to "run it like you own it," and we continually evaluate and benchmark our comprehensive compensation programs to ensure they remain competitive, providing an important tool to attract and retain the best and most qualified Team Members in every market. We provide financial incentives to all store Team Members through various incentive compensation programs. Store team members have the opportunity to earn incentive pay that increases their base hourly wage consistent with their individual performance or the performance of their store. Store managers, district managers, region directors and division vice presidents have the ability to earn additional compensation above their salary or base hourly wage based upon the performance of their stores. In addition, beginning with the district manager level, we augment our competitive programs with share-based compensation. We believe our incentive compensation programs significantly increase the motivation and overall performance of our Team Members.

Just as pay, benefits, and growth opportunities are critically important to our Team Members' success, we believe it is equally important to recognize Team Members for a job well done. We regularly present many awards that range from recognizing individual service longevity to performance, allowing peer-to-peer recognition or management nomination of an individual's excellent performance.

Team Composition:

We recognize that each and every one of our Team Members plays a very important role in our ability to provide outstanding customer service and achieve consistent, successful performance. As of January 31, 2023, we employed 87,745 Team Members (71,612 full-time Team Members and 16,133 part-time Team Members), of whom 71,582 were employed at our stores, 11,789 were employed at our DCs and 4,374 were employed at our corporate and regional offices. Ours is an increasingly technical business creating the need for knowledgeable Professional Parts People, and our ongoing focus on developing a technically proficient Team has resulted in the growth of the mix of our full-time work force, increasing from 65% at January 31, 2020 to 82% at January 31, 2023. While full-time Professional Parts People play a vital role in our ongoing success, the flexibility of incorporating part-time employment into our work force is also an important component of providing excellent customer service. Many of our part-time Team Members choose to work at O'Reilly while attending school, or during other transitional periods in their lives, or simply because of their passion for cars and knowledge of auto parts. Part-time Team Members have the opportunity to become career Professional Parts People because of our promote from within philosophy, and many of our leaders today began their careers as part-time Team Members in our stores or distribution centers.

A union represents 435 Team Members in 47 stores in the Greater Bay Area in California and has for many years. There are 52 Team Members that drive over-the-road trucks in two of our domestic DCs that are also represented by a labor union. Additionally, two unions represent approximately 1,076 Team Members in Mexico. We consider our current relationship with these unions and union Team Members to be excellent. With the exception of the previously described Team Members, our Team Members are not represented by labor unions.

Additional information about our Team Member population and human capital management practices can be found in our most recent Sustainability, Social, and Governance report, which is available on our website at www.OReillyAuto.com. Our Sustainability, Social, and Governance report is not, and will not be deemed to be, a part of this annual report on Form 10-K for the year ended December 31, 2022, or incorporated by reference into any of our other filings with the Securities and Exchange Commission.

Store Network

New Store Site Selection:

In selecting sites for new stores, we seek to strategically locate store sites in clusters within geographic areas in order to achieve economies of scale in management, advertising and distribution. Other key factors we consider in the site selection process are

- population density;
- demographics, including age, life style and per capita income;
- market economic strength, retail draw and growth patterns;
- number, age and percent of makes and models of registered vehicles;
- the number, type and sales potential of existing automotive repair facilities;
- the number of auto parts stores and other competitors within a predetermined radius;
- physical location, traffic count, size, economics and presentation of the site;
- financial review of adjacent existing locations; and
- the type and size of store that should be developed.

When entering new, more densely populated markets, we generally seek to initially open several stores within a short span of time in order to maximize the effect of initial promotional programs and achieve economies of scale. After opening this initial cluster of new stores, we begin penetrating the less densely populated surrounding areas. As these store clusters mature, we evaluate the need to open additional locations in the more densely populated markets where we believe opportunities exist to expand our market share or to improve the level of service provided in high volume areas. This strategy enables us to achieve additional distribution and advertising efficiencies in each market.

Store Locations and Size:

As a result of our dual market strategy, we are able to profitably operate in both large, densely populated markets and small, less densely populated areas that would not otherwise support a national chain selling primarily to the retail automotive aftermarket. Our U.S. stores, on average, carry approximately 22,000 SKUs and average approximately 7,500 total square feet in size. At December 31, 2022, we had a total of approximately 45 million square feet in our 5,929 domestic stores. Our domestic stores are served primarily by the nearest DC, which averages 154,000 SKUs, but also have same-day access to the broad selection of inventory available at one of our 383 Hub stores that average 12,700 square feet in size and carry an average of 49,000 SKUs, with Hubs in select markets carrying further enhanced inventory levels up to an approximately 94,000 SKUs.

We believe that our stores are "destination stores" generating their own traffic rather than relying on traffic created by the presence of other stores in the immediate vicinity. Consequently, most of our stores are freestanding buildings or prominent end caps situated on or near major traffic thoroughfares and offer ample parking, easy customer access and are generally located in close proximity to our professional service provider customers.

The following table sets forth the geographic distribution and opening activity of our stores as of December 31, 2022 and 2021:

State	December 31, 2021		2022 Net, New Stores		December 31, 2022		
	Store Count	% of Total Store Count	Store Growth	% of Total Store Growth	Store Count	% of Total Store Count	Cumulative % of Total Store Count
Texas	775	13.5 %	23	13.5 %	798	13.5 %	13.5 %
California	570	9.9 %	9	5.3 %	579	9.8 %	23.3 %
Florida	259	4.5 %	16	9.4 %	275	4.6 %	27.9 %
Georgia	231	4.0 %	2	1.2 %	233	3.9 %	31.8 %
Illinois	220	3.8 %	7	4.1 %	227	3.8 %	35.6 %
Ohio	217	3.8 %	7	4.1 %	224	3.8 %	39.4 %
North Carolina	211	3.7 %	5	2.8 %	216	3.6 %	43.0 %
Missouri	206	3.6 %	1	0.6 %	207	3.5 %	46.5 %
Tennessee	191	3.3 %	8	4.7 %	199	3.4 %	49.9 %
Michigan	186	3.2 %	1	0.6 %	187	3.2 %	53.1 %
Indiana	160	2.7 %	8	4.7 %	168	2.8 %	55.9 %
Washington	161	2.7 %	4	2.4 %	165	2.8 %	58.7 %
Alabama	156	2.6 %	1	0.6 %	157	2.6 %	61.3 %
Arizona	145	2.5 %	3	1.8 %	148	2.5 %	63.8 %
Louisiana	136	2.4 %	7	4.1 %	143	2.3 %	66.1 %
Wisconsin	129	2.2 %	3	1.8 %	132	2.2 %	68.3 %
Minnesota	128	2.2 %	3	1.8 %	131	2.2 %	70.5 %
Oklahoma	125	2.2 %	—	— %	125	2.1 %	72.6 %
South Carolina	119	2.1 %	6	3.4 %	125	2.1 %	74.7 %
Arkansas	119	2.1 %	3	1.8 %	122	2.1 %	76.8 %
Colorado	111	1.9 %	8	4.7 %	119	2.0 %	78.8 %
Kentucky	108	1.9 %	1	0.6 %	109	1.8 %	80.6 %
Virginia	94	1.6 %	5	2.8 %	99	1.7 %	82.3 %
Kansas	86	1.5 %	1	0.6 %	87	1.5 %	83.8 %
Mississippi	84	1.5 %	1	0.6 %	85	1.4 %	85.2 %
Iowa	81	1.4 %	2	1.2 %	83	1.4 %	86.6 %
Oregon	72	1.3 %	2	1.2 %	74	1.2 %	87.8 %
Utah	67	1.2 %	4	2.4 %	71	1.2 %	89.0 %
New Mexico	62	1.1 %	3	1.8 %	65	1.1 %	90.1 %
Nevada	59	1.0 %	1	0.6 %	60	1.0 %	91.1 %
Massachusetts	56	1.0 %	2	1.2 %	58	1.0 %	92.1 %
Idaho	48	0.8 %	4	2.4 %	52	0.9 %	93.0 %
Nebraska	51	0.9 %	—	— %	51	0.9 %	93.9 %
Pennsylvania	39	0.7 %	5	2.8 %	44	0.7 %	94.6 %
Maine	34	0.6 %	3	1.8 %	37	0.6 %	95.2 %
New Hampshire	35	0.6 %	1	0.6 %	36	0.6 %	95.8 %
Connecticut	27	0.5 %	3	1.8 %	30	0.5 %	96.3 %
Montana	28	0.5 %	1	0.6 %	29	0.5 %	96.8 %
New York	24	0.4 %	2	1.2 %	26	0.4 %	97.2 %
Vermont	24	0.4 %	—	— %	24	0.4 %	97.6 %
Wyoming	23	0.4 %	—	— %	23	0.4 %	98.0 %
West Virginia	22	0.4 %	1	0.6 %	23	0.4 %	98.4 %
South Dakota	20	0.3 %	1	0.6 %	21	0.4 %	98.8 %
Alaska	16	0.3 %	—	— %	16	0.3 %	99.1 %
North Dakota	16	0.3 %	—	— %	16	0.3 %	99.4 %
Rhode Island	15	0.3 %	—	— %	15	0.3 %	99.7 %
Hawaii	13	0.2 %	2	1.2 %	15	0.3 %	100.0 %
Total U.S. stores	5,759	100.0 %	170	100.0 %	5,929	100.0 %	
Mexico	25		17		42		
Total stores	5,784		187		5,971		

Distribution Systems

We believe that our tiered distribution model provides industry-leading parts availability and store in-stock positions, while optimizing our inventory investment by controlling the depth of our store stocked inventory. Our distribution expansion strategy, supported by our ongoing, significant capital investments, complements our new store opening strategy by supporting newly established clusters of stores, and additional penetration into existing markets, in the regions surrounding each DC. As of December 31, 2022, we had a total growth capacity of 150 to 300 U.S. stores in our distribution network. Further enhancing our distribution capabilities in 2023, we plan to open our first DC in Puerto Rico and a large DC in Guadalajara, Mexico.

Distribution Centers:

As of December 31, 2022, we operated 28 domestic DCs comprised of approximately 12.1 million operating square feet (see the "Properties" table in Item 2 of this annual report on Form 10-K for more information about DC operating square footages). Our DCs stock an average of 154,000 SKUs and most DCs are linked to and have access to multiple other regional DCs' inventory. Our DCs provide five-night-a-week delivery, primarily via a Company-owned fleet, to substantially all of our stores in the continental United States. In addition, stores within an individual DC's metropolitan area receive multiple daily deliveries from the DC's "city counter," many of which receive this service seven days per week. Our DCs provide service to not only the stores they service via their city counters but also to strategic Hub locations, which redistribute products to surrounding stores. Our national Hub store network provides additional service throughout the week, and on weekends, to surrounding stores.

As part of our continuing efforts to enhance our distribution network in 2023, we plan to

- continue to enhance our distribution network through the engineering, design, expansion or relocation of new or current DCs;

- continue to utilize routing software to enhance logistics efficiencies;

- continue to implement labor management software to improve DC productivity and overall operating efficiency;

- continue to define and implement best practices in all DCs;

- make proven, return-on-investment based capital enhancements to material handling equipment in DCs, including conveyor systems, picking modules, lift equipment and computer hardware; and

- continue to augment our robust distribution network, when and where appropriate, through the use of strategically located Hubs.

Hub Stores:

We currently operate a total of 383 strategically located Hub stores. In addition to serving DIY and professional service provider customers in their markets, Hub stores also provide delivery service to our other stores within the surrounding area and access to an expanded selection of SKUs on a same-day basis. Our Hub store network consists of 383 Hubs that average approximately 12,700 square feet and carry an average of 49,000 SKUs, with Hubs in select markets carrying further enhanced inventory levels up to approximately 94,000 SKUs.

Products and Purchasing

Our stores offer DIY and professional service provider customers a wide selection of products for domestic and imported automobiles, vans and trucks. Our merchandise generally consists of nationally recognized, well-advertised, premium name brand products, such as AC Delco, Armor All, Bosch, Castrol, Dorman, Fel-Pro, Gates Rubber, Lucas Oil, Mobil1, Monroe, Moog, Pennzoil, Prestone, Standard, STP, Turtle Wax, Valvoline, Wagner, and Wix, and a wide selection of quality proprietary private label products, which span the entire good, better and best value spectrum, under our BesTest®, BrakeBest®, Cartek®, Import Direct®, MasterPro®, MicroGard®, Murray®, Omnispark®, O'Reilly Auto Parts®, Precision®, Power Torque®, Super Start®, Syntec®, and Ultima® brands. Our proprietary private label products are produced by respected automotive manufacturers, meet or exceed original equipment manufacturer specifications and consist of house brands and nationally recognized proprietary bands, which we have acquired or developed over time. Our "good" proprietary brands provide a great combination of quality and value, a characteristic important to our DIY customers, while our "better" and "best" proprietary brands offer options for our more heavy-duty DIY customers, as well as our professional service provider customers, who often prefer higher quality products that can be relied upon to support and grow their businesses.

We have no long-term contracts with material purchase commitments with any of our suppliers, nor have we experienced difficulty in obtaining satisfactory alternative supply sources for automotive parts. We believe that alternative supply sources exist at competitive costs for substantially all of the automotive products that we sell. It is our policy to take advantage of payment and seasonal purchasing discounts offered by our suppliers and to utilize extended dating terms available from suppliers. We have entered into various programs and arrangements with certain suppliers that provided for extended dating and payment terms for inventory purchases. As a whole, we consider our relationships with our suppliers to be very good.

We purchase automotive products in substantial quantities from over 815 suppliers, the five largest of which accounted for approximately 24% of our total purchases in 2022. Our largest supplier in 2022 accounted for approximately 7% of our total purchases and the next four largest suppliers each accounted for approximately 3% to 6% of our total purchases.

Marketing

Retail and Online Marketing:

Our integrated marketing strategy and Omnichannel efforts include national media channels, in-store, digital and social media activation, as well as marketing the O'Reilly brand through automotive event sponsorships and on-site appearances throughout the country. Our O'Rewards loyalty program encourages repeat customers, as they accumulate points from their O'Reilly purchases that are redeemable for rewards at various purchase levels. Our marketing efforts also target the Spanish-speaking market through broadcast media, print and sports marketing, as well as sponsorships of local and regional events.

Professional Marketing:

To develop our continued relationships with professional service providers and installers, we employ Territory Sales Managers in nearly every market to ensure complete sales territory coverage and personalized service for professional customers. Flyers, quick reference guides and catalogs are distributed on a regular basis to all professional service providers, including paint and body shops and fleet maintenance customers to encourage brand and program awareness. In addition, our professional customer program, First Call, also offers a proprietary ordering and other services platform called www.FirstCallOnline.com, dedicated Professional Service Specialists in stores, multiple daily deliveries and access to training opportunities, shop management, maintenance supplies and the Certified Auto Repair program, which offers professional service providers with the business tools they need to profitably grow and market their business.

INDUSTRY ENVIRONMENT

The automotive aftermarket industry includes all products and services purchased for light and heavy-duty vehicles after the original sale. The total size of the automotive aftermarket is estimated to be approximately $357 billion, according to the Auto Care Association. This market is made up of four segments: labor share of professional service provider sales, auto parts share of professional service provider sales, DIY sales and tire sales. We estimate that O'Reilly's addressable market within this industry is approximately $130 billion to $140 billion, which includes the auto parts share of professional service provider sales at wholesale and DIY sales at retail. We do not sell tires or perform for-fee automotive repairs or installations.

Competition

The sale of automotive aftermarket items is highly competitive in many areas, including customer service, product availability, store location, brand recognition and price. We compete in both the DIY and professional service provider portions of the automotive aftermarket and are one of the largest specialty retailers within that market. We compete primarily with

- national retail and wholesale automotive parts chains (such as AutoZone, Inc., Advance Auto Parts, CARQUEST and NAPA);
- regional retail and wholesale automotive parts chains;
- wholesalers or jobber stores (some of which are associated with national automotive parts distributors or associations such as NAPA, CARQUEST, Bumper to Bumper and Auto Value);
- automobile dealers; and
- mass merchandisers and online retailers that carry automotive replacement parts, maintenance items and accessories (such as Wal-Mart Stores, Inc. and Amazon.com, Inc.).

We compete on the basis of customer service, which includes merchandise selection and availability, technical proficiency and helpfulness of store personnel, price, store layout, the Omnichannel experience and convenient and accessible store locations. Our dual market strategy requires significant capital, including the capital expenditures required for our distribution and store networks and working capital needed to maintain inventory levels necessary for providing products to both the DIY and professional service provider portions of the automotive aftermarket.

Inflation and Seasonality

We have generally been successful in reducing the effects of merchandise cost increases principally by taking advantage of supplier incentive programs, economies of scale resulting from increased volume of purchases and selective forward buying. To the extent our acquisition costs increased due to price increases industry wide, we have typically been able to pass along these increased costs through higher retail prices for the affected products. As a result, we do not believe inflation has had a material adverse effect on our operations.

To some extent our business is seasonal, primarily as a result of the impact of weather conditions on customer buying patterns. While we have historically realized operating profits in each quarter of the year, our store sales, profits and inventory levels have historically been higher in the second and third quarters (April through September) than in the first and fourth quarters (October through March) of the year.

Regulations

We are subject to federal, state and local laws and governmental regulations relating to our business, as well as the health and safety of our Team Members and customers, including, but not limited to, those related to the handling, storage and disposal of hazardous substances, the recycling of batteries and used lubricants and the ownership and operation of real property.

As part of our operations, we handle hazardous materials in the ordinary course of business and our customers may bring hazardous materials onto our property in connection with, for example, our used oil, oil filter and battery recycling programs. We currently provide a recycling program for batteries and the collection of used lubricants at certain stores as a service to our customers pursuant to agreements with third-party suppliers. The batteries and used lubricants are collected by our Team Members, deposited into supplier-provided containers and pallets and then recycled by the third-party suppliers. In general, our agreements with such suppliers contain provisions that are designed to limit our potential liability under applicable environmental regulations for any damage or contamination, which may be caused by the batteries and lubricants to off-site properties (including as a result of waste disposal) and to our properties, when caused by the supplier.

Compliance with any such laws and regulations has not had a material adverse effect on our operations to date. However, we cannot give any assurance that we will not incur significant expenses in the future in order to comply with any such laws or regulations.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Gregory D. Johnson, age 57, Chief Executive Officer, has been an O'Reilly Team Member for 40 years, which includes continuous years of service with a company acquired by O'Reilly. Mr. Johnson's O'Reilly career began as a part-time Distribution Center Team Member and progressed through the roles of Retail Systems Manager, Warehouse Management Systems (WMS) Development Manager, Director of Distribution, Vice President of Distribution Operations, Senior Vice President of Distribution Operations, Executive Vice President of Supply Chain, Chief Executive Officer and Co-President, and President and Chief Executive Officer. Mr. Johnson held the position of Co-President from 2017 until February of 2022 and President from February 2022 until January 2023. Mr. Johnson has held the position of Chief Executive Officer since 2018.

Brad Beckham, age 44, Co-President, has been an O'Reilly Team Member for 26 years. Mr. Beckham's primary areas of responsibility are all domestic and international Store Operations and Sales, Real Estate and Expansion, Human Resources, Legal, Risk Management, Training and Finance. Mr. Beckham's O'Reilly career began as a Parts Specialist and progressed through the roles of Store Manager, District Manager, Regional Manager, Divisional Vice President, Vice President of Eastern Store Operations and Sales, Senior Vice President of Eastern Store Operations and Sales, Senior Vice President of Central Store Operations, Executive Vice President of Store Operations and Sales, and Executive Vice President and Chief Operating Officer. Mr. Beckham has held the position of Co-President since January of 2023.

Brent G. Kirby, age 54, Co-President, has been an O'Reilly Team Member since 2018. Mr. Kirby's primary areas of responsibility are Merchandise, Distribution, Logistics, Inventory Management, Pricing, Store Design, Marketing, Advertising/Marketing, Electronic Catalog, Customer Satisfaction, Omnichannel and Information Technology. Mr. Kirby began his retail career of over 35 years with Lowe's Companies, Inc. ("Lowe's") as a hardware associate and progressed through various positions at the store, district and, regional levels before being promoted to Senior Vice President of Store Operations and later Chief Omnichannel Officer. In 2018, Mr. Kirby O'Reilly career began as Senior Vice President of Omnichannel and progressed through the roles of Executive Vice President of Supply Chain and Executive Vice President and Chief Supply Chain Officer. Mr. Kirby has held the position of Co-President since January of 2023.

Doug Bragg, age 53, Executive Vice President of Operations and Sales, has been an O'Reilly Team Member for 32 years. Mr. Bragg's primary areas of responsibility are Store Operations and Sales for O'Reilly U.S. Store Operations. Mr. Bragg's O'Reilly career began as a Distribution Center Team Member and progressed through the roles of Assistant Store Manager, Store Manager, District Manager, Regional Manager, Divisional Vice President, and Senior Vice President of Central Store Operations and Sales. Mr. Bragg has held the position of Executive Vice President of Store Operations since January of 2022.

Jeremy Fletcher, age 45, Executive Vice President and Chief Financial Officer, has been an O'Reilly Team Member for 17 years. Mr. Fletcher's primary areas of responsibility are Finance, Accounting, Credit and Collections, Financial Planning, Tax, Treasury, and Investor Relations. Mr. Fletcher's O'Reilly career began as the Financial Reporting and Budgeting Manager and progressed through the roles of Director of Finance, Vice President of Finance and Controller, and Senior Vice President of Finance and Controller. Prior to joining O'Reilly, Mr. Fletcher worked as a Certified Public Accountant in public practice and in a financial reporting and planning role for a Fortune 1000 corporation. Mr. Fletcher has held the position of Executive Vice President and Chief Financial Officer since May of 2022.

Tom McFall, age 52, Executive Vice President, has been an O'Reilly Team Member for 16 years. Mr. McFall's primary areas of responsibility are Legal, Real Estate and Risk Management. Mr. McFall's career began with Ernst & Young LLP in Detroit, Michigan, where he achieved the position of Audit Manager, before accepting a position with Murray's Discount Auto Stores ("Murray's"). Mr. McFall served Murray's for eight years through the roles of Controller, Vice President of Finance, and Chief Financial Officer, with direct responsibility for finance, accounting and distribution and logistics operations. After Murray's was acquired by CSK Auto Corporation ("CSK") in 2005, Mr. McFall held the position of Chief Financial Officer of Midwest Operation for CSK. In 2006, Mr. McFall joined O'Reilly as Senior Vice President of Finance and Chief Financial Officer. Mr. McFall held the position of Chief Financial Officer from 2006 until May of 2022. Mr. McFall has held the position Executive Vice President since 2007 and has been responsible for various areas during his tenure, including Finance, Information Technology, Real Estate and Expansion, Legal, Risk Management and Human Resources.

Jonathan Andrews, age 55, Senior Vice President of Human Resources and Training, has been an O'Reilly Team Member for 10 years. Mr. Andrews's primary areas of responsibility are Human Resources and Training. Mr. Andrews has over 30 years of human resources experience. Mr. Andrews's career includes human resource positions with Cargill, Inc., Tyson Foods, Inc. and AutoNation, Inc. Mr. Andrews served AutoNation for 10 years as Director of Human Resources and Senior Director of Human Resources. In 2012, Mr. Andrews joined O'Reilly as Vice President of Human Resources and progressed through the role of Vice President of Human Resources and Training. Mr. Andrews has held the position of Senior Vice President of Human Resources and Training since 2019.

Robert Dumas, age 49, Senior Vice President of Eastern Store Operations and Sales, has been an O'Reilly Team Member for 30 years, which includes continuous years of service with a company acquired by O'Reilly. Mr. Dumas's primary areas of responsibility are Store Operations and Sales for O'Reilly's Eastern Store Operations. Mr. Dumas's O'Reilly career began as a Parts Specialist and progressed through the roles of Installer Service Specialist, Night Manager, Associate Manager, Store Manager, District Manager, Regional Manager, and Divisional Vice President. Mr. Dumas has held the position of Senior Vice President of Eastern Store Operations and Sales since 2016.

Larry L. Ellis, age 67, Senior Vice President of Distribution Operations, has been an O'Reilly Team Member for 47 years, which includes continuous years of service with a company acquired by O'Reilly. Mr. Ellis's primary areas of responsibility are Distribution Operations and Logistics. Mr. Ellis's O'Reilly career began as a Distribution Center Team Member and progressed through the roles of Distribution Center Supervisor, Distribution Center Manager, Director of Distribution Operations, Vice President of Logistics, Vice President of Western Division Distribution Operations, and Vice President of Distribution Operations. Mr. Ellis has held the position of Senior Vice President of Distribution Operations since 2014.

Jeffrey L. Groves, age 57, Senior Vice President of Legal and General Counsel, has been an O'Reilly Team Member for 18 years. Mr. Groves's primary areas of responsibility are Corporate Governance, Regulatory Matters, and Internal Audit. Mr. Groves's O'Reilly career began as Director of Legal and Claim Services and progressed through the roles of Director of Legal and Claim Services and General Counsel and Vice President of Legal and Claim Services and General Counsel. Prior to joining O'Reilly, Mr. Groves worked in a private civil defense trial practice. Mr. Groves has held the position of Senior Vice President of Legal and General Counsel since 2016.

Philip M. Hopper, age 41, Senior Vice President of Real Estate and Expansion, has been an O'Reilly Team Member for 11 years. Mr. Hopper's primary areas of responsibility are Real Estate Expansion and Acquisitions. Mr. Hopper's O'Reilly career began as Real Estate Counsel and progressed through the roles of Director of Property Management, Vice President of Real Estate Expansion and Property Management, and Vice President of Real Estate Development. Mr. Hopper has held the position of Senior Vice President of Real Estate and Expansion since November of 2022.

Jeffrey A. Lauro, age 56, Senior Vice President of Information Technology, has been an O'Reilly Team Member for seven years. Mr. Lauro's primary area of responsibility is Information Technology. Mr. Lauro has 35 years of information technology experience primarily in the retail industry. Prior to joining O'Reilly, Mr. Lauro held the position of Chief Information Officer for Payless ShoeSource ("Payless"), with direct responsibility for solution delivery, infrastructure and operations and enterprise architecture. Prior to joining Payless, Mr. Lauro was the Vice President, Global Information Technology Service Delivery Director for The TJX Companies, Inc., with direct responsibility for global information technology service management, operations, implementation and disaster recovery. In 2015, Mr. Lauro joined O'Reilly as Senior Vice President of Information Technology and has held this position since that time.

Chris Mancini, age 45, Senior Vice President of Central Store Operations and Sales, has been an O'Reilly Team Member for 19 years. Mr. Mancini's primary areas of responsibility are Store Operations and Sales for O'Reilly Central Store Operations. Mr. Mancini's O'Reilly career began as an Installer Service Specialist and progressed through the roles of Store Manager, District Manager, Regional Director, Mid-Atlantic Division Vice President, and Western Division Vice President. Mr. Mancini has held the position of Senior Vice President of Central Store Operations and Sales since January of 2022.

Mark J. Merz, age 51, Senior Vice President of Finance, has been an O'Reilly Team Member for 15 years. Mr. Merz's primary areas of responsibility are Finance, Accounting, Credit and Collections, Financial Planning, Tax, Treasury, and Investor Relations. Mr. Merz's O'Reilly career began as a Senior Accountant and progressed through the roles of External Reporting and Investor Relations Manager, Director of External Reporting and Investor Relations, and Vice President of Investor Relations, Financial Reporting and Planning. Prior to joining O'Reilly, Mr. Merz worked for nine years as a Controller for a privately held company. Mr. Merz has held the position of Senior Vice President of Finance since May of 2022.

Chuck Rogers, age 55, Senior Vice President of Professional Sales and Store Operations Support, has been an O'Reilly Team Member for 32 years. Mr. Rogers's primary areas of responsibility are Professional Sales, Store Operations and Retail Systems, and Jobber Sales. Mr. Rogers's O'Reilly career began as a Delivery Specialist and progressed through the roles of various store positions, Assistant Computer Sales and Services Coordinator, Installer Systems Manager, National Accounts/Installer Systems Manager, Director of Sales Administration, and Vice President of Professional Sales. Mr. Rogers has held the position of Senior Vice President of Professional Sales and Store Operations Support since January of 2022.

Jason Tarrant, age 42, Senior Vice President of Western Store Operations and Sales, has been an O'Reilly Team Member for 21 years, which includes continuous years of service with a company acquired by O'Reilly. Mr. Tarrant's primary areas of responsibility are Store Operations and Sales for O'Reilly Western Store Operations. Mr. Tarrant's O'Reilly career began as a Parts Specialist and progressed through the roles of Assistant Store Manager, Store Manager, District Manager, Regional Field Sales Manager, Regional Manager, and Divisional Vice President. Mr. Tarrant has held the position of Senior Vice President of Western Store Operations and Sales since 2018.

Darin Venosdel, age 52, Senior Vice President of Inventory Management, has been an O'Reilly Team Member for 25 years. Mr. Venosdel's primary areas of responsibility are Inventory Management, Purchasing and Store Design. Mr. Venosdel's O'Reilly career began as a Programmer/Analyst and progressed through the roles of Application Development Manager, Director of Application Development, Director of Inventory Management, and Vice President of Inventory Management. Mr. Venosdel has held the position of Senior Vice President of Inventory Management since 2018.

David Wilbanks, age 51, Senior Vice President of Merchandise, has been an O'Reilly Team Member for 10 years. Mr. Wilbanks's primary areas of responsibility are Merchandise and Pricing. Mr. Wilbanks has over 30 years of experience in the automotive aftermarket industry. Mr. Wilbanks's career began as a counter technician for an independent jobber and progressed to becoming an ASE Certified Master Technician for an automotive dealership, before accepting a position with AutoZone, Inc. ("AutoZone"). Mr. Wilbanks served AutoZone for twelve years as a financial analyst, Category Manager, and Director of Merchandise. In 2012, Mr. Wilbanks joined O'Reilly as Vice President of Merchandise and has held the position of Senior Vice President of Merchandise since 2016.

SERVICE MARKS AND TRADEMARKS

We have registered, acquired and/or been assigned the following service marks and trademarks in the United States: BENNETT AUTO SUPPLY®; BESTEST®; BETTER PARTS. BETTER PRICES.®; BETTER PARTS, BETTER PRICES....EVERYDAY!®; BOND AUTO PARTS®; BRAKEBEST®; BRAKEBEST HD®; BRAKEBEST SELECT®; CARTEK®; CARTEK PRO®; CERTIFIED AUTO REPAIR®; CHECKER AUTO PARTS®; CUSTOMIZE YOUR RIDE®; DEPENDABILITY YOU CAN COUNT ON®; DO IT RIGHT DEALS®; DO IT RIGHT REBATE®; EARN POINTS EVERY WAY YOU SHOP®; FIRST CALL®; FLEET & HEAVY

DUTY PROFESSIONAL PARTS PEOPLE®; FORMULATED FOR TODAY'S ENGINES®; FRIENDLIEST PARTS STORE IN TOWN®; FROM OUR STORE TO YOUR DOOR®; IMPORT DIRECT®; IMPORT DIRECT OE REPLACEMENT PARTS®; KRAGEN AUTO PARTS®; MASTER PRO®; MASTER PRO REFINISHING®; MASTERPRO SELECT®; MASTERPRO UNDERCAR®; MICROGARD®; MICROGARD HEPA®; MURRAY®; MURRAY CLIMATE CONTROL®; MURRAY TEMPERATURE CONTROL®; MURRAY'S MASCOT® (Design only); MURRAY PLUS®; MURRAY ULTRA®; MURRAY'S AUTO PARTS®; O LOW PRICE GUARANTEE! ®; O® (Shamrock inside of "O"); OMNISPARK®; O'REILLY®; O'REILLY AUTO COLOR PROFESSIONAL PAINT PEOPLE®; O'REILLY AUTO PARTS®; O'REILLY AUTO PARTS PROFESSIONAL PARTS PEOPLE®; O'REILLY AUTOMOTIVE®; O'REILLY O'REWARDS®; O'REILLY SELECT®; O'REWARDS®; ORIGINAL BRAND PROXONE EST. 2007®; PARTNERSHIP NETWORK®; PARTS CITY®; PARTS CITY AUTO COLOR PROFESSIONAL PAINT PEOPLE®; PARTS CITY AUTO PARTS®; PARTS FOR YOUR CAR WHEREVER YOU ARE®; PARTS PAYOFF®; POWER TORQUE®; PRECISION®; PRECISION HUB ASSEMBLIES®; PROFESSIONAL PARTS PEOPLE®; PROFESIONALES EN AUTOPARTES®; PROTECTION YOU CAN TRUST®; QUIETECH®; REAL WORLD TRAINING®; ¡SIGUE ADELANTE CON O'REILLY!®; SCHUCK'S AUTO SUPPLY®; SUPER START®; SYNTEC®; TOOLBOX®; ULTIMA®; ULTIMA SELECT®; ULTIMA SELECT MOTOR PRODUCTS®; WORK AT THE O®; and X® (design mark associated with PRECISION). Some of the service marks and trademarks listed above may also have a design associated therewith. Each of the service marks and trademarks are in duration for as long as we continue to use and seek renewal of such marks. The above list includes only the trademarks and service marks that are currently and validly registered with the United States Patent and Trademark Office. It does not include trademarks or service marks which may also be in use, but are not yet registered or trademarks or service marks used and/or registered in other countries. Except for the trademarks and service marks listed or referred to in this Item 1, we believe that our business is not dependent upon any patent, trademark, service mark or copyright.

Solely for convenience, our service marks and trademarks may appear in this report without the ® or ™ symbol, which is not intended to indicate that we will not assert, to the fullest extent under applicable law, our rights or the right to these service marks and trademarks.

AVAILABLE INFORMATION

Our Internet address is www.OReillyAuto.com. Interested readers can access, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, through the Securities and Exchange Commission website at www.sec.gov and searching with our ticker symbol "ORLY." Such reports are generally available the day they are filed. Upon request, we will furnish interested readers a paper copy of such reports free of charge by contacting Eric Bird, Vice President of Finance and Treasury, at 233 South Patterson Avenue, Springfield, Missouri, 65802.

Item 1A. Risk Factors

Our future performance is subject to a variety of risks and uncertainties. Although the risks described below are the risks that we believe are material, there may also be risks of which we are currently unaware, or that we currently regard as immaterial based upon the information available to us that later may prove to be material. Interested parties should be aware that the occurrence of the events described in these risk factors, elsewhere in this Form 10-K and in our other filings with the Securities and Exchange Commission could have a material adverse effect on our business, operating results and financial condition. Actual results, therefore, may materially differ from anticipated results described in our forward-looking statements.

RISKS SPECIFIC TO OUR BUSINESS AND INDUSTRY

Deteriorating economic conditions may adversely impact demand for our products, reduce access to credit and cause our customers and others, with which we do business, to suffer financial hardship, all of which could adversely impact our business, results of operations, financial condition and cash flows.

Although demand for many of our products is primarily non-discretionary in nature and tend to be purchased by consumers out of necessity, our sales are impacted by constraints on the economic health of our customers. The economic health of our customers is affected by many factors, including, among others, general business conditions, interest rates, inflation, consumer debt levels, the availability of consumer credit, currency exchange rates, taxation, fuel prices, unemployment levels, a prolonged public health crisis or pandemic and other matters that influence consumer confidence and spending. Many of these factors are outside of our control. Our customers' purchases, including purchases of our products, could decline during periods when income is lower, when prices increase in response to rising costs, or in periods of actual or perceived unfavorable economic conditions or political uncertainty. If any of these events occur, or if unfavorable economic conditions challenge the consumer environment, our business, results of operations, financial condition and cash flows could be adversely affected.

Overall demand for products sold in the automotive aftermarket is dependent upon many factors including the total number of vehicle miles driven in the U.S., the total number of registered vehicles in the U.S., the age and quality of these registered vehicles and the level of unemployment in the U.S. Changes in vehicle technology used by the original equipment manufacturers ("OEM") on future vehicles, including but not limited to electric, hybrid and internal combustion engines, may result in less frequent repairs, parts lasting longer or elimination of certain repairs. In addition, restrictions on access to telematics, diagnostic tools and repair information imposed by the OEMs or by governmental regulations may force vehicle owners to rely on dealers to perform maintenance and repairs. Adverse changes in these factors could lead to a decreased level of demand for our products, which could negatively impact our business, results of operations, financial condition and cash flows.

In addition, economic conditions, including decreased access to credit, may result in financial difficulties leading to restructurings, bankruptcies, liquidations and other unfavorable events for our customers, suppliers, logistics and other service providers and financial institutions that are counterparties to our credit facilities. Furthermore, the ability of these third parties to overcome these difficulties may worsen. If third parties, on whom we rely for merchandise, are unable to overcome difficulties resulting from the deterioration in economic conditions, the cause of which could include a prolonged public health crisis or pandemic, and provide us with the merchandise we need, or if counterparties to our credit facilities do not perform their obligations, our business, results of operations, financial condition and cash flows could be adversely affected.

The automotive aftermarket business is highly competitive, and we may have to risk our capital to remain competitive, all of which could adversely impact our business, results of operations, financial condition and cash flows.

Both the DIY and professional service provider portions of our business are highly competitive, particularly in the more densely populated areas that we serve. Some of our competitors are larger than we are and have greater financial resources. In addition, some of our competitors are smaller than we are, but have a greater presence than we do in a particular market. Online and mobile platforms may allow customers to quickly compare prices and product assortment and availability between us and a range of competitors, which could result in pricing pressure. Some online competitors may have a lower cost structure than we do, as a result of our strategy of providing an exceptional in-store experience and superior parts availability supported by our extensive store network and robust, regional distribution footprint, which could also create pricing pressure. We may have to expend more resources and risk additional capital to remain competitive and our results of operations, financial condition and cash flows could be adversely affected. For a list of our principal competitors, see the "Competition" section of Item 1 of this annual report on Form 10-K.

We are sensitive to regional economic and weather conditions that could impact our costs and sales.

Our business is sensitive to national and regional economic and weather conditions and natural disasters. Unusually inclement weather, such as significant rain, snow, sleet, freezing rain, flooding, seismic activity and hurricanes, has historically discouraged our customers from visiting our stores during the affected period and reduced our sales, particularly to DIY customers. Extreme weather conditions, such as extreme heat and extreme cold temperatures, may enhance demand for our products due to increased failure rates of our customers' automotive parts, while temperate weather conditions may have a lesser impact on failure rates of automotive parts. In addition, our stores and DCs located in coastal regions may be subject to increased unrecoverable losses resulting from regional weather conditions and our results of operations, financial condition and cash flows could be adversely affected.

A change in the relationship with any of our key suppliers, the limited supply or unavailability of key products, supply chain disruptions or changes in trade policies could affect our financial health.

Our business depends on developing and maintaining close relationships with our suppliers and on our suppliers' ability or willingness to sell quality products to us at favorable prices and terms. Many factors outside of our control may harm these relationships and the ability or willingness of these suppliers to sell us products on favorable terms. For example, financial or operational difficulties that our suppliers may face could increase the cost of the products we purchase from them or our ability to source products from them. In addition, the trend toward consolidation among automotive parts suppliers, as well as the off-shoring of manufacturing capacity to foreign countries, may disrupt or end our relationship with some suppliers and could lead to less competition and result in higher prices. We could also be negatively impacted when our suppliers or our supply chain experiences work stoppages; labor strikes; a prolonged public health crisis or pandemic; shipping and transportation disruptions or increased costs; currency fluctuations or inflation; or other interruptions to, or difficulties in, the manufacture or supply of the products we purchase. If we are unable to effectively respond to such disruptions to our supply chain, or manage them more effectively than our competitors, our business and competitive position may be negatively impacted. In addition, changes in U.S. trade policies, sanctions, practices, tariffs or taxes, import limitations and other factors relating to foreign trade and port agreements could affect our ability to source products and our suppliers' ability to source materials or provide products at current volumes and/or prices. These and other factors affecting our suppliers and our access to products could adversely affect our results of operations, financial condition and cash flows.

Business interruptions in our distribution centers or other facilities may affect our store hours, stability of systems we rely on, and/or availability and distribution of merchandise, which may affect our business.

Business interruptions, including from a prolonged public health crisis or pandemic, weather-related events, terrorist activities, war, political or civil unrest, or other disasters, or the threat of them, may result in a disruption of operations or the closure of one or more of our DCs or other facilities, or may adversely affect our ability to deliver inventory to our stores on a nightly basis. This may affect our ability to timely provide products to our customers, resulting in lost sales or a potential loss of customer loyalty, among other things. Some of our merchandise is imported from other countries and these goods could become difficult or impossible to bring into the United States, and we may not be able to obtain such merchandise from other sources at similar prices. Such a disruption in revenue could potentially have a negative impact on our results of operations, financial condition and cash flows.

In addition, we rely extensively on various systems, some of which are provided by third-party service providers, to manage inventory, process transactions and timely provide products to our stores and customers. These systems are subject to failure, damage or interruption, including power outages, telecommunications failures, computer viruses, cyber-attacks, security breaches or other catastrophic events. If these systems are damaged or fail to function properly, we may experience loss of critical data and interruptions or delays in our ability to manage inventories, deliver product or process customer transactions. Such a disruption of these systems, and the response to remedy, could result in a negative impact on our business operations and increased costs, which could have an adverse effect on our results of operations, financial condition and cash flows.

Failure to protect our brand and reputation could have a material adverse effect on our brand name, business, results of operations, financial condition and cash flows.

We believe our Company has built an excellent reputation as a leading retailer in the automotive aftermarket industry. We believe our continued success depends, in part, on our ability to preserve, grow and leverage the value of our brand. Our reputation is based, in part, on perceptions of subjective qualities; negative publicity involving the Company, our merchandise or our industry in general that erode customer trust or confidence could adversely affect our reputation and business. Failure to comply with ethical, social, product, labor, health and safety, accounting or environmental standards, or existing or future laws or regulations, as well as failure or perceived failure to achieve or make progress with environmental, social and governance goals, could also jeopardize our reputation and potentially lead to various adverse actions from consumer or environmental groups, employees or regulatory bodies, which could require us to incur substantial legal fees and costs. In addition, negative claims or publicity, including the availability of information and opinions on social media, as its impact is immediate, could adversely affect our reputation. The opportunity for the rapid dissemination of information, including inaccurate and inflammatory information and opinions, is virtually limitless and easily accessible. Damage to our reputation or loss of consumer confidence for any of these or other reasons could have an adverse effect on our business, results of operations, financial condition or cash flows, as well as require additional resources to rebuild our reputation.

Risks associated with international operations could result in additional costs and inefficiencies.

In addition to many of the risks we face in our U.S. operations, international operations present a unique set of risks and challenges, including local laws and customs, U.S. laws applicable to foreign operations and political and socio-economic conditions. Our ability to operate effectively and grow in international markets could be impacted by these risks resulting in legal liabilities, additional costs and the distraction of management's attention. Compliance with the Foreign Corrupt Practices Act and protection of intellectual property rights surrounding items such as tradenames and trademarks in foreign jurisdictions can pose significant challenges.

In addition, our operations in international markets are conducted primarily in the local currency of those countries. Given that our Consolidated Financial Statements are denominated in U.S. dollars, amounts of assets, liabilities, net sales and other revenues and expenses denominated in local currencies must be translated into U.S. dollars using exchange rates for the current period. As a result, foreign currency exchange rates and fluctuations in those rates may adversely impact our financial performance.

RISKS RELATED TO OUR COMMON STOCK

Risks related to us and unanticipated fluctuations in our quarterly operating results could affect our stock price.

We believe that quarter-to-quarter comparisons of our financial results are not necessarily meaningful indicators of our future operating results and should not be relied on as an indication of future performance. If our quarterly operating results fail to meet the expectations of analysts, the trading price of our common stock could be negatively affected. We cannot be certain that our growth plans and business strategies will be successful or that they will successfully meet the expectations of these analysts. If we fail to adequately address any of these risks or difficulties, our stock price would likely suffer.

The market price of our common stock may be volatile and could expose us to securities class action litigation.

The stock market and the price of our common stock may be subject to wide fluctuations based upon general economic and market conditions and potentially being targeted through the selling and buying of our common stock by a group of individuals, whose interests and reasoning behind such actions may not align with an average market participant. The market price of our common stock may also be affected by our ability to meet analysts' expectations and failure to meet such expectations, even slightly, could have an adverse effect on the market price of our common stock.

In addition, stock market volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies. Downturns in the stock market may cause the price of our common stock to decline. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been initiated against such companies. If similar litigation were initiated against us, it could result in substantial costs and a diversion of our management's attention and resources, which could have an adverse effect on our business.

RISKS RELATED TO OUR INDEBTEDNESS AND FINANCING

Our debt levels could adversely affect our cash flow and prevent us from fulfilling our obligations.

We have an unsecured revolving credit facility and unsecured senior notes, which could have important consequences for our financial health. For example, our level of indebtedness could, among other things,

- make it more difficult to satisfy our financial obligations, including those relating to the senior unsecured notes and our credit facility;
- increase our vulnerability to adverse economic and industry conditions;
- limit our flexibility in planning for, or reacting to, changes and opportunities in our industry, which may place us at a competitive disadvantage;
- require us to dedicate a substantial portion of our cash flows to service the principal and interest on our debt, reducing the funds available for other business purposes, such as working capital, capital expenditures or other cash requirements;
- limit our ability to incur additional debt with acceptable terms, if at all; and
- expose us to fluctuations in interest rates, including changes that may result from the implementation of new benchmark rates that replace LIBOR.

In addition, the terms of our financing obligations include restrictions, such as affirmative, negative and financial covenants, conditions on borrowing and subsidiary guarantees. A failure to comply with these restrictions could result in a default under our financing obligations or could require us to obtain waivers from our lenders for failure to comply with these restrictions. The occurrence of a default that remains uncured or the inability to secure a necessary consent or waiver could have a material adverse effect on our business, financial condition, results of operations and cash flows.

A downgrade in our credit rating would impact our cost of capital and could impact the market value of our unsecured senior notes, as well as limit our access to attractive supplier financing programs.

Credit ratings are an important component of our cost of capital. These ratings are based upon, among other factors, our financial strength. Our current credit ratings provide us with the ability to borrow funds at favorable rates. A downgrade in our current credit rating from either rating agency could adversely affect our cost of capital by causing us to pay a higher interest rate on borrowed funds under our unsecured revolving credit facility and a higher facility fee on commitments under our unsecured revolving credit facility. A downgrade in our current credit rating could also adversely affect the market price and/or liquidity of our unsecured senior notes, preventing a holder from selling the unsecured senior notes at a favorable price, as well as adversely affect our ability to issue new notes in the future. In addition, a downgrade in our current credit rating could limit the financial institutions willing to commit funds to the supplier financing programs our suppliers participate in at attractive rates. Decreased participation in our supplier financing programs would lead to an increase in working capital needed to operate the business, adversely affecting our cash flows.

RISK RELATED TO INFORMATION TECHNOLOGY AND DATA PRIVACY

Damage, failure or interruptions of information technology systems could adversely affect our business operations and results.

We rely extensively on information technology systems, some of which are managed or provided by third-party service providers, to collect, analyze, process, store, manage, transmit and protect business operations, processes, transactions and data. Delays in the maintenance, updates, upgrading or patching of these systems, applications or processes could adversely impact their effectiveness or could expose us to risks. Our systems, and the third-party systems with which we interact, are subject to damage, failure or interruption due to various reasons, including, but not limited to, power or other critical infrastructure outages; facility damage; physical theft; telecommunications failures; malware; security incidents; cyber-attacks, including the use of malicious codes, worms, phishing, spyware, denial of service attacks and ransomware; natural disasters and catastrophic events; inadequate or ineffective redundancy measures; and design or usage errors by Team Members, contractors or third-party service providers. Although we seek to effectively maintain and safeguard our systems, and we seek to ensure our third-party service providers effectively maintain and safeguard their systems, such measures are not guaranteed to be successful. As a result, we or our service providers could experience one or more errors, interruptions, delays or cessations of service impacting the integrity or availability of our information technology infrastructure. A material incident could significantly disrupt our operations and business processes; result in the impairment or loss of critical data; be costly and resource-intensive to remedy; and/or harm our reputation and relationship with customers, Team Members, suppliers and other stakeholders, all of which could have a material adverse impact on our results of operations, financial condition and cash flows.

In addition, our information technology systems, infrastructure and personnel require substantial investments, such as replacing systems, maintaining or enhancing systems or designing or acquiring new systems. These efforts can result in significant potential risks, including failure of the systems to operate as designed, potential loss or corruption of data, incurring more costs than expected or implementation delays or errors, and may result in operational challenges, security control failures, reputational harm, and increased costs, all of which could have a material adverse impact on our results of operations, financial condition and cash flows.

A breach of customer, supplier, Team Member or Company information could damage our reputation or result in substantial additional costs or litigation.

Our business involves the receiving, storage and transmitting of certain personally identifiable or confidential information about our customers, suppliers, Team Members and the Company, some of which is entrusted to third-party service providers and suppliers. We and our third-party service providers and suppliers have taken significant and appropriate steps to protect this information, including maintaining compliance with payment card industry and National Clearing House standards and a security program that includes updating technology and security policies, employee training and monitoring and routine testing of our systems. However, these security measures are costly and require constant, ongoing attention and may not prevent a security breach due to cyber-attacks, computer malware viruses, exploitation of hardware or software vulnerabilities, Team Member error, malfeasance, system compromises, fraud, hacking, trickery or other intentional or unintentional acts, which could result in unauthorized parties gaining access to such information. The methods used to obtain unauthorized access are constantly evolving and may be difficult to anticipate or detect for long periods of time. There is no guarantee that the security measures that we and our third-party service providers and suppliers have implemented, or will introduce in the future, to protect against unauthorized access to secured data are adequate to safeguard against all data security breaches, or provide us with sufficient visibility to determine if a data security breaches has occurred. A compromise of our security measures or those of a third-party party we entrust could result in information related to our customers, suppliers, Team Members or the Company being obtained or misused by unauthorized persons; damage to our reputation; adverse operational effects or interruptions; costs to the Company to address the breach, which could require extensive time and financial resources to resolve; or claims, litigation or possible regulatory action against us, all of which could have a material adverse impact on our results of operations, financial condition and cash flows.

In addition, the regulatory environment related to information security and data collection, processing, use and privacy is complex and constantly evolving. The effects of complying with stricter and more complex data collection, processing, use and privacy and information security laws, regulations and standards can be far-reaching and may increase our responsibility and liability, which may increase our costs by needing to invest significant, additional time and resources and make changes to our existing practice and processes. Failure to comply with data collection, processing, use and privacy and information security laws, regulations and standards by us or our third-party service providers or suppliers could subject us to fines, sanctions, governmental investigations, lawsuits or reputational damage, which could have a material adverse impact on our results of operations, financial condition and cash flows.

GENERAL RISKS

We cannot assure future growth will be achieved.

We believe that our ability to open additional, profitable stores at a high growth rate will be a significant factor in achieving our growth objectives for the future. Our ability to accomplish our growth objectives is dependent, in part, on matters beyond our control, such as weather conditions, zoning and other issues related to new store site development, the availability of qualified management personnel and general business and economic conditions. We cannot be sure that our growth plans for 2023 and beyond will be achieved. Failure to achieve our growth objectives may negatively impact the trading price of our common stock. For a discussion of our growth strategies, see the "Growth Strategy" section of Item 1 of this annual report on Form 10-K.

In order to be successful, we will need to attract, retain and motivate qualified employees.

Our success has been largely dependent on the efforts of certain key personnel. In order to be successful, we will need to attract, retain and motivate executives and other key employees. Experienced management and technical personnel are in high demand and competition for their talents is intense. In addition, we compete with other retail businesses to fill many of our hourly positions, which historically have had high turnover rates, which can lead to increased training and retention costs, particularly in a competitive labor market. We must also continue to motivate employees and keep them focused on our strategies and goals. Our business, results of operations and cash flows could be materially adversely affected by the unexpected loss of the services of one or more of our key employees. We cannot be certain that we will be able to continue to attract and retain qualified personnel, which could cause us to be less efficient, in particular in a significant inflationary wage pressured environment, and, as a result, may adversely impact our sales and profitability. For a discussion of our management, see the "Business" section of Item 1 of this annual report on Form 10-K.

Risks associated with future acquisitions may not lead to expected growth and could result in increased costs and inefficiencies.

We expect to continue to make acquisitions as an element of our growth strategy. Acquisitions involve certain risks that could cause our actual growth and profitability to differ from our expectations. Examples of such risks include the following:

- We may not be able to continue to identify suitable acquisition targets or to acquire additional companies at favorable prices or on other favorable terms.
- Our management's attention may be distracted.
- We may fail to retain key personnel from acquired businesses.
- We may assume unanticipated legal liabilities and other problems.
- We may not be able to successfully integrate the operations (accounting and billing functions, for example) of businesses we acquire to realize economic, operational and other benefits.

We may fail, or be unable, to discover liabilities of businesses that we acquire for which we or the subsequent owner or operator may be liable.

Litigation, governmental proceedings, environmental, employment and tax legislation and regulations may affect our business, financial condition, results of operations and cash flows.

We are, and in the future may become, involved in lawsuits, regulatory inquiries and governmental and other legal proceedings, arising out of the ordinary course of our business. The damages sought against us in some of these litigation proceedings may be material and may adversely affect our business, results of operations, financial condition and cash flows.

Environmental legislation and regulations, like the initiatives to limit greenhouse gas emissions and bills related to climate change, could adversely impact all industries. While it is uncertain whether these initiatives will become law, new or more stringent climate change-related mandates, laws or regulations, or stricter interpretations of existing mandates, laws or regulations could potentially be forthcoming. These matters, if enacted, could adversely impact our costs, by, among other things, increasing fuel prices or requiring additional expenditures by us or our suppliers to comply, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our business is subject to employment legislation and regulations, including requirements related to minimum wage. Our success depends, in part, on our ability to manage operating costs and identify opportunities to reduce costs. Our ability to meet labor needs, while controlling costs is subject to external factors, such as minimum wage legislation. A violation of, or change in, employment legislation and/or regulations could hinder our ability to control costs, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

New tax laws, statutes, rules, regulations or ordinances could harm our business operations, results of operations and financial condition, and existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us, which could adversely impact our costs directly or indirectly through our suppliers and have a material adverse effect on our business, results of operations, financial condition and cash flows.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Stores, distribution centers and other properties:

Of the 5,971 stores we operated at December 31, 2022, 2,465 stores were owned, 3,436 stores were leased from unaffiliated parties, 38 of which were located in Mexico, and 70 stores were leased from entities that include one or more of our affiliated directors or members of their immediate family. Leases with unaffiliated parties generally provide for payment of a fixed base rent, payment of certain tax, insurance and maintenance expenses and an original term of, at a minimum, 10 years, subject to one or more renewals at our option. We have entered into separate master lease agreements with each of the affiliated entities for the occupancy of the stores covered thereby.

Such master lease agreements with two of the five affiliated entities have been modified to extend the term of the lease agreement for specific stores. The master lease agreements or modifications thereto expire on dates ranging from December 31, 2023, to December 31, 2029. We believe that the lease agreements with the affiliated entities are on terms comparable to those of third parties.

The following table provides information regarding our U.S. regional DCs in operation as of December 31, 2022:

Principal Use	Nature of Occupancy	Number of Locations	Operating Square Footage [1] (in thousands)
Distribution center	Owned	21	9,599
Distribution center	Leased [2]	7	2,483
Total		**28**	**12,082**

[1]   DC operating square footage includes floor and mezzanine operating square footage and excludes subleased square footage.
[2]   Terms expiring on dates ranging from October 31, 2024, to June 30, 2035.

In addition, we operate six small distribution centers in Mexico; these distribution centers do not serve U.S. stores and are immaterial in the aggregate. Further enhancing our distribution capabilities in 2023, we plan to open our first DC in Puerto Rico and a large DC in Guadalajara, Mexico.

We believe that our present facilities are in good condition, are sufficiently insured and are adequate for the conduct of our current operations. The store servicing capability of our 28 existing U.S. DCs is approximately 6,075 stores, providing a growth capacity of 150 to 300 U.S. stores. We believe the growth capacity in our DCs will provide us with the DC infrastructure needed for near-term expansion. However, as we expand our geographic footprint, we will continue to evaluate our existing distribution system infrastructure and will adjust our distribution system capacity as needed to support our future growth.

Our corporate office operations occur primarily in Springfield, Missouri, and as of December 31, 2022, the total square footage was 0.6 million square feet, substantially all of which was owned.

Item 3. Legal Proceedings

The Company is currently involved in litigation incidental to the ordinary conduct of the Company's business. Based on existing facts and historical patterns, the Company accrues for litigation losses in instances where an adverse outcome is probable and the Company is able to reasonably estimate the probable loss in accordance with Accounting Standard Codification 450-20. The Company also accrues for an estimate of legal costs to be incurred for litigation matters. Although the Company cannot ascertain the amount of liability that it may incur from legal matters, it does not currently believe that, in the aggregate, these matters, taking into account applicable insurance and accruals, will have a material adverse effect on its consolidated financial position, results of operations or cash flows in a particular quarter or annual period.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Common stock:

Shares of the Company's common stock are traded on The Nasdaq Global Select Market ("Nasdaq") under the symbol "ORLY." The Company's common stock began trading on April 22, 1993; no cash dividends have been declared since that time, and the Company does not anticipate paying any cash dividends in the foreseeable future.

As of February 16, 2023, the Company had approximately 827,000 shareholders of common stock based on the number of holders of record and an estimate of individual participants represented by security position listings.

Sales of unregistered securities:

There were no sales of unregistered securities during the year ended December 31, 2022.

Issuer purchases of equity securities:

The following table identifies all repurchases during the fourth quarter ended December 31, 2022, of any of the Company's securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, by or on behalf of the Company or any affiliated purchaser (in thousands, except per share price data):

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs	Maximum Dollar Value of Shares that May Yet Be Purchased Under the Programs [1]
October 1, 2022, to October 31, 2022	236	$ 730.16	236	$ 471,502
November 1, 2022, to November 30, 2022	58	831.62	58	1,923,010
December 1, 2022, to December 31, 2022	241	830.22	241	$ 1,723,320
Total as of December 31, 2022	**535**	**$ 786.19**	**535**	

[1] The authorizations under the share repurchase program that currently have capacity are scheduled to expire on May 16, 2025 and November 11, 2025. No other share repurchase programs existed during the twelve months ended December 31, 2022. See Note 9 "Share Repurchase Program" to the Consolidated Financial Statements for further information on our share repurchases.

Stock performance graph:

The graph below shows the cumulative total shareholder return assuming the investment of $100, on December 31, 2017, and the reinvestment of dividends thereafter, if any, in the Company's common stock versus the Standard and Poor's S&P 500 Retail Index ("S&P 500 Retail Index") and the Standard and Poor's S&P 500 Index ("S&P 500").



	December 31,					
Company/Index	2017	2018	2019	2020	2021	2022
O'Reilly Automotive, Inc.	$ 100	$ 143	$ 182	$ 188	$ 294	$ 351
S&P 500 Retail Index	100	113	141	206	245	159
S&P 500	$ 100	$ 94	$ 121	$ 140	$ 178	$ 144

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

In Management's Discussion and Analysis, we provide a historical and prospective narrative of our general financial condition, results of operations, liquidity and certain other factors that may affect our future results, including

- an overview of the key drivers and other influences on the automotive aftermarket industry;
- our results of operations for the years ended December 31, 2022 and 2021;
- our liquidity and capital resources;
- our critical accounting estimates; and
- recent accounting pronouncements that may affect our Company.

The review of Management's Discussion and Analysis should be made in conjunction with our consolidated financial statements, related notes and other financial information, forward-looking statements and other risk factors included elsewhere in this annual report.

OVERVIEW

We are a specialty retailer of automotive aftermarket parts, tools, supplies, equipment and accessories in the United States and Mexico. We are one of the largest U.S. automotive aftermarket specialty retailers, selling our products to both DIY customers and professional service providers – our "dual market strategy." Our stores carry an extensive product line consisting of new and remanufactured automotive hard parts, maintenance items, accessories, a complete line of auto body paint and related materials, automotive tools and professional service provider service equipment.

Our extensive product line includes an assortment of products that are differentiated by quality and price for most of the product lines we offer. For many of our product offerings, this quality differentiation reflects "good," "better," and "best" alternatives. Our sales and total gross profit dollars are, generally, highest for the "best" quality category of products. Consumers' willingness to select products at a higher point on the value spectrum is a driver of enhanced sales and profitability in our industry. We have ongoing initiatives focused on marketing and training to educate customers on the advantages of ongoing vehicle maintenance, as well as "purchasing up" on the value spectrum.

Our stores also offer enhanced services and programs to our customers, including used oil, oil filter and battery recycling; battery, wiper and bulb replacement; battery diagnostic testing; electrical and module testing; check engine light code extraction; loaner tool program; drum and rotor resurfacing; custom hydraulic hoses; professional paint shop mixing and related materials; and machine shops. As of December 31, 2022, we operated 5,929 stores in 47 U.S. states and 42 stores in Mexico.

We are influenced by a number of general macroeconomic factors that impact both our industry and consumers, including, but not limited to, inflation, including rising consumer staples, fuel and energy costs, unemployment trends, interest rates and other economic factors. Future changes, such as continued broad-based inflation and rapid increases in fuel costs that exceed wage growth, may negatively impact our consumers' level of disposable income, and we cannot predict the degree these changes, or other future changes, may have on our business or industry.

We believe the key drivers of demand over the long-term for the products sold within the automotive aftermarket include the number of U.S. miles driven, number of U.S. registered vehicles, annual rate of light vehicle sales and average vehicle age.

Number of Miles Driven

The number of total miles driven in the U.S. influences the demand for repair and maintenance products sold within the automotive aftermarket. In total, vehicles in the U.S. are driven approximately three trillion miles per year, resulting in ongoing wear and tear and a corresponding continued demand for the repair and maintenance products necessary to keep these vehicles in operation. According to the U.S. Department of Transportation, the number of total miles driven in the U.S. decreased 13.2% in 2020, as a result of responses to the coronavirus pandemic, including work from home arrangements and reduced travel. In 2021, miles driven improved and increased 11.2%, and year-to-date through November of 2022, miles driven continued to improve, increasing 1.2%. Total miles driven can be impacted by macroeconomic factors, including rapid increases in fuel cost, but we are unable to predict the degree of impact these factors may have on miles driven in the future.

Size and Age of the Vehicle Fleet

The total number of vehicles on the road and the average age of the vehicle population heavily influence the demand for products sold within the automotive aftermarket industry. As reported by the Auto Care Association, the total number of registered vehicles increased 12.1% from 2011 to 2021, bringing the number of light vehicles on the road to 279 million by the end of 2021. In 2022, the rate of new vehicle sales was pressured due to supply chain constraints experienced by manufacturers, and the seasonally adjusted annual rate of light vehicle sales in the U.S. ("SAAR") was below the historical average at approximately 13.3 million vehicles for the year ended December 31, 2022. From 2011 to 2021, vehicle scrappage rates have remained relatively stable, ranging from 4.1% to 5.7% annually. As a result, over the past decade, the average age of the U.S. vehicle population has increased, growing 11.0%, from 10.9 years in 2011 to 12.1 years in 2021. While the annual changes to the vehicle population resulting from new vehicle sales and the fluctuation in vehicle scrappage rates in any given year represent a small percentage of the total light vehicle population and have a muted impact on the total number and average age of vehicles on the road over the short term, we believe our business benefits from the current environment of new vehicle scarcity and higher than typical used vehicle prices, as consumers are more willing to continue to invest in their current vehicle.

We believe the increase in average vehicle age over the long term can be attributed to better engineered and manufactured vehicles, which can be reliably driven at higher mileages due to better quality power trains, interiors and exteriors, and the consumer's willingness to invest in maintaining these higher-mileage, better built vehicles. As the average age of vehicles on the road increases, a larger percentage of miles are being driven by vehicles that are outside of a manufacturer warranty. These out-of-warranty, older vehicles generate strong demand for automotive aftermarket products as they go through more routine maintenance cycles, have more frequent mechanical failures and generally require more maintenance than newer vehicles. We believe consumers will continue to invest in these reliable, higher-quality, higher-mileage vehicles and these investments, along with an increasing total light vehicle fleet, will support continued demand for automotive aftermarket products.

Inflationary cost pressures impact our business; however, historically we have been successful, in many cases, in reducing the effects of merchandise cost increases, principally by taking advantage of supplier incentive programs, economies of scale resulting from increased volume of purchases and selective forward buying. To the extent our acquisition costs increase due to base commodity price increases or other input cost increases affecting the entire industry, we have typically been able to pass along these cost increases through higher selling prices for the affected products. As a result, we do not believe inflation has had a material adverse effect on our operations.

We remain confident in our ability to gain market share in our existing markets and grow our business in new markets by focusing on our dual market strategy and the core O'Reilly values of hard work and excellent customer service.

RESULTS OF OPERATIONS

The table below compares the Company's selected financial data over a ten-year period:

Year ended December 31, (In thousands, except per share, Team Members, stores and ratio data)	2022	2021	2020	2019	2018	2017	2016	2015	2014	2013
SELECT INCOME STATEMENT RELATED DATA:										
Percentage increase in comparable store sales (a)(b)	6.4 %	13.3 %	10.9 %	4.0 %	3.8 %	1.4 %	4.8 %	7.5 %	6.0 %	4.6 %
Sales ($)	14,409,860	13,327,563	11,604,493	10,149,985	9,536,428	8,977,726	8,593,096	7,966,674	7,216,081	6,649,237
Gross profit	7,381,706	7,019,949	6,085,692	5,394,691	5,039,966	4,720,683	4,509,011	4,162,643	3,708,901	3,369,001
Operating income	2,954,491	2,917,168	2,419,336	1,920,726	1,815,184	1,725,400	1,699,206	1,514,021	1,270,374	1,103,485
Net income ($) (c)(d)	2,172,650	2,164,685	1,752,302	1,391,042	1,324,487	1,133,804	1,037,691	931,216	778,182	670,292
Earnings per share – basic ($)	33.75	31.39	23.74	18.07	16.27	12.82	10.87	9.32	7.46	6.14
Earnings per share – assuming dilution ($) (c)(d)	33.44	31.10	23.53	17.88	16.10	12.67	10.73	9.17	7.34	6.03
SELECT BALANCE SHEET AND CASH FLOW RELATED DATA:										
Total assets ($) (e)	12,627,979	11,718,707	11,596,642	10,717,160	7,980,789	7,571,885	7,204,189	6,676,684	6,532,083	6,057,895
Total debt ($) (e)	4,371,653	3,826,978	4,123,217	3,890,527	3,417,122	2,978,390	1,887,019	1,390,018	1,388,422	1,386,895
Shareholders' equity ($) (c)	(1,060,752)	(66,423)	140,258	397,340	353,667	653,046	1,627,136	1,961,314	2,018,418	1,966,321
Inventory turnover (f)	1.7	1.7	1.5	1.4	1.4	1.4	1.5	1.5	1.4	1.4
Accounts payable to inventory (g)	134.9 %	127.4 %	114.5 %	104.4 %	105.7 %	106.0 %	105.7 %	99.1 %	94.6 %	86.6 %
Cash provided by operating activities ($) (h)	3,148,250	3,207,310	2,836,603	1,708,479	1,727,555	1,403,687	1,510,713	1,345,488	1,190,430	908,026
Capital expenditures ($)	563,342	442,853	465,579	628,057	504,268	465,940	476,344	414,020	429,987	395,881
Free cash flow ($) (h)(i)	2,371,123	2,548,922	2,189,995	1,020,649	1,188,584	889,059	978,375	868,390	760,443	512,145
SELECT OPERATING DATA:										
Number of Team Members at year end	87,377	82,852	77,654	82,484	78,882	75,552	74,580	71,621	67,569	61,909
Total number of stores at year end (j)(k)	5,971	5,784	5,616	5,460	5,219	5,019	4,829	4,571	4,366	4,166
Number of U.S. stores at year end (j)	5,929	5,759	5,594	5,439	5,219	5,019	4,829	4,571	4,366	4,166
Number of Mexico stores at year end (k)	42	25	22	21	—	—	—	—	—	—
Store square footage at year end (a)(l)	44,604	43,185	41,668	40,227	38,455	36,685	35,123	33,148	31,591	30,077
Sales per weighted-average store ($) (a)(m)	2,415	2,298	2,057	1,881	1,842	1,807	1,826	1,769	1,678	1,614
Sales per weighted-average square foot ($) (a)(l)(n)	322	307	277	255	251	248	251	244	232	224

(a) Represents O'Reilly's U.S. operations only.

(b) Comparable store sales are calculated based on the change in sales of U.S. stores open at least one year and excludes sales of specialty machinery, sales to independent parts stores, sales to Team Members, and sales from Leap Day during the years ended December 31, 2020 and 2016. Online sales, resulting from ship-to-home orders and pick-up-in-store orders for U.S. stores open at least one year are included in the comparable store sales calculation.

(c) During the year ended December 31, 2017, the Company adopted a new accounting standard that requires excess tax benefits related to share-based compensation payments to be recorded through the income statement. In compliance with the standard, the Company did not restate prior period amounts to conform to current period presentation. The Company recorded a cumulative effect adjustment to opening retained earnings, due to the adoption of the new accounting standard. See Note 1 "Summary of Significant Accounting Policies" to the Consolidated Financial Statements of the annual report on Form 10-K for the year ended December 31, 2017, for more information.

(d) Following the enactment of the U.S. Tax Cuts and Jobs Act in December of 2017, the Company revalued its deferred income tax liabilities, which resulted in a one-time benefit to the Company's Consolidated Statement of Income for the years ended December 31, 2018 and 2017. See Note 13 "Income Taxes" to the Consolidated Financial Statements of the annual report on Form 10-K for the year ended December 31, 2018, for more information.

(e) Certain prior period amounts have been reclassified to conform to current period presentation, due to the Company's adoption of new accounting standards during the fourth quarter ended December 31, 2015. See Note 1 "Summary of Significant Accounting Policies" to the Consolidated Financial Statements of the annual report on Form 10-K for the year ended December 31, 2015, for more information.

(f) Inventory turnover is calculated as cost of goods sold for the last 12 months divided by average inventory. Average inventory is calculated as the average of inventory for the trailing four quarters used in determining the denominator.

(g) Accounts payable to inventory is calculated as accounts payable divided by inventory.

(h) Certain prior period amounts have been reclassified to conform to current period presentation, due to the Company's adoption of a new accounting standard during the first quarter ended March 31, 2017. See Note 1 "Summary of Significant Accounting Policies" to the Consolidated Financial Statements of the annual report on Form 10-K for the year ended December 31, 2017, for more information.

(i) Free cash flow is calculated as net cash provided by operating activities less capital expenditures, excess tax benefit from share-based compensation payments and investment in tax credit equity investments for the period.

(j) In 2016 and 2018, the Company acquired materially all assets of Bond Auto Parts ("Bond") and Bennett Auto Supply, Inc. ("Bennett"), respectively. After the close of business on December 31, 2018, the Company acquired substantially all of the non-real estate assets of Bennett, including 33 stores that were not included in the 2018 store count and were not operated by the Company in 2018, but beginning January 1, 2019, the operations of the acquired Bennett locations were included in the Company's store count, and during the year ended December 31, 2019, the Company merged 13 of these acquired Bennett stores into existing O'Reilly locations and rebranded the remaining 20 Bennett stores as O'Reilly stores. Financial results for these acquired companies have been included in the Company's consolidated financial statements from the dates of the acquisitions forward.

(k) In 2019, the Company acquired Mayoreo de Autopartes y Aceites, S.A. de C.V. ("Mayasa"), which added 21 stores to the O'Reilly store count. Financial results for this acquired company have been included in the Company's consolidated financial statements beginning from the date of the acquisition.

(l) Square footage includes normal selling, office, stockroom and receiving space.

(m) Sales per weighted-average store are weighted to consider the approximate dates of store openings, acquisitions or closures.

(n) Sales per weighted-average square foot are weighted to consider the approximate dates of domestic store openings, acquisitions, expansions or closures.

The following table includes income statement data as a percentage of sales, which is calculated independently and may not compute to presented totals due to rounding differences, for the years ended December 31, 2022 and 2021:

	For the Year Ended December 31,	
	2022	2021
Sales	100.0 %	100.0 %
Cost of goods sold, including warehouse and distribution expenses	48.8	47.3
Gross profit	51.2	52.7
Selling, general and administrative expenses	30.7	30.8
Operating income	20.5	21.9
Interest expense	(1.1)	(1.1)
Interest income	—	0.1
Income before income taxes	19.4	20.9
Provision for income taxes	4.3	4.6
Net income [1]	15.1 %	16.2 %

[1] Each percentage of sales amount is calculated independently and may not compute to presented totals.

2022 Compared to 2021

Sales:

Sales for the year ended December 31, 2022, increased $1.08 billion, or 8%, to $14.41 billion from $13.33 billion for the same period in 2021. Comparable store sales for stores open at least one year increased 6.4% and 13.3% for the years ended December 31, 2022 and 2021, respectively. Comparable store sales are calculated based on changes in sales for U.S. stores open at least one year and exclude sales of specialty machinery, sales to independent parts stores and sales to Team Members. Online sales, resulting from ship-to-home orders and pickup in-store orders for U.S. stores open at least one year are included in the comparable store sales calculation.

The following table presents the components of the increase in sales for the year ended December 31, 2022 (in millions):

	Increase in Sales for the Year Ended December 31, 2022, Compared to the Same Period in 2021
Store sales:	
Comparable store sales	$ 835
Non-comparable store sales:	
Sales for U.S. stores opened throughout 2021, excluding stores open at least one year that are included in comparable store sales, and Mexico store sales	95
Sales for U.S. stores opened throughout 2022	137
Sales for stores that have closed, including temporarily closed stores	(6)
Non-store sales:	
Includes sales of machinery, sales to independent parts stores and sales to Team Members	21
Total increase in sales	$ 1,082

We believe the increased sales are the result of store growth, the high levels of customer service provided by our well-trained and technically proficient Team Members, superior inventory availability, including same day and over-night access to inventory from our regional distribution centers and hub store network, enhanced services and programs offered in our stores, a broader selection of product offerings in most stores with a dynamic catalog system to identify and source parts, a targeted promotional and advertising effort through a variety of media and localized promotional events, continued improvement in the merchandising and store layouts of our stores, the Omnichannel experience, compensation programs for all store Team Members that provide incentives for performance and our continued focus on serving both DIY and professional service provider customers. In addition, the strength of our distribution network and our strong supplier relationships allowed us to maintain better in-stock inventory positions than the broader market and contributed to our sales growth.

Our comparable store sales increase for the year ended December 31, 2022, was driven by increases in average ticket values for both professional service provider and DIY customers and positive transaction counts from professional service provider customers, partially offset by negative transaction counts from DIY customers. Average ticket values benefited from increases in average selling prices, on a same-SKU basis, as compared to 2021, driven by increases in acquisition costs of inventory, which were passed on in selling prices. Average ticket values also continue to be positively impacted by the increasing complexity and cost of replacement parts necessary to maintain the current population of better-engineered and more technically advanced vehicles. These better-engineered, more technically advanced vehicles require less frequent repairs, as the component parts are more durable and last for longer periods of time. The resulting decrease in repair frequency creates pressure on customer transaction counts; however, when repairs are needed, the cost of replacement parts is, on average, greater, which is a benefit to average ticket values. The decrease in DIY customer transaction counts was driven by a challenging comparison to the strong transaction counts in 2021, which were aided by government stimulus, and broad-based inflationary pressures on the consumer.

We opened 187 and 168 net, new stores during the years ended December 31, 2022 and 2021, respectively. We anticipate new store growth will be 180 to 190 net, new store openings in 2023.

Gross profit:

Gross profit for the year ended December 31, 2022, increased 5% to $7.38 billion (or 51.2% of sales) from $7.02 billion (or 52.7% of sales) for the same period in 2021. The increase in gross profit dollars for the year ended December 31, 2022, was primarily the result of new store sales and the increase in comparable store sales at existing stores. The decrease in gross profit as a percentage of sales for the year ended December 31, 2022, was due to the impact from the rollout of our professional pricing initiative, which was a strategic investment aimed at ensuring we are more competitively priced on the professional side of our business; a greater percentage of our total sales mix generated from professional service provider customers, which carry a lower gross margin than DIY sales; and a greater benefit in the prior year from selling through inventory purchased prior to recent acquisition cost increases and corresponding selling price increases. We determine inventory cost using the last-in, first-out ("LIFO") method but had, over time, seen our LIFO reserve balance exhausted, which resulted in a LIFO inventory value above replacement cost prior to September 30, 2021. As our policy is to not write-up inventory in excess of replacement cost, we had been effectively valuing our inventory at replacement cost, which resulted in a benefit when selling prices increased as we sold through this lower cost inventory. In the third quarter of 2021, our LIFO reserve reverted back to a more typical credit balance, due to the significant inflationary acquisition cost increases. During the three months ended March 31, 2022, we realized the final benefit from selling through inventory valued at the older, lower replacement cost, at a lesser amount than the full year benefit received in 2021.

Selling, general and administrative expenses:

Selling, general and administrative expenses ("SG&A") for the year ended December 31, 2022, increased 8% to $4.43 billion (or 30.7% of sales) from $4.10 billion (or 30.8% of sales) for the same period in 2021. The increase in total SG&A dollars for the year ended December 31, 2022, was the result of additional Team Members, facilities and vehicles to support our increased sales and store count, inflationary pressures on wages, benefits and fuel costs, as compared to the same period one year ago, and a non-cash charge associated with our transition to an enhanced paid time-off program for our Team Members. The decrease in SG&A as a percentage of sales for the year ended December 31, 2022, was principally due to leverage of fixed store operating costs on strong comparable store sales, partially offset by inflationary pressures on wages, benefits and fuel costs, as compared to the same period one year ago, and the charge associated with our transition to an enhanced paid time-off program.

Operating income:

As a result of the impacts discussed above, operating income for the year ended December 31, 2022, increased 1% to $2.95 billion (or 20.5% of sales) from $2.92 billion (or 21.9% of sales) for the same period in 2021.

Other income and expense:

Total other expense for the year ended December 31, 2022, increased 15% to $156 million (or 1.1% of sales), from $135 million (or 1.0% of sales) for the same period in 2021. The increase in total other expense for the year ended December 31, 2022, was the result of increased interest expense on higher average outstanding borrowings, as well as a decrease in the value of our trading securities, as compared to an increase in the same period in 2021.

Income taxes:

Our provision for income taxes for the year ended December 31, 2022, increased 1% to $626 million (22.4% effective tax rate) from $617 million (22.2% effective tax rate) for the same period in 2021. The increase in our provision for income taxes for the year ended December 31, 2022, was the result of higher taxable income and lower excess tax benefits from share-based compensation. The increase in our effective tax rate for the year ended December 31, 2022, was the result of the lower excess tax benefits from share-based compensation.

Net income:

As a result of the impacts discussed above, net income for the year ended December 31, 2022, increased to $2.17 billion (or 15.1% of sales), from $2.16 billion (or 16.2% of sales) for the same period in 2021.

Earnings per share:

Our diluted earnings per common share for the year ended December 31, 2022, increased 8% to $33.44 on 65 million shares from $31.10 on 70 million shares for the same period in 2021.

2021 Compared to 2020

A discussion of the changes in our results of operations for the year ended December 31, 2021, as compared to the year ended December 31, 2020, has been omitted from this Form 10-K but may be found in Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" of the annual report on Form 10-K for the year ended December 31, 2021, filed with the Securities and Exchange Commission (the "SEC") on February 28, 2022, which is available free of charge on the SEC's website at www.sec.gov by searching with our ticker symbol "ORLY" or at our internet address, www.OReillyAuto.com, by clicking "Investor Relations" located at the bottom of the page.

LIQUIDITY AND CAPITAL RESOURCES

Our long-term business strategy requires capital to invest open new stores, fund strategic acquisitions, expand distribution infrastructure, operate and maintain our existing stores, develop enhanced information technology systems and tools and may include the opportunistic repurchase of shares of our common stock through our Board-approved share repurchase program. Our material cash requirements necessary to maintain the current operations of our long-term business strategy include, but are not limited to, inventory purchases, human capital obligations, including payroll and benefits, contractual obligations, including debt and interest obligations, capital expenditures, payment of income taxes and other operational priorities. We expect to fund our short- and long-term cash and capital requirements with our primary sources of liquidity, which include funds generated from the normal course of our business operations, borrowings under our unsecured revolving credit facility and senior note offerings. However, there can be no assurance that we will continue to generate cash flows or maintain liquidity at or above recent levels, as we are unable to predict decreased demand for our products or changes in customer buying patterns. Additionally, these factors could also impact our ability to meet the debt covenants of our credit agreement and, therefore, negatively impact the funds available under our unsecured revolving credit facility.

Our material contractual cash obligations as of December 31, 2022, included commitments for short and long-term debt arrangements and interest payments related to long-term debt, future minimum payments under non-cancelable lease arrangements, self-insurance reserves, projected obligations related to future payments under the Company's nonqualified deferred compensation plan, purchase obligations for construction contract commitments, uncertain tax positions and associated estimated interest and penalties, payments for certain deferred income taxes and commitments for the purchase of inventory. We expect to fund these various commitments and obligations primarily with operating cash flows expected to be generated in the normal course of business or through borrowings under our unsecured revolving credit facility. See Note 5 "Leases," Note 12 "Share-Based Compensation and Benefit Plans," Note 13 "Commitments" and Note 15 "Income Taxes" to the Consolidated Financial Statements for further information on our leasing arrangements, share-based compensation payments, construction commitments and uncertain tax positions, respectively, which are not reflected in the table below.

The following table identifies the estimated payments for each of the next five years, and in the aggregate thereafter, of the Company's debt instruments and related interest payments and self-insurance reserves as of December 31, 2022 (in thousands):

	December 31, 2022		
	Long-Term Debt Principal and Interest Payments [1]		Self-Insurance Reserves [2]
2023	$	463,275	$ 138,926
2024		157,500	40,347
2025		157,500	27,803
2026		647,650	16,736
2027		887,950	8,192
Thereafter		3,153,025	13,558
Contractual cash obligations	$	**5,466,900**	$ **245,562**

[1] See Note 7 "Financing" to the Consolidated Financial Statements for further information on our debt instruments and related interest payments.

[2] See Note 13 "Commitments" and Note 1 "Summary of Significant Accounting Policies" to the Consolidated Financial Statements for further information on our self-insurance reserves.

Due to the absence of scheduled maturities, the nature of the account or the commitment's cancellation terms, the timing of payments for certain deferred income taxes, uncertain tax positions and commitments related to future payments under the Company's nonqualified compensation plan cannot be determined and are therefore excluded from the above table, except for amounts estimated to be payable in 2023, which are included in "Current liabilities" on our Consolidated Balance Sheets.

Off-balance sheet arrangements are transactions, agreements, or other contractual arrangements with an unconsolidated entity, for which we have an obligation to the entity that is not recorded in our consolidated financial statements. We have entered into an agreement to make capital contributions to certain tax credit equity investments for the purpose of receiving renewable energy tax credits. We are required to make capital contributions totaling $3.4 million upon achievement of project milestones by the solar or wind energy farms, the timing of which is variable and outside of the Company's control. See Note 7 "Financing" to the Consolidated Financial Statements for further information on our stand-by letters of credit.

We do not have any off-balance sheet financing that has, or is reasonably likely to have, a material, current or future effect on our financial condition, cash flows, results of operations, liquidity, capital expenditures or capital resources.

The following table identifies cash provided by/(used in) our operating, investing and financing activities for the years ended December 31, 2022, 2021 and 2020 (in thousands):

	For the Year Ended December 31,		
Liquidity:	**2022**	2021	2020
Total cash provided by/(used in):			
Operating activities	$ 3,148,250	$ 3,207,310	$ 2,836,603
Investing activities	(739,985)	(615,620)	(614,895)
Financing activities	(2,662,536)	(2,694,858)	(1,796,577)
Effect of exchange rate changes on cash	741	(359)	103
Net (decrease) increase in cash and cash equivalents	$ (253,530)	$ (103,527)	$ 425,234
Capital expenditures	$ 563,342	$ 442,853	$ 465,579
Free cash flow [1]	2,371,123	2,548,922	2,189,995

[1] Calculated as net cash provided by operating activities, less capital expenditures, excess tax benefit from share-based compensation payments and investment in tax credit equity investments for the period. See page 35 for the reconciliation of the calculation of free cash flow.

Cash and cash equivalents balances held outside of the U.S. were $11.1 million and $7.5 million as of December 31, 2022 and 2021, respectively, which was generally utilized to support the liquidity needs of foreign operations in Mexico.

Operating activities:

The decrease in net cash provided by operating activities in 2022 compared to 2021 was primarily due to a larger decrease in accrued benefits and withholdings. The larger decrease in accrued benefits and withholdings was primarily due to higher accrued incentive compensation payments in 2022 versus 2021.

Investing activities:

The increase in net cash used in investing activities in 2022 compared to 2021 was primarily the result of an increase in capital expenditures. The increase in capital expenditures was primarily due to an increase in store and distribution enhancement and expansion projects in 2022 versus 2021.

We opened 187 and 168 net, new stores in 2022 and 2021, respectively. We plan to open 180 to 190 net, new stores in 2023. The costs associated with the expected openings of owned store locations in 2023, including the cost of land acquisition, building construction, fixtures, vehicles, net inventory investment and computer equipment, are estimated to average approximately $2.8 million to $3.0 million per store; however, such costs may be significantly reduced where we lease, rather than purchase, the store site.

Financing activities:

The decrease in net cash used in financing activities in 2022 compared to 2021 was primarily attributable to net proceeds from the issuance of long-term debt in 2022, partially offset by an increase in repurchases of our common stock in 2022.

2021 Compared to 2020:

A discussion of the changes in our operating activities, liquidity activities and financing activities for the year ended December 31, 2021, as compared to the year ended December 31, 2020, has been omitted from this Form 10-K but may be found in Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" of the annual report on Form 10-K for the year ended December 31, 2021, filed with the Securities and Exchange Commission (the "SEC") on February 28, 2022, which is available free of charge on the SEC's website at www.sec.gov by searching with our ticker symbol "ORLY" or at our internet address, www.OReillyAuto.com, by clicking "Investor Relations" located at the bottom of the page.

Debt instruments:

See Note 7 "Financing" to the Consolidated Financial Statements for information concerning the Company's credit agreement, unsecured revolving credit facility, outstanding letters of credit and unsecured senior notes.

Debt covenants:

The indentures governing our senior notes contain covenants that limit our ability and the ability of certain of our subsidiaries to, among other things, create certain liens on assets to secure certain debt and enter into certain sale and leaseback transactions, and limit our ability to merge or consolidate with another company or transfer all or substantially all of our property, in each case as set forth in the indentures. These covenants are, however, subject to a number of important limitations and exceptions. As of December 31, 2022, we were in compliance with the covenants applicable to our senior notes.

The Credit Agreement contains certain covenants, including limitations on indebtedness, a minimum consolidated fixed charge coverage ratio of 2.50:1.00 and a maximum consolidated leverage ratio of 3.50:1.00. The consolidated fixed charge coverage ratio includes a calculation of earnings before interest, taxes, depreciation, amortization, rent and non-cash share-based compensation expense to fixed charges. Fixed charges include interest expense, capitalized interest and rent expense. The consolidated leverage ratio includes a calculation of adjusted debt to earnings before interest, taxes, depreciation, amortization, rent and non-cash share-based compensation expense. Adjusted debt includes outstanding debt, outstanding stand-by letters of credit and similar instruments and five-times rent expense and excludes any premium or discount recorded in conjunction with the issuance of long-term debt. In the event that we should default on any covenant contained within the Credit Agreement, certain actions may be taken, including, but not limited to, possible termination of commitments, immediate payment of outstanding principal amounts plus accrued interest and other amounts payable under the Credit Agreement and litigation from our lenders.

We had a consolidated fixed charge coverage ratio of 6.71 times and 6.97 times as of December 31, 2022 and 2021, respectively, and a consolidated leverage ratio of 1.73 times and 1.59 times as of December 31, 2022 and 2021, respectively, remaining in compliance with all covenants related to the borrowing arrangements.

The table below outlines the calculations of the consolidated fixed charge coverage ratio and consolidated leverage ratio covenants, as defined in the Credit Agreement governing the Revolving Credit Facility, for the years ended December 31, 2022 and 2021 (dollars in thousands):

		For the Year Ended December 31,		
		2022		2021
GAAP net income	$	2,172,650	$	2,164,685
Add: Interest expense		157,720		144,768
Rent expense [(1)]		393,032		372,022
Provision for income taxes		626,005		617,229
Depreciation expense		352,224		320,352
Amortization expense		5,709		7,865
Non-cash share-based compensation		26,458		24,656
Non-GAAP EBITDAR	$	3,733,798	$	3,651,577
Interest expense	$	157,720	$	144,768
Capitalized interest		5,488		7,001
Rent expense [(1)]		393,032		372,022
Total fixed charges	$	556,240	$	523,791
Consolidated fixed charge coverage ratio		6.71		6.97
GAAP debt	$	4,371,653	$	3,826,978
Add: Stand-by letters of credit		101,741		83,985
Discount on senior notes		6,285		4,360
Debt issuance costs		22,062		18,662
Five-times rent expense		1,965,160		1,860,110
Non-GAAP adjusted debt	$	6,466,901	$	5,794,095
Consolidated leverage ratio		1.73		1.59

[(1)] The table below outlines the calculation of Rent expense and reconciles Rent expense to Total lease cost, per Accounting Standard Codification 842 ("ASC 842"), the most directly comparable GAAP financial measure, for the years ended December 31, 2022 and 2021 (in thousands):

Total lease cost, per ASC 842, for the year ended December 31, 2022	$	467,758
Less: Variable non-contract operating lease components, related to property taxes and insurance, for the year ended December 31, 2022		74,726
Rent expense for the year ended December 31, 2022	$	393,032
Total lease cost, per ASC 842, for the year ended December 31, 2021	$	443,484
Less: Variable non-contract operating lease components, related to property taxes and insurance, for the year ended December 31, 2021		71,462
Rent expense for the year ended December 31, 2021	$	372,022

The table below outlines the calculation of Free cash flow and reconciles Free cash flow to Net cash provided by operating activities, the most directly comparable GAAP financial measure, for the years ended December 31, 2022, 2021 and 2020 (in thousands):

		For the Year Ended December 31,				
		2022		2021		2020
Cash provided by operating activities	$	3,148,250	$	3,207,310	$	2,836,603
Less: Capital expenditures		563,342		442,853		465,579
Excess tax benefit from share-based compensation payments		25,503		35,202		16,918
Investment in tax credit equity investments		188,282		180,333		164,111
Free cash flow	$	2,371,123	$	2,548,922	$	2,189,995

Free cash flow, the consolidated fixed charge coverage ratio and the consolidated leverage ratio discussed and presented in the tables above are not derived in accordance with United States generally accepted accounting principles ("GAAP"). We do not, nor do we suggest investors should, consider such non-GAAP financial measures in isolation from, or as a substitute for, GAAP financial information. We believe that the presentation of our free cash flow, consolidated fixed charge coverage ratio and consolidated leverage ratio provides meaningful supplemental information to both management and investors and reflects the required covenants under the Credit Agreement. We include these items in judging our performance and believe this non-GAAP information is useful to investors as well. Material limitations of these non-GAAP measures are that such measures do not reflect actual GAAP amounts. We compensate for such limitations by presenting, in the tables above, a reconciliation to the most directly comparable GAAP measures.

Share repurchase program:

See Note 9 "Share Repurchase Program" to the Consolidated Financial Statements for information on our share repurchase program.

CRITICAL ACCOUNTING ESTIMATES

The preparation of our financial statements in accordance with GAAP requires the application of certain estimates and judgments by management. Management bases its assumptions, estimates and adjustments on historical experience, current trends and other factors believed to be relevant at the time the consolidated financial statements are prepared. Management believes that the following policies are critical due to the inherent uncertainty of these matters and the complex and subjective judgments required in establishing these estimates. Management continues to review these critical accounting estimates and assumptions to ensure that the consolidated financial statements are presented fairly in accordance with GAAP. However, actual results could differ from our assumptions and estimates and such differences could be material.

Self-Insurance Reserves:

We use a combination of insurance and self-insurance mechanisms to provide for potential liabilities from workers' compensation, general liability, vehicle liability, property loss and Team Member health care benefits. With the exception of certain Team Member health care benefit liabilities, employment related claims and litigation, certain commercial litigation and certain regulatory matters, we obtain third-party insurance coverage to limit our exposure for any individual workers' compensation, general liability, vehicle liability or property loss claim.

When estimating our self-insurance liabilities, we consider a number of factors, including historical claims experience and trend-lines, projected medical and legal inflation, growth patterns and exposure forecasts. The assumptions made by management as they relate to each of these factors represent our judgment as to the most probable cumulative impact of each factor to our future obligations. Certain of the self-insurance liabilities are determined at an estimate of their net present value, using the U.S. treasury risk-free rate. Our calculation of self-insurance liabilities requires management to apply a significant amount of subjective judgment to estimate the ultimate cost to resolve reported claims and claims incurred but not yet reported as of the balance sheet date. The application of alternative assumptions could result in a different estimate of these liabilities. Management believes the assumptions developed and used to determine the estimate for our self-insurance reserve are reasonable. Actual claim activity or development may vary from our assumptions and estimates, which may result in material losses or gains.

As we obtain additional information that affects the assumptions and estimates we used to recognize liabilities for claims incurred in prior accounting periods, we adjust our self-insurance liabilities to reflect the revised estimates based on this additional information. These liabilities are recorded at our estimate of their net present value. These liabilities do not have scheduled maturities, but we can estimate the timing of future payments based upon historical patterns. We could apply alternative assumptions regarding the timing of payments that could result in materially different estimates of the net present value of the liabilities.

Our self-insurance reserve estimate included on our Consolidated Balance Sheets increased $11 million from 2021 to 2022, which is primarily due to our growing operations, inflation, increases in healthcare costs, the number of vehicles and the number of hours worked, as well as our historical claims experience. If the underlying assumptions in management's estimate changed self-insurance reserves 10% from our estimated reserves at December 31, 2022, the financial impact would have been approximately $23 million or 0.8% of pretax income for the year ended December 31, 2022. See Note 1 "Summary of Significant Accounting Policies" to the Consolidated Financial Statements for further information on our self-insurance reserves.

Valuation of Long-Lived Assets:

We evaluate the carrying value of finite and indefinite long-lived assets for impairment whenever events or changes in circumstances indicate the carrying value of these assets might exceed their current fair values. As a component of the finite long-lived assets evaluation, we review performance at the store level to identify any stores with current period operating losses that should be considered for impairment. A potential impairment has occurred if the projected future undiscounted cash flows realized from the best possible use of the asset are less than the carrying value of the asset. The estimate of cash flows includes management's assumptions of cash inflows and outflows directly resulting from the use of that asset in operations. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the assets.

As a component of the indefinite long-lived assets evaluation, we perform a qualitative assessment to determine if events or circumstances that could affect the inputs used to determine the fair value of the intangible asset have occurred, as well as if they continue to support an indefinite useful life. Areas evaluated include changes in cost factors such as raw materials or labor, financial performance including declining revenues or cash flows, the legal, regulatory and political environment, and other industry and market considerations, including the competitive environment and changes in product demand. If events or market conditions exist that would more likely than not indicate that impairment may be necessary, a detailed quantitative assessment would be performed.

Based on our qualitative assessment, we do not believe there has been a change of events or circumstances that would indicate that a calculation of fair value of indefinite long-lived assets is required as of December 31, 2022. Our impairment analyses contain estimates due to the inherently judgmental nature of forecasting long-term estimated cash flows and determining the ultimate useful lives and fair values of the assets. Actual results could differ from these estimates, which could materially impact our impairment assessment. See Note 6 "Goodwill and Other Intangibles" to the Consolidated Financial Statements for further information on our finite and indefinite long-lived assets.

RECENT ACCOUNTING PRONOUNCEMENTS

See Note 1 "Summary of Significant Accounting Policies" to the Consolidated Financial Statements for information about recent accounting pronouncements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Interest rate risk:

We are subject to interest rate risk to the extent we borrow against our unsecured revolving credit facility (the "Revolving Credit Facility") with variable interest rates based on either an Alternative Base Rate or Adjusted LIBO Rate, as defined in the credit agreement governing the Revolving Credit Facility. As of December 31, 2022, we had no outstanding borrowings under our Revolving Credit Facility.

We had outstanding fixed rate debt of $4.4 billion and $3.9 billion as of December 31, 2022 and 2021, respectively. The fair value of our fixed rate debt was estimated at $4.1 billion as of December 31, 2022 and 2021, respectively, which was determined by reference to quoted market prices.

Cash equivalents risk:

We invest certain of our excess cash balances in short-term, highly-liquid instruments with maturities of 90 days or less. We do not expect any material losses from our invested cash balances and we believe that our interest rate exposure is minimal. As of December 31, 2022, our cash and cash equivalents totaled $108.6 million.

Foreign currency risk:

Foreign currency exposures arising from transactions include firm commitments and anticipated transactions denominated in a currency other than our entities' functional currencies. To minimize our risk, we generally enter into transactions denominated in the respective functional currencies. Our foreign currency exposure arises from Mexican peso-denominated revenues and profits and their translation into U.S. dollars.

We view our investments in Mexican subsidiaries as long-term. The net asset exposure in the Mexican subsidiaries translated into U.S. dollars using the year-end exchange rates was $228.0 million at December 31, 2022. The year ended December 31, 2022, exchange rates of the Mexican peso, relative to the U.S. dollar, strengthened by approximately 5.2% from December 31, 2021. The potential loss in value of our net assets in the Mexican subsidiaries resulting from a 10% change in quoted foreign currency exchange rates at December 31, 2022, would be approximately $20.7 million. Any changes in our net assets in the Mexican subsidiaries relating to foreign currency exchange rates would be reflected in the financial statement through the foreign currency translation component of accumulated other comprehensive income, unless the Mexican subsidiaries are sold or otherwise disposed. A 10% change in average exchange rates would not have had a material impact on our results of operations.

Item 8. Financial Statements and Supplementary Data

Index

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of O'Reilly Automotive, Inc. and Subsidiaries (the "Company"), under the supervision and with the participation of the Company's principal executive officer and principal financial officer and effected by the Company's Board of Directors, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13(a)-15(f) or 15(d)-15(f) under the Securities Exchange Act of 1934, as amended. The Company's internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

Internal control over financial reporting includes all policies and procedures that

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Management recognizes that all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to risk. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Under the supervision and with the participation of the Company's principal executive officer and principal financial officer, management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control - Integrated Framework* (2013 framework). Based on this assessment, management believes that as of December 31, 2022, the Company's internal control over financial reporting is effective based on those criteria.

Ernst & Young LLP, Independent Registered Public Accounting Firm, has audited the Company's consolidated financial statements and has issued an attestation report on the effectiveness of the Company's internal control over financial reporting, as stated in their report, which is included herein.

/s/ Gregory D. Johnson	/s/ Jeremy A. Fletcher
Gregory D. Johnson	Jeremy A. Fletcher
Chief Executive Officer	Executive Vice President and
February 28, 2023	Chief Financial Officer
	February 28, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of O'Reilly Automotive, Inc. and Subsidiaries

Opinion on Internal Control Over Financial Reporting

We have audited O'Reilly Automotive, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, O'Reilly Automotive, Inc. and Subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated February 28, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Kansas City, Missouri
February 28, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of O'Reilly Automotive, Inc. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of O'Reilly Automotive, Inc. and Subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 28, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Self-insurance Reserves

Description of the Matter	At December 31, 2022, the Company's self-insurance reserve was $233 million. As discussed in Note 1 of the financial statements, self-insurance liabilities are estimated based upon historical claim experience and trend-lines.
	Auditing management's self-insurance reserves was complex and judgmental and required us to use our actuarial specialists for certain reserves due to the estimation required in determining the ultimate claim value. The estimate is sensitive to assumptions such as the projected cost inflation, claim growth patterns and exposure forecasts.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design of controls over the Company's self-insurance estimation process and tested the operating effectiveness of those controls including management's controls over reviewing the appropriateness of assumptions and the completeness and accuracy of the data underlying the reserves.
	To test the Company's determination of the estimated self-insurance reserves, we performed audit procedures that included, among others, involving a specialist to assist in the development of an independent actuarial

estimate for certain of the reserve balances based upon current industry and economic trends, comparing certain selected assumptions used by management to our independent estimates which were developed with the assistance of our specialists, testing the underlying data used by management in the development of the reserves and testing the mathematical accuracy of the calculations.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1992.
Kansas City, Missouri
February 28, 2023

O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31,	
	2022	2021
Assets		
Current assets:		
Cash and cash equivalents	$ **108,583**	$ 362,113
Accounts receivable, less allowance for doubtful accounts $14,695 in 2022 and $11,870 in 2021	**343,155**	272,562
Amounts receivable from suppliers	**127,019**	113,112
Inventory	**4,359,126**	3,686,383
Other current assets	**110,376**	70,092
Total current assets	**5,048,259**	4,504,262
Property and equipment, at cost	**7,438,065**	6,948,038
Less: accumulated depreciation and amortization	**3,014,024**	2,734,523
Net property and equipment	**4,424,041**	4,213,515
Operating lease, right-of-use assets	**2,112,267**	1,982,478
Goodwill	**884,445**	879,340
Other assets, net	**158,967**	139,112
Total assets	$ **12,627,979**	$ 11,718,707
Liabilities and shareholders' deficit		
Current liabilities:		
Accounts payable	$ **5,881,157**	$ 4,695,312
Self-insurance reserves	**138,926**	128,794
Accrued payroll	**126,888**	107,588
Accrued benefits and withholdings	**166,433**	234,872
Current portion of operating lease liabilities	**366,721**	337,832
Other current liabilities	**383,692**	370,217
Total current liabilities	**7,063,817**	5,874,615
Long-term debt	**4,371,653**	3,826,978
Operating lease liabilities, less current portion	**1,806,656**	1,701,757
Deferred income taxes	**245,347**	175,212
Other liabilities	**201,258**	206,568
Shareholders' equity (deficit):		
Preferred stock, $0.01 par value:		
Authorized shares – 5,000,000		
Issued and outstanding shares – none	—	—
Common stock, $0.01 par value:		
Authorized shares – 245,000,000		
Issued and outstanding shares – 62,353,221 as of December 31, 2022, and 67,029,042 as of December 31, 2021	**624**	670
Additional paid-in capital	**1,311,488**	1,305,508
Retained deficit	**(2,375,860)**	(1,365,802)
Accumulated other comprehensive income (loss)	**2,996**	(6,799)
Total shareholders' deficit	**(1,060,752)**	(66,423)
Total liabilities and shareholders' deficit	$ **12,627,979**	$ 11,718,707

See accompanying Notes to consolidated financial statements.

O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

	For the Year Ended December 31,		
	2022	2021	2020
Sales	$ **14,409,860**	$ 13,327,563	$ 11,604,493
Cost of goods sold, including warehouse and distribution expenses	**7,028,154**	6,307,614	5,518,801
Gross profit	**7,381,706**	7,019,949	6,085,692
Selling, general and administrative expenses	**4,427,215**	4,102,781	3,666,356
Operating income	**2,954,491**	2,917,168	2,419,336
Other income (expense):			
Interest expense	**(157,720)**	(144,768)	(161,126)
Interest income	**4,763**	1,971	2,491
Other, net	**(2,879)**	7,543	5,704
Total other expense	**(155,836)**	(135,254)	(152,931)
Income before income taxes	**2,798,655**	2,781,914	2,266,405
Provision for income taxes	**626,005**	617,229	514,103
Net income	$ **2,172,650**	$ 2,164,685	$ 1,752,302
Earnings per share-basic:			
Earnings per share	$ **33.75**	$ 31.39	$ 23.74
Weighted-average common shares outstanding – basic	**64,372**	68,967	73,817
Earnings per share-assuming dilution:			
Earnings per share	$ **33.44**	$ 31.10	$ 23.53
Weighted-average common shares outstanding – assuming dilution	**64,962**	69,611	74,462

See accompanying Notes to consolidated financial statements.

O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	For the Year Ended December 31,		
	2022	2021	2020
Net income	$ **2,172,650**	$ 2,164,685	$ 1,752,302
Other comprehensive income (loss):			
Foreign currency translation adjustments	**9,795**	(4,644)	(7,045)
Total other comprehensive income (loss)	**9,795**	(4,644)	(7,045)
Comprehensive income	$ **2,182,445**	$ 2,160,041	$ 1,745,257

See accompanying Notes to consolidated financial statements.

O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands)

	Common Stock		Additional Paid-In Capital	Retained Deficit	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Par Value				
Balance at December 31, 2019	**75,619**	**$ 756**	**$ 1,280,760**	**$ (889,066)**	**$ 4,890**	**$ 397,340**
Net income	—	—	—	1,752,302	—	1,752,302
Other comprehensive loss	—	—	—	—	(7,045)	(7,045)
Issuance of common stock under employee benefit plans, net of forfeitures and shares withheld to cover taxes	48	—	17,314	—	—	17,314
Net issuance of common stock upon exercise of stock options	288	3	46,279	—	—	46,282
Share based compensation	—	—	21,259	—	—	21,259
Share repurchases, including fees	(4,832)	(48)	(84,771)	(2,002,375)	—	(2,087,194)
Balance at December 31, 2020	**71,123**	**$ 711**	**$ 1,280,841**	**$ (1,139,139)**	**$ (2,155)**	**$ 140,258**
Net income	—	—	—	2,164,685	—	2,164,685
Other comprehensive loss	—	—	—	—	(4,644)	(4,644)
Issuance of common stock under employee benefit plans, net of forfeitures and shares withheld to cover taxes	39	—	18,511	—	—	18,511
Net issuance of common stock upon exercise of stock options	404	4	67,757	—	—	67,761
Share based compensation	—	—	23,054	—	—	23,054
Share repurchases, including fees	(4,537)	(45)	(84,655)	(2,391,348)	—	(2,476,048)
Balance at December 31, 2021	**67,029**	**$ 670**	**$ 1,305,508**	**$ (1,365,802)**	**$ (6,799)**	**$ (66,423)**
Net income	—	—	—	2,172,650	—	2,172,650
Other comprehensive income	—	—	—	—	9,795	9,795
Issuance of common stock under employee benefit plans, net of forfeitures and shares withheld to cover taxes	34	—	19,864	—	—	19,864
Net issuance of common stock upon exercise of stock options	251	3	60,974	—	—	60,977
Share based compensation	—	—	24,650	—	—	24,650
Share repurchases, including fees	(4,961)	(49)	(99,508)	(3,182,708)	—	(3,282,265)
Balance at December 31, 2022	**62,353**	**$ 624**	**$ 1,311,488**	**$ (2,375,860)**	**$ 2,996**	**$ (1,060,752)**

See accompanying Notes to consolidated financial statements.

O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the Year Ended December 31,		
	2022	2021	2020
Operating activities:			
Net income	$ 2,172,650	$ 2,164,685	$ 1,752,302
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of property, equipment and intangibles	357,933	328,217	314,635
Amortization of debt discount and issuance costs	4,704	4,388	4,580
Deferred income taxes	69,575	20,383	12,381
Share-based compensation programs	26,458	24,656	22,747
Other	885	2,128	4,686
Changes in operating assets and liabilities:			
Accounts receivable	(75,859)	(47,427)	(20,515)
Inventory	(669,046)	(32,634)	(198,864)
Accounts payable	1,184,858	510,911	580,608
Income taxes payable	151,063	152,339	197,739
Accrued payroll	19,300	18,714	(11,941)
Accrued benefits and withholdings	(60,072)	9,214	189,332
Other	(34,199)	51,736	(11,087)
Net cash provided by operating activities	3,148,250	3,207,310	2,836,603
Investing activities:			
Purchases of property and equipment	(563,342)	(442,853)	(465,579)
Proceeds from sale of property and equipment	14,803	9,494	15,770
Investment in tax credit equity investments	(188,282)	(180,333)	(164,111)
Other	(3,164)	(1,928)	(975)
Net cash used in investing activities	(739,985)	(615,620)	(614,895)
Financing activities:			
Proceeds from borrowings on revolving credit facility	785,800	—	1,162,000
Payments on revolving credit facility	(785,800)	—	(1,423,000)
Proceeds from the issuance of long-term debt	847,314	—	997,515
Principal payments on long-term debt	(300,000)	(300,000)	(500,000)
Payment of debt issuance costs	(6,591)	(3,412)	(7,929)
Repurchases of common stock	(3,282,265)	(2,476,048)	(2,087,194)
Net proceeds from issuance of common stock	79,356	84,915	62,284
Other	(350)	(313)	(253)
Net cash used in financing activities	(2,662,536)	(2,694,858)	(1,796,577)
Effect of exchange rate changes on cash	741	(359)	103
Net (decrease) increase in cash and cash equivalents	(253,530)	(103,527)	425,234
Cash and cash equivalents at beginning of the period	362,113	465,640	40,406
Cash and cash equivalents at end of the period	$ 108,583	$ 362,113	$ 465,640
Supplemental disclosures of cash flow information:			
Income taxes paid	$ 415,165	$ 450,935	$ 305,087
Interest paid, net of capitalized interest	155,853	144,293	159,717

See accompanying Notes to consolidated financial statements.

O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business:

O'Reilly Automotive, Inc. and Subsidiaries, collectively, "O'Reilly" or the "Company," is a specialty retailer and supplier of automotive aftermarket parts. The Company's stores carry an extensive product line, including new and remanufactured automotive hard parts, maintenance items and various automotive accessories. As of December 31, 2022, the Company owned and operated 5,929 stores in 47 U.S. states and 42 stores in Mexico, servicing both do-it-yourself ("DIY") and the professional service provider customers. The Company's robust distribution system provides stores with same-day or overnight access to an extensive inventory of hard-to-find items not typically stocked in the stores of other auto parts retailers.

Segment reporting:

The Company is managed and operated by a single management Team reporting to the chief operating decision maker. Product sales are the only material source of revenue for the Company and the products sold by the Company have similar economic characteristics, are sourced from the Company's suppliers in a similar manner, and are available for sale to all of the Company's customers through the Company's stores. The Company's stores have similar characteristics, including the nature of the products and services, the type and class of customers and the methods used to distribute products and provide service to its customers and, as a whole, make up a single operating segment. The Company does not regularly prepare for review by the chief operating decision maker discrete financial information with respect to product categories or types of customers and, as such, has one reportable segment.

Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company balances and transactions have been eliminated in consolidation.

Use of estimates:

The preparation of the consolidated financial statements, in conformity with United States ("U.S.") generally accepted accounting principles ("GAAP"), requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates.

Cash equivalents:

Cash equivalents include investments with maturities of 90 days or less on the date of purchase.

Foreign Currency:

The Company accounts for its Mexican operations using the local market currency, the Mexican peso, and converts its financial statements compiled for these operations from the Mexican peso to U.S. dollars. The cumulative gain or loss on currency translation is included as a component of "Accumulated other comprehensive income" on the accompanying Consolidated Balance Sheets. See Note 10 for further information concerning the Company's accumulated other comprehensive income.

Accounts receivable:

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of the Company's customers to make required payments. The Company considers the following factors when determining if collection is reasonably assured: customer creditworthiness, past transaction history with the customer, current expectations of future economic and industry trends, changes in customer payment terms and management's expectations. Allowances for doubtful accounts are determined based on historical experience and an evaluation of the current composition of accounts receivable.

The Company grants credit to certain professional service provider and jobber customers who meet the Company's pre-established credit requirements. Concentrations of credit risk with respect to these receivables are limited because the Company's customer base consists of a large number of relatively small customers, spreading the credit risk across a broad base regarded as a single class of financing receivable by the Company. The Company also controls this credit risk through credit approvals, credit limits and accounts receivable and credit monitoring procedures. Generally, the Company does not require security when credit is granted to customers. Credit is granted to customers on a short-term basis, consisting primarily of daily, weekly or monthly accounts. Credit losses are provided for in the Company's consolidated financial statements and have consistently been within management's expectations.

Management does not believe there is a reasonable likelihood that the Company will be unable to collect the aggregate amounts receivable from suppliers, and the Company did not record a reserve for uncollectable amounts from suppliers in the consolidated financial statements as of December 31, 2022 and 2021.

Amounts due to the Company from its Team Members are included in "Accounts receivable" on the accompanying Consolidated Balance Sheets. These amounts consist primarily of purchases of merchandise on Team Member accounts. Accounts receivable due from Team Members was approximately $0.8 million and $0.7 million as of December 31, 2022 and 2021, respectively.

Amounts receivable from suppliers:

The Company receives concessions from its suppliers through a variety of programs and arrangements, including allowances for new stores and warranties, volume purchase rebates and co-operative advertising. Co-operative advertising allowances that are incremental to the Company's advertising program, specific to a product or event and identifiable for accounting purposes are reported as a reduction of advertising expense in the period in which the advertising occurred. All other supplier concessions are recognized as a reduction to the cost of sales. Amounts receivable from suppliers also include amounts due to the Company for changeover merchandise and product returns. The Company regularly reviews supplier receivables for collectability and assesses the need for a reserve for uncollectable amounts based on an evaluation of the Company's suppliers' financial positions and corresponding abilities to meet financial obligations. Management does not believe there is a reasonable likelihood that the Company will be unable to collect the amounts receivable from suppliers and the Company did not record a reserve for uncollectable amounts from suppliers in the consolidated financial statements as of December 31, 2022 or 2021.

Inventory:

Inventory, which consists of automotive hard parts, maintenance items, accessories and tools, is stated at the lower of cost or market. Inventory also includes capitalized costs related to procurement, warehousing and distribution centers ("DCs"). Cost has been determined using the last-in, first-out ("LIFO") method, which more accurately matches costs with related revenues. The replacement cost of inventory was $4.70 billion and $3.92 billion as of December 31, 2022 and 2021, respectively.

Fair value of financial instruments:

The Company uses the fair value hierarchy, which prioritizes the inputs used to measure the fair value of certain of its financial instruments. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The Company uses the income and market approaches to determine the fair value of its assets and liabilities. The three levels of the fair value hierarchy are set forth below:

- Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date.
- Level 2 – Inputs other than quoted prices in active markets included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 – Unobservable inputs for the asset or liability.

See Note 2 for further information concerning the Company's financial and non-financial assets and liabilities measured at fair value on a recurring and non-recurring basis.

Property and equipment:

Property and equipment are carried at cost. Depreciation is calculated using the straight-line method, generally over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the lease term or the estimated economic life of the assets. The lease term includes renewal options determined by management at lease inception, for which failure to execute renewal options would result in a substantial economic penalty to the Company. Maintenance and repairs are charged to expense as incurred. Upon retirement or sale, the cost and accumulated depreciation are eliminated and the gain or loss, if any, is recognized in the Company's Consolidated Statements of Income. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. See Note 4 for further information concerning the Company's property and equipment.

Goodwill and other intangibles:

The accompanying Consolidated Balance Sheets at December 31, 2022 and 2021, include goodwill and other intangible assets recorded as the result of acquisitions. The Company operates a single reporting unit and evaluates goodwill and indefinite-lived intangibles for impairment annually during the fourth quarter, or when events or changes in circumstances indicate the carrying value of these assets might exceed their current fair values. The goodwill impairment test includes an optional qualitative assessment. The Company's qualitative assessment found no evidence to suggest it is more likely than not that its fair value is less than its carrying amount, including goodwill, as of December 31, 2022 and 2021. As such, no goodwill impairment adjustment was required as of December 31, 2022 and 2021. Finite-lived intangibles are carried at amortized cost and amortization is calculated using the straight-line method, generally over the estimated useful lives of the intangibles. See Note 6 for further information concerning the Company's goodwill and other intangibles.

Leases:

The Company leases certain office space, retail stores, distribution centers and equipment under long-term, non-cancelable operating leases. The Company does not separate non-lease components from lease components for any current lease contracts. Leases generally include renewal options and some include options to purchase, provisions for percentage rent based on sales and/or incremental step increase provisions. The exercise of renewal options is typically at the Company's sole discretion and all operating lease expense is recognized on a straight-line basis over the lease term. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants. The Company rents or subleases certain surplus real estate to third parties. Right-of-use assets and corresponding operating lease liabilities are recognized for all leases with an initial term greater than 12 months. See Note 5 for further information concerning the Company's operating leases.

Impairment of long-lived assets:

The Company reviews its long-lived assets, including its right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. When such an event occurs, the Company compares the sum of the undiscounted expected future cash flows of the asset (asset group) with the carrying amounts of the asset. If the undiscounted expected future cash flows are less than the carrying value of the assets, the Company measures the amount of impairment loss as the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Company has not historically recorded any material impairment charges to its long-lived assets. See Note 4 for further information concerning the Company's impairment of long-lived assets activities.

Valuation of investments:

The Company has an unsecured obligation to pay, in the future, the value of deferred compensation and a Company match relating to employee participation in the Company's nonqualified deferred compensation plan (the "Deferred Compensation Plan"). The future obligation is adjusted to reflect the performance, whether positive or negative, of selected investment measurement options, chosen by each participant. The Company invests in various marketable securities with the intention of selling these securities to fulfill its future obligations under the Deferred Compensation Plan. The investments in this plan were stated at fair value based on quoted market prices, were accounted for as trading securities and were included in "Other assets, net" on the accompanying Consolidated Balance Sheets as of December 31, 2022 and 2021. See Note 2 for further information concerning the fair value measurements of the Company's marketable securities. See Note 12 for further information concerning the Company's benefit plans.

Variable Interest Entities:

The Company invests in certain tax credit funds that promote renewable energy. These investments generate a return primarily through the realization of federal tax credits and other tax benefits. The Company accounts for the tax attributes of its renewable energy investments using the deferral method. Under this method, realized investment tax credits and other tax benefits are recognized as a reduction of the renewable energy investments.

The Company has determined its investment in these tax credit funds were investments in variable interest entities ("VIEs"). The Company analyzes any investments in VIEs at inception and again if certain triggering events are identified to determine if it is the primary beneficiary. The Company considers a variety of factors in identifying the entity that holds the power to direct matters that most significantly impact the VIEs' economic performance including, but not limited to, the ability to direct financing, leasing, construction and other operating decisions and activities. As of December 31, 2022, the Company had invested in six unconsolidated tax credit fund entities that were considered to be VIEs and concluded it was not the primary beneficiary of any of the entities, as it did not have the power to control the activities that most significantly impact the entities, and has therefore accounted for these investments using the equity method. The Company's maximum exposure to losses associated with these VIEs is generally limited to its net investment, which was $38.0 million as of December 31, 2022, and was included in "Other assets, net" on the accompanying Consolidated Balance Sheets. During the years ended December 31, 2022, 2021 and 2020, the Company recognized investment tax credits in the amounts of $167.6 million, $177.1 million and $170.5 million, respectively, all of which were realized through reductions in cash income taxes paid and were reflected as a component of the change in Income taxes payable on the accompanying Consolidated Statements of Cash Flows for the respective years.

During the year ended December 31, 2022, the Company entered into two agreements to invest in additional tax credit funds, which promote renewable energy through the development of solar energy farms, primarily for the purpose of receiving renewable energy tax credits. As of December 31, 2022, the Company had commitments to make certain additional capital contributions to its tax credit funds totaling approximately $3.4 million upon achievement of project milestones by the solar energy farms, the timing of which is uncertain and outside of the Company's control. See Note 15 for further information concerning the Company's investment in renewable energy tax credits.

Self-insurance reserves:

The Company uses a combination of insurance and self-insurance mechanisms to provide for potential liabilities for Team Member health care benefits, workers' compensation, vehicle liability, general liability and property loss. With the exception of certain Team Member health care benefit liabilities, employment related claims and litigation, certain commercial litigation and certain regulatory matters, the Company obtains third-party insurance coverage to limit its exposure. The Company estimates its self-insurance liabilities by considering a number of factors, including historical claims experience and trend-lines, projected cost inflation, growth patterns and exposure forecasts. Certain of these liabilities were recorded at an estimate of their net present value.

The following table identifies the components of the Company's self-insurance reserves as of December 31, 2022 and 2021 (in thousands):

	December 31,		
	2022		2021
Self-insurance reserves (undiscounted)	$ 245,562	$	233,185
Self-insurance reserves (discounted)	233,017		222,273

The current portion of the Company's discounted self-insurance reserves totaled $138.9 million and $128.8 million as of December 31, 2022 and 2021, respectively, which was included in "Self-insurance reserves" on the accompanying Consolidated Balance Sheets as of December 31, 2022 and 2021. The remainder was included in "Other liabilities" on the accompanying Consolidated Balance Sheets as of December 31, 2022 and 2021.

Warranties:

The Company provides warranties on certain merchandise it sells with warranty periods ranging from 30 days to limited lifetime warranties. The risk of loss arising from warranty claims is typically the obligation of the Company's suppliers. Certain suppliers provide upfront allowances to the Company in lieu of accepting the obligation for warranty claims. For this merchandise, when sold, the Company bears the risk of loss associated with the cost of warranty claims. Differences between supplier allowances received by the Company, in lieu of warranty obligations and estimated warranty expense, are recorded as an adjustment to cost of sales. Estimated warranty costs, which are recorded as obligations at the time of sale, are based on the historical failure rate of each individual product line. The Company's historical experience has been that failure rates are relatively consistent over time and that the ultimate cost of warranty claims to the Company has been driven by volume of units sold as opposed to fluctuations in failure rates or the variation of the cost of individual claims. See Note 8 for further information concerning the Company's aggregate product warranty liabilities.

Litigation accruals:

The Company is currently involved in litigation incidental to the ordinary conduct of the Company's business. Based on existing facts and historical patterns, the Company accrues for litigation losses in instances where an adverse outcome is probable and the Company is able to reasonably estimate the probable loss in accordance with Accounting Standard Codification 450-20. The Company also accrues for an estimate of legal costs to be incurred for litigation matters. Although the Company cannot ascertain the amount of liability that it may incur from legal matters, it does not currently believe that, in the aggregate, these matters, taking into account applicable insurance and accruals, will have a material adverse effect on its consolidated financial position, results of operations or cash flows in a particular quarter or annual period.

Share repurchases:

In January of 2011, the Company's Board of Directors approved a share repurchase program. Under the program, the Company may, from time to time, repurchase shares of its common stock, solely through open market purchases effected through a broker dealer at prevailing market prices, based on a variety of factors such as price, corporate trading policy requirements and overall market conditions. All shares repurchased under the share repurchase program are retired and recorded under the par value method on the accompanying Consolidated Balance Sheets. See Note 9 for further information concerning the Company's share repurchase program.

Revenue recognition:

The Company's primary source of revenue is derived from the sale of automotive aftermarket parts and merchandise to its customers. Revenue is recognized when performance obligations under the terms of a contract with a customer are satisfied, in an amount representing the consideration the Company expects to receive in exchange for transferring goods to the customer. Generally, the

Company's performance obligations are satisfied when the customer takes possession of the merchandise, which normally occurs immediately at the point of sale or through same day delivery of the merchandise. All sales are recorded net of estimated returns allowances, discounts and taxes. The Company does not recognize revenue related to product warranties, as these are considered assurance warranty obligations.

Over-the-counter retail sales to DIY customers are recorded when the customer takes possession of the merchandise. Internet retail sales, included in sales to DIY customers, are recorded when the merchandise is shipped or when the customer picks up the merchandise at a store. Sales to professional service provider customers, also referred to as "commercial sales," are recorded upon same-day delivery of the merchandise to the customer, generally at the customer's place of business. Other sales and sales adjustments primarily includes sales to Team Members, wholesale sales to other retailers ("jobber sales"), equipment sales, discounts, rebates, deferred revenue adjustments relating to the Company's retail loyalty program and adjustments to estimated sales returns allowances. Sales to Team Members are recorded when the Team Member takes possession of the merchandise. Jobber sales are recorded upon shipment of the merchandise from a regional distribution center with same-day delivery to the jobber customer's location.

The Company maintains a retail loyalty program named O'Reilly O'Rewards, which represents a performance obligation. The Company records a deferred revenue liability, based on a breakage adjusted, estimated redemption rate and a corresponding reduction in revenue in periods when loyalty points are earned by members. The Company recognizes revenue and a corresponding reduction to the deferred revenue liability in periods when loyalty program issued coupons are redeemed by members, generally within a period of three months from issuance, or when unredeemed points expire, generally within 12 months after the date they were earned, which satisfies the Company's performance obligation. See Note 11 for further information concerning the Company's revenue.

Cost of goods sold and selling, general and administrative expenses:
Below follows the primary costs classified in each major expense category.

Cost of goods sold, including warehouse and distribution expenses:

- Total cost of merchandise sold, including freight expenses associated with acquiring merchandise and with moving merchandise inventories from the Company's distribution centers to the stores; and defective merchandise and warranty costs.
- Supplier allowances and incentives, including allowances that are not reimbursements for specific, incremental and identifiable costs; and cash discounts on payments to suppliers.
- Costs associated with the Company's supply chain, including payroll and benefit costs; warehouse occupancy costs; transportation costs; depreciation; and inventory shrinkage.

Selling general and administrative expenses:

- Payroll benefit costs for store and corporate Team Members;
- Occupancy costs of store and corporate facilities;
- Depreciation and amortization related to store and corporate assets;
- Vehicle expenses for store and Hub delivery services;
- Self-insurance costs;
- Closed store expenses; and
- Other administrative costs, including accounting, legal and other professional services; bad debt, banking and credit card fees; supplies; travel; and advertising costs

Advertising expenses:
Advertising expense consists primarily of expenses related to the Company's integrated marketing program, which includes radio, in-store, digital and social media promotions, as well as sports and event sponsorships and direct mail and newspaper promotional distribution. The Company expenses advertising costs as incurred. The Company also participates in cooperative advertising arrangements with certain of its suppliers. Advertising expense, net of cooperative advertising allowances from suppliers that were incremental to the advertising program, specific to the product or event and identifiable for accounting purposes, total $81.5 million, $72.5 million and $73.8 million for the years ended December 31, 2022, 2021 and 2020, respectively, which were included in "Selling, general and administrative expenses" on the accompanying Consolidated Statements of Income.

Share-based compensation and benefit plans:
The Company sponsors share-based compensation plans and benefit plans. The Company recognizes compensation expense over the requisite service period for its share-based plans based on the fair value of the awards on the date of the grant, award or issuance and

accounts for forfeitures as they occur. Share-based plans include stock option awards, restricted stock awards and stock appreciation rights issued under the Company's incentive plans and stock issued through the Company's employee stock purchase plan. See Note 12 for further information concerning the Company's share-based compensation and benefit plans.

Pre-opening expenses:

Costs associated with the opening of new stores, which consist primarily of payroll and occupancy costs, are charged to "Selling, general and administrative expenses" on the accompanying Consolidated Statements of Income as incurred. Costs associated with the opening of new distribution centers, which consist primarily of payroll and occupancy costs, are included in "Cost of goods sold, including warehouse and distribution expenses" on the accompanying Consolidated Statements of Income as incurred.

Interest expense:

The Company capitalizes interest costs as a component of construction in progress, based on the weighted-average interest rates incurred on its long-term borrowings. Total interest costs capitalized for the years ended December 31, 2022, 2021 and 2020, were $5.5 million, $7.0 million and $10.2 million, respectively.

In conjunction with the issuance or amendment of long-term debt instruments, the Company incurs various costs, including debt registration fees, accounting and legal fees and underwriter and book runner fees. Debt issuance costs related to the Company's long-term unsecured senior notes are recorded as a reduction of the principal amount of the corresponding unsecured senior notes. Debt issuance costs related to the Company's unsecured revolving credit facility are recorded as an asset. These debt issuance costs have been deferred and are being amortized over the term of the corresponding debt instrument and the amortization expense is included in "Interest expense" on the accompanying Consolidated Statements of Income. Deferred debt issuance costs totaled $24.7 million and $22.0 million net of accumulated amortization, as of December 31, 2022 and 2021, respectively, of which $2.6 million and $3.4 million were included in "Other assets, net" as of December 31, 2022 and 2021, respectively, with the remainder included in "Long-term debt" on the accompanying Consolidated Balance Sheets.

The Company issued its long-term unsecured senior notes at a discount. The original issuance discounts on the senior notes are recorded as a reduction of the principal amount of the corresponding senior notes and are accreted over the term of the applicable senior note, with the accretion expense included in "Interest expense" on the accompanying Consolidated Statements of Income. Original issuance discounts, net of accretion, totaled $6.3 million and $4.4 million as of December 31, 2022 and 2021, respectively.

See Note 7 for further information concerning debt issuance costs and original issuance discounts associated with the Company's issuances of long-term debt instruments.

Income taxes:

The Company accounts for income taxes using the liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on differences between the U.S. GAAP basis and tax basis of assets and liabilities using enacted tax rules and rates currently scheduled to be in effect for the year in which the differences are expected to reverse. Tax carry forwards are also recognized in deferred tax assets and liabilities under this method. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period of the enactment date. The Company would record a valuation allowance against deferred tax assets to the extent it is more likely than not the amount will not be realized, based upon evidence available at the time of the determination and any change in the valuation allowance is recorded in the period of a change in such determination. The Company did not establish a valuation allowance for deferred tax assets as of December 31, 2022 and 2021, as it was considered more likely than not that deferred tax assets were realizable through a combination of future taxable income, the realization of deferred tax liabilities and tax planning strategies.

The Company regularly reviews its potential tax liabilities for tax years subject to audit. The amount of such liabilities is based on various factors, such as differing interpretations of tax regulations by the responsible tax authority, experience with previous tax audits and applicable tax law rulings. In management's opinion, adequate provisions for income taxes have been made for all years presented. The estimates of the Company's potential tax liabilities contain uncertainties because management must use judgment to estimate the exposures associated with the Company's various tax positions and actual results could differ from estimates. See Note 15 for further information concerning the Company's income taxes.

Earnings per share:

Basic earnings per share is calculated by dividing net income by the weighted-average number of common shares outstanding during the fiscal period. Diluted earnings per share is calculated by dividing the weighted-average number of common shares outstanding plus the common stock equivalents associated with the potential impact of dilutive stock options. Certain common stock equivalents that could potentially dilute basic earnings per share in the future were not included in the fully diluted computation because they would have been antidilutive. Generally, stock options are antidilutive and excluded from the earnings per share calculation when the exercise price exceeds the market price of the common shares. See Note 16 for further information concerning the Company's common stock equivalents.

New accounting pronouncements:

In September of 2022, the Financial Accounting Standards Board (the "FASB") issued Accounting Standard Update ("ASU") No. 2022-04, "Liabilities – Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations." ASU 2022-04 enhances the transparency of supplier finance programs. Under ASU 2022-04, a buyer in a supplier finance program would be required to disclose sufficient information about the program to allow a user of financial statements to understand the program's nature, activity during the period, changes from period to period and potential magnitude. ASU 2022-04 is effective for annual reporting periods beginning after December 15, 2022, including interim periods within that reporting period, except for the amendment on rollforward information, which is effective for fiscal years beginning after December 15, 2023. ASU 2022-04 allows for early adoption and requires retrospective adoption, except on rollforward information, which should be applied prospectively. The Company will adopt this guidance beginning with its first quarter ending March 31, 2023. The application of this new guidance is not expected to have a material impact on the Company's consolidated financial condition, results of operations or cash flows, as the guidance pertains to disclosure.

NOTE 2 – FAIR VALUE MEASUREMENTS

Financial assets and liabilities measured at fair value on a recurring basis:

The Company invests in various marketable securities with the intention of selling these securities to fulfill its future unsecured obligations under the Company's nonqualified deferred compensation plan. See Note 12 for further information concerning the Company's benefit plans.

The Company's marketable securities were accounted for as trading securities and the carrying amount of its marketable securities were included in "Other assets, net" on the accompanying Consolidated Balance Sheets as of December 31, 2022 and 2021. The Company recorded a decrease in fair value related to its marketable securities in the amount of $8.3 million and an increase in fair value to its related to its marketable securities in the amount of $5.7 million for the years ended December 31, 2022 and 2021, respectively, which were included in "Other income (expense)" on the accompanying Consolidated Statements of Income.

The tables below identify the estimated fair value of the Company's marketable securities, determined by reference to quoted market prices (Level 1), as of December 31, 2022 and 2021 (in thousands):

	December 31, 2022			
	Quoted Priced in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Marketable securities	$ 49,371	$ —	$ —	$ 49,371

	December 31, 2021			
	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Marketable securities	$ 52,456	$ —	$ —	$ 52,456

Non-financial assets and liabilities measured at fair value on a nonrecurring basis:

Certain long-lived non-financial assets and liabilities may be required to be measured at fair value on a nonrecurring basis in certain circumstances, including when there is evidence of impairment. These non-financial assets and liabilities may include assets acquired in a business combination or property and equipment that are determined to be impaired. As of December 31, 2022 and 2021, the Company did not have any material non-financial assets or liabilities that had been measured at fair value subsequent to initial recognition.

Fair value of financial instruments:

The carrying amounts of the Company's senior notes and unsecured revolving credit facility borrowings are included in "Long-term debt" on the accompanying Consolidated Balance Sheets as of December 31, 2022 and 2021.

The table below identifies the estimated fair value of the Company's senior notes, using the market approach. The fair values as of December 31, 2022 and 2021, were determined by reference to quoted market prices of the same or similar instruments (Level 2) (in thousands):

| | December 31, 2022 | | December 31, 2021 | |
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Senior Notes	$ 4,371,653	$ 4,119,777	$ 3,826,978	$ 4,135,629

The carrying amount of the Company's unsecured revolving credit facility approximates fair value (Level 2), as borrowings under the facility bear variable interest at current market rates. See Note 7 for further information concerning the Company's senior notes and unsecured revolving credit facility.

The accompanying Consolidated Balance Sheets include other financial instruments, including cash and cash equivalents, accounts receivable, amounts receivable from suppliers and accounts payable. Due to the short-term nature of these financial instruments, the Company believes that the carrying values of these instruments approximate their fair values.

NOTE 3 – ALLOWANCE FOR DOUBTFUL ACCOUNTS

The following table identifies the changes in the Company's allowance for doubtful accounts included in "Accounts receivable" on the accompanying Consolidated Balance Sheets as of December 31, 2022 and 2021 (in thousands):

	2022	2021
Allowance for doubtful accounts, balance at January 1	$ 11,870	$ 12,670
Reserve accruals	6,718	4,158
Uncollectable accounts written-off	(3,928)	(4,937)
Foreign currency translation	35	(21)
Allowance for doubtful accounts, balance at December 31	**$ 14,695**	**$ 11,870**

NOTE 4 – PROPERTY AND EQUIPMENT

The following table identifies the types and balances of property and equipment included in "Property and equipment, at cost" on the accompanying Consolidated Balance Sheets as of December 31, 2022 and 2021, and includes the estimated useful lives for its types of property and equipment (in thousands, except original useful lives):

	Original Useful Lives	December 31, 2022	December 31, 2021
Land		$ 931,993	$ 888,558
Buildings and building improvements	15 – 39 years	2,896,071	2,737,212
Leasehold improvements	3 – 25 years	951,652	864,169
Furniture, fixtures and equipment	3 – 20 years	1,847,248	1,700,149
Vehicles	5 – 10 years	571,328	502,643
Construction in progress		239,773	255,307
Total property and equipment		7,438,065	6,948,038
Less: accumulated depreciation and amortization		3,014,024	2,734,523
Net property and equipment		$ 4,424,041	$ 4,213,515

The Company recorded depreciation and amortization expense related to property and equipment in the amounts of $343.6 million, $320.4 million and $303.0 million for the years ended December 31, 2022, 2021 and 2020, respectively, which were primarily included in "Selling, general and administrative expenses" on the accompanying Consolidated Statements of Income.

The Company recorded charges of $7.6 million related to property and equipment for the year ended December 31, 2022, primarily due to the write-down on surplus land and buildings that exceeded market value and certain hardware and software projects that disposed or were no longer expected to provide a long-term benefit, $12.6 million related to property and equipment for the year ended December 31, 2021, primarily due to certain hardware and software projects that disposed or were no longer expected to provide a long-term benefit, and $3.4 million related to property and equipment for the year ended December 31, 2020, primarily due to the write-down on surplus land and buildings that exceeded market value, which were included in "Selling, general and administrative expenses" on the accompanying Consolidated Statements of Income.

NOTE 5 – LEASES

Operating lease commitments:

The following table summarizes Total lease cost for the years ended December 31, 2022, 2021 and 2020, which was primarily included in "Selling, general and administrative expenses" on the accompanying Consolidated Statements of Income (in thousands):

	For the Year Ended December 31,					
	2022		2021		2020	
Operating lease cost	$	**367,724**	$	351,296	$	336,156
Short-term operating lease cost		**11,314**		7,694		6,131
Variable operating lease cost		**93,940**		89,065		82,868
Sublease income		**(5,220)**		(4,571)		(4,790)
Total lease cost	$	**467,758**	$	443,484	$	420,365

The following table summarizes other lease related information for the years ended December 31, 2022 and 2021 (in thousands):

	For the Year Ended December 31,			
	2022		2021	
Cash paid for amounts included in the measurement of operating lease liabilities:				
Operating cash flows from operating leases	$	**366,866**	$	343,749
Right-of-use assets obtained in exchange for new operating lease liabilities		**416,615**		257,830

The following table identifies the future minimum lease payments under all of the Company's operating leases for each of the next five years, and in the aggregate thereafter, and reconciles to the present value of the "Operating lease liabilities, less current portion" included in the accompanying Consolidated Balance Sheet as of December 31, 2022 (in thousands):

	December 31, 2022					
	Related Parties		**Non-Related Parties**		**Total**	
2023	$	4,779	$	356,996	$	361,775
2024		3,068		339,047		342,115
2025		2,296		301,716		304,012
2026		1,680		265,109		266,789
2027		704		216,950		217,654
Thereafter		1,314		1,006,239		1,007,553
Total operating lease payments		**13,841**		**2,486,057**		**2,499,898**
Less: present value discount		1,087		325,434		326,521
Total operating lease liabilities		**12,754**		**2,160,623**		**2,173,377**
Less: current portion of operating lease liabilities		4,779		361,942		366,721
Operating lease liabilities, less current portion	$	**7,975**	$	**1,798,681**	$	**1,806,656**

See Note 14 for further information concerning the Company's related party operating leases.

The future minimum lease payments under the Company's operating leases, in the table above, do not include potential amounts for percentage rent and other variable operating lease related costs and have not been reduced by expected future minimum sublease income under non-cancelable subleases, which was approximately $13.2 million as of December 31, 2022. The weighted-average remaining lease term and weighted-average discount rate for the Company's operating leases was 9.6 years and 4.0%, respectively, as of December 31, 2022.

The present value discount component of the future minimum lease payments under the Company's operating leases, in the table above, was primarily calculated using the Company's incremental borrowing rate based on information available at the lease commencement or modification date. Inputs for the calculation of the Company's incremental borrowing rate include valuations and yields of U.S. domestic investment grade corporate bonds and the applicable credit spread over comparable U.S. Treasury rates, adjusted to a collateralized basis by estimating the credit spread improvement that would result from an upgrade of one ratings classification. When the implicit rate of a lease is available, the implicit rate is used in the calculation and not the Company's incremental borrowing rate.

NOTE 6 – GOODWILL AND OTHER INTANGIBLES

Goodwill:

Goodwill is reviewed for impairment annually during the fourth quarter, or more frequently if events or changes in circumstances indicate that impairment may exist. Goodwill is not amortizable for financial statement purposes. The Company did not record any goodwill impairment during the years ended December 31, 2022, 2021 or 2020.

The following table identifies the changes in goodwill and certain acquisition intangibles, which were included in "Goodwill" on the accompanying Consolidated Balance Sheets for the years ended December 31, 2022 and 2021 (in thousands):

	2022	2021
Goodwill, balance at January 1,	$ 879,340	$ 881,030
Change in goodwill related to small acquisitions	1,452	493
Foreign currency translation	3,653	(2,183)
Goodwill, balance at December 31,	$ 884,445	$ 879,340

Intangibles other than goodwill:

The following table identifies the components of the Company's intangible assets, inclusive of foreign currency translation adjustments, which were included in "Other assets, net" on the accompanying Consolidated Balance Sheets for the years ended December 31, 2022 and 2021 (in thousands):

	December 31, 2022			December 31, 2021		
	Cost of Intangibles	Accumulated Amortization	Net Intangibles	Cost of Intangibles	Accumulated Amortization	Net Intangibles
Finite-lived intangible assets:						
Trade names [1]	$ 8,532	$ (5,532)	$ 3,000	$ 8,110	$ (3,553)	$ 4,557
Non-compete agreements [2]	7,010	(5,965)	1,045	6,915	(4,275)	2,640
Other intangible assets [3]	12,446	(6,406)	6,040	11,832	(4,181)	7,651
Total finite-lived intangible assets	27,988	(17,903)	10,085	26,857	(12,009)	14,848
Indefinite-lived intangible assets:						
Trade names	36,134	—	36,134	34,348	—	34,348
Total intangible assets	$ 64,122	$ (17,903)	$ 46,219	$ 61,205	$ (12,009)	$ 49,196

[1] Weighted-average remaining useful life of approximately 3.1 years as of December 31, 2022.

[2] Weighted-average remaining useful life of approximately 1.6 years as of December 31, 2022.

[3] Includes internally-developed software and customer relationships and has an estimated weighted-average remaining useful life of approximately 6.9 years as of December 31, 2022.

During the years ended December 31, 2022 and 2021, the Company recorded non-compete agreement assets in conjunction with small acquisitions in the amount of less than $0.1 million. Other than the non-compete agreement assets, the Company did not record additional finite-lived or indefinite-lived intangible assets during the year ended December 31, 2022 and 2021. For the years ended December 31, 2022, 2021 and 2020, the Company recorded aggregate amortization expense related to its intangible assets in the amounts of $4.8 million, $4.9 million and $5.3 million, respectively.

Indefinite-lived intangible assets, such as trade names, are reviewed for impairment annually during the fourth quarter, or more frequently if events or changes in circumstances indicate that impairment may exist. The Company did not record any indefinite-lived intangible asset impairment during the years ended December 31, 2022, 2021 or 2020.

The following table identifies the estimated amortization expense of the Company's intangibles for each of the next five years, and the aggregate thereafter, and reconciles to net, finite-lived intangible assets included in "Other assets, net" on the accompanying Consolidated Balance Sheets as of December 31, 2022 (in thousands):

	December 31, 2022 Amortization Expense
2023	$ 2,787
2024	1,436
2025	1,429
2026	1,405
2027	1,269
Thereafter	1,759
Total net, finite-lived intangible assets	**$ 10,085**

NOTE 7 – FINANCING

The following table identifies the amounts included in "Long-term debt" on the accompanying Consolidated Balance Sheets as of December 31, 2022 and 2021 (in thousands):

	December 31,	
	2022	2021
3.800% Senior Notes due 2022, effective interest rate of 3.845%	$ —	$ 300,000
3.850% Senior Notes due 2023, effective interest rate of 3.851%	300,000	300,000
3.550% Senior Notes due 2026, effective interest rate of 3.570%	500,000	500,000
3.600% Senior Notes due 2027, effective interest rate of 3.619%	750,000	750,000
4.350% Senior Notes due 2028, effective interest rate of 4.383%	500,000	500,000
3.900% Senior Notes due 2029, effective interest rate of 3.901%	500,000	500,000
4.200% Senior Notes due 2030, effective interest rate of 4.205%	500,000	500,000
1.750% Senior Notes due 2031, effective interest rate of 1.798%	500,000	500,000
4.700% Senior Notes due 2032, effective interest rate of 4.740%	850,000	—
Total principal amount of debt	4,400,000	3,850,000
Less: Unamortized discount and debt issuance costs	28,347	23,022
Total long-term debt	$ 4,371,653	$ 3,826,978

The following table identifies the principal maturity payments of the Company's financing facilities for each of the next five years, and in the aggregate thereafter, as of December 31, 2022 (in thousands):

	December 31, 2022 Scheduled Maturities
2023	$ 300,000
2024	—
2025	—
2026	500,000
2027	750,000
Thereafter	2,850,000
Total principal amount of debt	**$ 4,400,000**

Unsecured revolving credit facility:

The Company is party to a credit agreement dated June 15, 2021 (the "Credit Agreement"). The Credit Agreement provides for a five-year $1.8 billion unsecured revolving credit facility (the "Revolving Credit Facility") arranged by JPMorgan Chase Bank, N.A., which is scheduled to mature in June of 2026. The Credit Agreement includes a $200 million sub-limit for the issuance of letters of credit and a $75 million sub-limit for swing line borrowings under the Revolving Credit Facility. As described in the Credit Agreement governing the Revolving Credit Facility, the Company may, from time to time, subject to certain conditions, increase the aggregate commitments under the Revolving Credit Facility by up to $900 million, provided that the aggregate amount of the commitments does not exceed $2.7 billion at any time.

As of December 31, 2022 and 2021, the Company had outstanding letters of credit, primarily to support obligations related to workers' compensation, general liability and other insurance policies, under the Credit Agreement in the amounts of $5.1 million and $84.0

million, respectively, reducing the aggregate availability under the Credit Agreement by those amounts. Substantially all of the outstanding letters of credit have a one-year term from the date of issuance. As of December 31, 2022 and 2021, the Company had no outstanding borrowings under its Revolving Credit Facility.

Borrowings under the Revolving Credit Facility (other than swing line loans) bear interest, at the Company's option, at either an Alternate Base Rate or an Adjusted LIBO Rate (both as defined in the Credit Agreement) plus an applicable margin, which will vary from 0.000% to 0.250% in the case of loans bearing interest at the Alternate Base Rate and 0.680% to 1.250% in the case of loans bearing interest at the Adjusted LIBO Rate, in each case based upon the better of the ratings assigned to our debt by Moody's Investor Service, Inc. and Standard & Poor's Rating Services, subject to limited exceptions. The Credit Agreement includes customary provisions to provide for the eventual replacement of LIBOR as a benchmark interest rate. Swing line loans made under the Revolving Credit Facility bear interest at an Alternate Base Rate plus the applicable margin for Alternate Base Rate loans. In addition, the Company pays a facility fee on the aggregate amount of the commitments under the Credit Agreement in an amount equal to a percentage of such commitments, varying from 0.070% to 0.250% per annum. The interest rate margins and facility fee are based upon the better of the ratings assigned to the Company's debt by Moody's Investor Service, Inc. and Standard & Poor's Ratings Services, subject to limited exceptions. As of December 31, 2022, based upon the Company's current credit ratings, its margin for Alternate Base Rate loans was 0.000%, its margin for Eurodollar Revolving Loans was 0.900% and its facility fee was 0.100%.

The Credit Agreement contains certain covenants, including limitations on subsidiary indebtedness, a minimum consolidated fixed charge coverage ratio of 2.50:1.00 and a maximum consolidated leverage ratio of 3.50:1.00. The consolidated fixed charge coverage ratio includes a calculation of earnings before interest, taxes, depreciation, amortization, rent and non-cash share-based compensation expense to fixed charges. Fixed charges include interest expense, capitalized interest and rent expense. The consolidated leverage ratio includes a calculation of adjusted debt to earnings before interest, taxes, depreciation, amortization, rent and non-cash share-based compensation expense. Adjusted debt includes outstanding debt, outstanding stand-by letters of credit and similar instruments and five-times rent expense and excludes any premium or discount recorded in conjunction with the issuance of long-term debt. In the event that the Company should default on any covenant (subject to customary grace periods, cure rights and materiality thresholds) contained in the Credit Agreement, certain actions may be taken, including, but not limited to, possible termination of commitments, immediate payment of outstanding principal amounts plus accrued interest and other amounts payable under the Credit Agreement and litigation from lenders. As of December 31, 2022, the Company remained in compliance with all covenants under the Credit Agreement.

In addition to the letters of credit issued under the Credit Agreement described above, as of December 31, 2022, the Company had other outstanding letters of credit, primarily to support obligations under workers' compensation, general liability and other insurance policies, in the amount of $96.6 million. Substantially all of these letters of credit have a one-year term from the date of issuance and were not issued under the Company's Credit Agreement or another committed facility.

Senior notes:

On June 15, 2022, the Company issued $850 million aggregate principal amount of unsecured 4.700% Senior Notes due 2032 ("4.700% Senior Notes due 2032") at a price to the public of 99.684% of their face value with U.S. Bank Trust Company, National Association ("U.S. Bank") as trustee. Interest on the 4.700% Senior Notes due 2032 is payable on June 15 and December 15 of each year, beginning on December 15, 2022, and is computed on the basis of a 360-day year.

On September 1, 2022, the Company's $300 million aggregate principal amount of unsecured 3.800% Senior Notes due 2022 matured, and the Company repaid these notes using available cash on hand.

As of December 31, 2022, the Company has issued and outstanding a cumulative $4.4 billion aggregate principal amount of unsecured senior notes, which are due between 2023 and 2032, with UMB Bank, N.A. and U.S. Bank Trust Company as trustees. Interest on the senior notes, ranging from 1.750% to 4.700%, is payable semi-annually and is computed on the basis of a 360-day year. The $300 million aggregate principal amount of unsecured 3.850% Senior Notes due 2023 were included in "Long-term debt" on the accompanying Consolidated Balance Sheet as of December 31, 2022, as the Company has the ability and intent to refinance these notes on a long-term basis. None of the Company's subsidiaries is a guarantor under the senior notes. Each of the senior notes is subject to certain customary covenants, with which the Company complied as of December 31, 2022.

NOTE 8 – WARRANTIES

The Company's product warranty liabilities are included in "Other current liabilities" on the accompanying Consolidated Balance Sheets as of December 31, 2022 and 2021. The following table identifies the changes in the Company's aggregate product warranty liabilities for the years ended December 31, 2022 and 2021 (in thousands):

	2022	2021
Warranty liabilities, balance at January 1,	$ 77,199	$ 65,886
Warranty claims	(152,777)	(126,632)
Warranty accruals	174,118	137,960
Foreign currency translation	24	(15)
Warranty liabilities, balance at December 31,	$ 98,564	$ 77,199

NOTE 9 – SHARE REPURCHASE PROGRAM

In January of 2011, the Company's Board of Directors approved a share repurchase program. Under the program, the Company may, from time to time, repurchase shares of its common stock, solely through open market purchases effected through a broker dealer at prevailing market prices, based on a variety of factors such as price, corporate trading policy requirements and overall market conditions. The Company's Board of Directors may increase or otherwise modify, renew, suspend or terminate the share repurchase program at any time, without prior notice. As announced on November 17, 2021, May 16, 2022, and November 15, 2022, the Company's Board of Directors each time approved a resolution to increase the authorization amount under the share repurchase program by an additional $1.5 billion, resulting in a cumulative authorization amount of $21.8 billion. The additional authorizations are effective for three years, beginning on its respective announcement date.

The following table identifies shares of the Company's common stock that have been repurchased as part of the Company's publicly announced share repurchase program for the years ended December 31, 2022 and 2021 (in thousands, except per share data):

	For the Year Ended December 31,	
	2022	2021
Shares repurchased	4,961	4,537
Average price per share	$ 661.66	$ 545.78
Total investment	$ 3,282,215	$ 2,476,003

As of December 31, 2022, the Company had $1.7 billion remaining under its share repurchase program. Subsequent to the end of the year and through February 28, 2023, the Company repurchased an additional 0.7 million shares of its common stock under its share repurchase program, at an average price of $816.69, for a total investment of $539.6 million. The Company has repurchased a total of 91.2 million shares of its common stock under its share repurchase program since the inception of the program in January of 2011 and through February 28, 2023, at an average price of $225.56, for a total aggregate investment of $20.6 billion. As of February 28, 2023, we had approximately $1.2 billion remaining under our share repurchase program.

NOTE 10 – ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income (loss) includes adjustments for foreign currency translations. The table below summarizes activity for changes in accumulated other comprehensive loss included in "Accumulated other comprehensive income (loss)" on the accompanying Consolidated Balance Sheets as of December 31, 2022 and 2021 (in thousands):

	Foreign Currency [1]	Total Accumulated Other Comprehensive Income (Loss)
Accumulated other comprehensive loss, balance at December 31, 2020	$ (2,155)	$ (2,155)
Change in accumulated other comprehensive loss	(4,644)	(4,644)
Accumulated other comprehensive loss, balance at December 31, 2021	$ (6,799)	$ (6,799)
Change in accumulated other comprehensive income	9,795	9,795
Accumulated other comprehensive income, balance at December 31, 2022	$ 2,996	$ 2,996

[1] Foreign currency translation is not shown net of additional U.S. tax, as other basis differences of non-U.S. subsidiaries are intended to be permanently reinvested.

NOTE 11 – REVENUE

The table below identifies the Company's revenues disaggregated by major customer type for the years ended December 31, 2022, 2021 and 2020 (in thousands):

	For the Year Ended December 31,		
	2022	2021	2020
Sales to do-it-yourself customers	$ **7,903,359**	$ 7,643,832	$ 6,684,183
Sales to professional service provider customers	**6,170,239**	5,368,657	4,647,189
Other sales and sales adjustments	**336,262**	315,074	273,121
Total sales	$ **14,409,860**	$ 13,327,563	$ 11,604,493

As of December 31, 2022 and 2021, the Company had recorded a deferred revenue liability of $5.0 million and $3.4 million, respectively, related to its loyalty program, which were included in "Other liabilities" on the accompanying Consolidated Balance Sheets. During the years ended December 31, 2022, 2021 and 2020, the Company recognized $12.2 million, $13.6 million and $14.4 million, respectively, of revenue related to its loyalty program, which were included in "Sales" on the accompanying Consolidated Statements of Income.

See Note 8 for information concerning the expected costs associated with the Company's assurance warranty obligations.

NOTE 12 – SHARE-BASED COMPENSATION AND BENEFIT PLANS

The Company recognizes share-based compensation expense based on the fair value of the grants, awards or shares at the time of the grant, award or issuance. Share-based compensation includes stock option awards, restricted stock awards and stock appreciation rights issued under the Company's incentive plans and stock issued through the Company's employee stock purchase plan.

The table below identifies the shares that have been authorized for issuance and the shares available for future issuance under the Company plans, as of December 31, 2022 (in thousands):

	December 31, 2022	
Plans	**Total Shares Authorized for Issuance under the Plans**	**Shares Available for Future Issuance under the Plans**
Incentive Plans	35,650	5,575
Employee Stock Purchase Plan	4,250	438
Profit Sharing and Savings Plan	4,200	349

Stock options:

The Company's incentive plans provide for the granting of stock options for the purchase of common stock of the Company to certain key employees of the Company. Employee stock options are granted at an exercise price that is equal to the closing market price of the Company's common stock on the date of the grant. Employee stock options granted under the plans expire after 10 years and typically vest 25% per year, over four years. The Company records compensation expense for the grant date fair value of the option awards evenly over the vesting period or minimum required service period.

The table below identifies stock option activity under these plans during the year ended December 31, 2022:

	Shares (in thousands)	**Weighted- Average Exercise Price**	**Average Remaining Contractual Terms**	**Aggregate Intrinsic Value (in thousands)**
Outstanding at December 31, 2021	1,206	$ 300.09		
Granted	130	676.48		
Exercised	(251)	242.51		
Forfeited or expired	(16)	475.16		
Outstanding at December 31, 2022	**1,069**	$ 356.76	**5.6 Years**	$ 520,691
Vested or expected to vest at December 31, 2022	**1,049**	$ 353.40	**5.6 Years**	$ 514,833
Exercisable at December 31, 2022	**739**	$ 280.98	**4.5 Years**	$ 416,152

The fair value of each stock option award is estimated on the date of the grant using the Black-Scholes option pricing model. The Black-Scholes model requires the use of assumptions, including the risk-free rate, expected life, expected volatility and expected dividend yield.

- *Risk-free interest rate* – The United States Treasury rates in effect at the time the options are granted for the options' expected life.
- *Expected life* – Represents the period of time that options granted are expected to be outstanding. The Company uses historical experience to estimate the expected life of options granted.
- *Expected volatility* – Measure of the amount, by which the Company's stock price is expected to fluctuate, based on a historical trend.
- *Expected dividend yield* – The Company has not paid, nor does it have plans in the foreseeable future to pay, any dividends.

The table below identifies the weighted-average assumptions used for grants awarded during the years ended December 31, 2022, 2021 and 2020:

	December 31,		
	2022	2021	2020
Risk free interest rate	**2.09 %**	0.82 %	0.86 %
Expected life	**6.3 Years**	5.9 Years	5.9 Years
Expected volatility	**28.9 %**	30.0 %	26.4 %
Expected dividend yield	**— %**	— %	— %

The following table summarizes activity related to stock options awarded by the Company for the years ended December 31, 2022, 2021 and 2020:

	For the Year Ended December 31,					
		2022		2021		2020
Compensation expense for stock options awarded (in thousands)	$	**21,412**	$	20,035	$	18,435
Income tax benefit from compensation expense related to stock options (in thousands)		**5,332**		4,989		4,620
Total intrinsic value of stock options exercised (in thousands)		**123,911**		163,722		79,451
Cash received from exercise of stock options (in thousands)		**60,976**		67,761		46,282
Weighted-average grant-date fair value of options awarded	$	**221.19**	$	146.57	$	106.76
Weighted-average remaining contractual life of exercisable options (in years)		**4.5**		4.7		4.5

At December 31, 2022, the remaining unrecognized compensation expense related to unvested stock option awards was $35.2 million, and the weighted-average period of time, over which this cost will be recognized, is 2.6 years.

Restricted stock:

The Company's incentive plans provide for the awarding of shares of restricted stock to certain key employees that vest evenly over a three-year period and are held in escrow until such vesting has occurred. Generally, unvested shares are forfeited when an employee ceases employment. The fair value of shares awarded under these plans is based on the closing market price of the Company's common stock on the date of award and compensation expense is recorded over the vesting period or minimum required service period.

The table below identifies employee restricted stock activity under these plans during the year ended December 31, 2022 (in thousands, except per share data):

	Shares		Weighted-Average Grant-Date Fair Value
Non-vested at December 31, 2021	3	$	419.47
Granted during the period	1		660.48
Vested during the period [1]	(1)		400.23
Forfeited during the period	—		—
Non-vested at December 31, 2022	**3**	**$**	**531.66**

[1] Includes less than one thousand shares withheld to cover employees' taxes upon vesting.

The Company's incentive plans provide for the awarding of shares of restricted stock to the non-employee directors of the Company that vest after one-year or evenly over a three-year period and are held in escrow until such vesting has occurred. Unvested shares are forfeited when a director ceases their service on the Company's Board of Directors for reasons other than death or retirement. The fair value of shares awarded under these plans is based on the closing market price of the Company's common stock on the date of award, and compensation expense is recorded evenly over the minimum required service period.

The table below identifies non-employee director restricted stock activity under these plans during the year ended December 31, 2022 (in thousands, except per share data):

	Shares		Weighted-Average Grant-Date Fair Value
Non-vested at December 31, 2021	2	$	508.45
Granted during the period	2		635.62
Vested during the period	(2)		508.45
Forfeited during the period	—		—
Non-vested at December 31, 2022	**2**	**$**	**635.62**

The following table summarizes activity related to restricted stock awarded by the Company for the years ended December 31, 2022, 2021 and 2020 (in thousands, except per share data):

	For the Year Ended December 31,					
	2022		2021		2020	
Compensation expense for restricted shares awarded	$	**1,808**	$	1,602	$	1,488
Income tax benefit from compensation expense related to restricted shares	$	**450**	$	399	$	373
Total fair value of restricted shares at vest date	$	**2,595**	$	2,815	$	1,591
Shares awarded under the plans		**3**		3		4
Weighted-average grant-date fair value of shares awarded under the plans	$	**645.31**	$	509.24	$	412.67

At December 31, 2022, the remaining unrecognized compensation expense related to unvested restricted share awards was $0.5 million, and the weighted-average period of time, over which this cost will be recognized, is 0.3 years.

Employee stock purchase plan:

The Company's employee stock purchase plan (the "ESPP") permits eligible employees to purchase shares of the Company's common stock at 85% of the fair market value. Employees may authorize the Company to withhold up to 5% of their annual salary to participate in the plan. The fair value of shares issued under the ESPP is based on the average of the high and low market prices of the Company's common stock during the offering periods, and compensation expense is recognized based on the discount between the grant-date fair value and the employee purchase price for the shares sold to employees.

The table below summarizes activity related to the Company's ESPP for the years ended December 31, 2022, 2021 and 2020 (in thousands, except per share data):

	For the Year Ended December 31,					
	2022		2021		2020	
Compensation expense for shares issued under the ESPP	$	**3,238**	$	3,019	$	2,824
Income tax benefit from compensation expense related to shares issued under the ESPP	$	**806**	$	752	$	708
Shares issued under the ESPP		**31**		36		45
Weighted-average price of shares issued under the ESPP	$	**592.22**	$	473.22	$	353.04

Profit sharing and savings plan:

The Company sponsors a contributory profit sharing and savings plan (the "401(k) Plan") that covers substantially all employees who are at least 21 years of age and have completed one year of service. The Company makes matching contributions equal to 100% of the first 2% of each employee's wages that are contributed and 25% of the next 4% of each employee's wages that are contributed. An employee generally must be employed on December 31 to receive that year's Company matching contribution, with the matching contribution funded annually at the beginning of the subsequent year following the year in which the matching contribution was earned. The Company may also make additional discretionary profit sharing contributions to the plan on an annual basis as determined by the Board of Directors. The Company did not make any discretionary contributions to the 401(k) Plan during the years ended

December 31, 2022, 2021 or 2020. The Company expensed matching contributions under the 401(k) Plan in the amounts of $36.7 million, $32.5 million and $31.0 million for the years ended December 31, 2022, 2021 and 2020, respectively, which were primarily included in "Selling, general and administrative expenses" on the accompanying Consolidated Statements of Income.

Nonqualified deferred compensation plan:

The Company sponsors a nonqualified deferred compensation plan (the "Deferred Compensation Plan") for highly compensated employees whose contributions to the 401(k) Plan are limited due to the application of the annual limitations under the Internal Revenue Code. The Deferred Compensation Plan provides these employees with the opportunity to defer the full 6% of matched compensation, including salary and incentive based compensation, that was precluded under the Company's 401(k) Plan, which is then matched by the Company using the same formula as the 401(k) Plan. An employee generally must be employed on December 31 to receive that year's Company matching contribution, with the matching contribution funded annually at the beginning of the subsequent year following the year in which the matching contribution was earned. In the event of bankruptcy, the assets of this plan are available to satisfy the claims of general creditors. The Company has an unsecured obligation to pay, in the future, the value of the deferred compensation and Company match, adjusted to reflect the performance, whether positive or negative, of selected investment measurement options chosen by each participant during the deferral period. The timing related to the ultimate payment of these future share-based compensation related payments cannot be determined. The liability for compensation deferred under the Deferred Compensation Plan was $49.4 million and $52.5 million as of December 31, 2022 and 2021, respectively, which were included in "Other liabilities" on the accompanying Consolidated Balance Sheets. The Company expensed matching contributions under the Deferred Compensation Plan in the amount of $0.2 million for each of the years ended December 31, 2022, 2021 and 2020, respectively, which were included in "Selling, general and administrative expenses" on the accompanying Consolidated Statements of Income.

Stock appreciation rights:

The Company's incentive plans provide for the granting of stock appreciation rights, which expire after 10 years and vest 25% per year, over four years, and are settled in cash. There were 13,159 and 9,811 stock appreciation rights outstanding as of December 31, 2022 and 2021, respectively. During the year ended December 31, 2022, there were 3,348 stock appreciation rights granted. The liability for compensation to be paid for redeemed stock appreciation rights was $2.9 million and $1.3 million as of December 31, 2022 and 2021, respectively, which were included in "Other liabilities" on the Consolidated Balance Sheets. The Company recorded compensation expense for stock appreciation rights in the amounts of $1.7 million and $1.0 million and $0.3 million for the years ended December 31, 2022, 2021 and 2020, respectively, which were included in "Selling, general and administrative expenses" on the accompanying Consolidated Statements of Income.

NOTE 13 – COMMITMENTS

Construction commitments:

As of December 31, 2022, the Company had purchase obligations for construction contract commitments in the amount of $152.3 million.

Letters of credit commitments:

As of December 31, 2022, the Company had outstanding letters of credit, primarily to satisfy workers' compensation, general liability and other insurance policies, in the amount of $101.7 million. See Note 7 for further information concerning the Company's letters of credit commitments.

Debt financing commitments:

Each series of senior notes is redeemable in whole, at any time, or in part, from time to time, at the Company's option upon not less than 30 nor more than 60 days notice at a redemption price, plus any accrued and unpaid interest to, but not including, the redemption date, equal to the greater of (i) 100% of the principal amount thereof or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semiannual basis at the applicable Treasury Yield plus basis points identified in the indenture governing such series of senior notes; provided, that on or after the date that is three months prior to the maturity date of the series of senior notes, such series of senior notes is redeemable at a redemption price equal to par plus accrued and unpaid interest to, but not including, the redemption date. In addition, if at any time the Company undergoes a Change of Control Triggering Event, as defined in the indenture governing such series of senior notes, the holders may require the Company to repurchase all or a portion of their senior notes at a price equal to 101% of the principal amount of the notes being repurchased, plus accrued and unpaid interest, if any, but not including the repurchase date. See Note 7 for further information concerning the Company's debt financing commitments.

Self-insurance reserves:

The Company uses a combination of insurance and self-insurance mechanisms to provide for potential liabilities for Team Member health care benefits, workers' compensation, vehicle liability, general liability and property loss. With the exception of certain Team Member health care benefit liabilities, employment related claims and litigation, certain commercial litigation and certain regulatory matters, the Company obtains third-party insurance coverage to limit its exposure to this obligation. See Note 1 for further information concerning the Company's self-insurance reserves.

Renewable energy tax credit equity investments:

The Company has entered into agreements to make capital contributions to certain tax credit equity investments for the purpose of receiving renewable energy tax credits. As of December 31, 2022, the Company is required to make capital contributions totaling approximately $3.4 million upon achievement of project milestones by the solar energy farms, the timing of which is uncertain and outside of the Company's control. See Note 1 for further information concerning the Company's renewable energy tax credit equity investments.

NOTE 14 – RELATED PARTIES

The Company leases certain land and buildings related to 70 of its O'Reilly Auto Parts stores and two surplus properties under fifteen- or twenty-year operating lease agreements with entities that include one or more of the Company's affiliated directors or members of an affiliated director's immediate family. Generally, these lease agreements provide for renewal options for an additional five years at the option of the Company and the lease agreements are periodically modified to further extend the lease term for specific stores under the agreements. Lease payments under these operating leases totaled $4.7 million for each of the years ended December 31, 2022, 2021 and 2020. The Company believes that the lease agreements with the affiliated entities are on terms comparable to those obtainable from third parties. See Note 5 for further information concerning the Company's operating leases.

NOTE 15 – INCOME TAXES

The following table identifies components of income from continuing operations before income taxes included in "Income before income taxes" on the accompanying Consolidated Statements of Income for the years ended December 31, 2022, 2021 and 2020 (in thousands):

	For the Year Ended December 31,		
	2022	2021	2020
Domestic	$ 2,786,866	$ 2,770,485	$ 2,260,385
International	11,789	11,429	6,020
Income before income taxes	$ 2,798,655	$ 2,781,914	$ 2,266,405

Provision for income taxes:

The following tables reconcile the amounts included in "Provision for income taxes" on the accompanying Consolidated Statements of Income for the years ended December 31, 2022, 2021 and 2020 (in thousands):

	For the Year Ended December 31,		
	2022	2021	2020
Current:			
Federal income tax expense	$ 455,779	$ 485,988	$ 401,331
State income tax expense	95,388	104,837	97,085
International income tax expense	5,263	6,021	3,306
Total current	556,430	596,846	501,722
Deferred:			
Federal income tax expense	62,719	20,543	16,749
State income tax expense (benefit)	8,583	2,432	(2,865)
International income tax benefit	(1,727)	(2,592)	(1,503)
Total deferred	69,575	20,383	12,381
Net income tax expense	$ 626,005	$ 617,229	$ 514,103

The following table outlines the reconciliation of the "Provision for income taxes" amounts included on the accompanying Consolidated Statements of Income to the amounts computed at the federal statutory rate for the years ended December 31, 2022, 2021 and 2020 (in thousands):

	For the Year Ended December 31,		
	2022	2021	2020
Federal income taxes at statutory rate	$ 587,716	$ 584,202	$ 474,681
State income taxes, net of federal tax benefit	87,352	90,360	76,810
Excess tax benefit from share-based compensation	(25,503)	(35,202)	(16,918)
Benefit from investment in renewable energy tax credits	(17,593)	(18,592)	(17,904)
Other items, net	(5,967)	(3,539)	(2,566)
Total provision for income taxes	$ 626,005	$ 617,229	$ 514,103

The Company has invested in tax credit equity investments for the purposes of receiving renewable energy tax credits. During the years ended December 31, 2022, 2021 and 2020, the Company recognized investment tax credits in the amount of $167.6 million, $177.1 million and $170.5 million, respectively, all of which were realized through reductions in cash income taxes paid and were reflected as a component of the change in Income taxes payable on the accompanying Consolidated Statements of Cash Flows for the respective years. See Note 1 for further information concerning the Company's investment in tax credit funds.

Deferred income tax assets and liabilities:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and also include the tax effect of carryforwards.

The following table identifies significant components of the Company's net deferred tax liabilities included in "Deferred income taxes" on the accompanying Consolidated Balance Sheets as of December 31, 2022 and 2021 (in thousands):

	December 31,	
	2022	2021
Deferred tax assets:		
Allowance for doubtful accounts	$ 2,196	$ 1,538
Tax credits	—	284
Other accruals	137,474	142,714
Operating lease liability	538,890	513,492
Other	17,115	16,117
Total deferred tax assets	695,675	674,145
Deferred tax liabilities:		
Inventories	104,572	64,562
Property and equipment	233,288	212,649
Operating lease asset	521,541	496,996
Other	81,621	75,150
Total deferred tax liabilities	941,022	849,357
Net deferred tax liabilities	$ (245,347)	$ (175,212)

Unrecognized tax benefits:

The following table summarizes the changes in the gross amount of unrecognized tax benefits, excluding interest and penalties, for the years ended December 31, 2022, 2021 and 2020 (in thousands):

	2022	2021	2020
Unrealized tax benefit, balance at January 1,	$ 26,847	$ 30,967	$ 31,475
Additions based on tax positions related to the current year	4,146	5,446	4,795
Payments related to items settled with taxing authorities	(1,000)	(2,570)	—
Reductions due to the lapse of statute of limitations and settlements	(5,195)	(6,996)	(5,303)
Unrealized tax benefit, balance at December 31,	$ 24,798	$ 26,847	$ 30,967

For the years ended December 31, 2022, 2021 and 2020, the Company recorded a reserve for unrecognized tax benefits, including interest and penalties, in the amounts of $28.3 million, $30.7 million and $35.9 million, respectively. The timing related to the ultimate resolution or settlement of these uncertain tax positions cannot be determined. All of the unrecognized tax benefits recorded as of December 31, 2022, 2021 and 2020, respectively, would affect the Company's effective tax rate if recognized, generally net of the federal tax effect of approximately $6.2 million. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2022, 2021 and 2020, the Company had accrued approximately $3.5 million, $3.8 million and $5.0 million, respectively, of interest and penalties related to uncertain tax positions before the benefit of the deduction for interest on state and federal returns. During the years ended December 31, 2022, 2021 and 2020, the Company recorded tax expense related to an increase in its liability for interest and penalties in the amounts of $1.5 million, $1.6 million and $2.2 million, respectively. Although unrecognized tax benefits for individual tax positions may increase or decrease during 2023, the Company expects a reduction of $5.7 million of unrecognized tax benefits during the one-year period subsequent to December 31, 2022, resulting from settlement or expiration of the statute of limitations.

The Company's United States federal income tax returns for tax years 2019 and beyond remain subject to examination by the Internal Revenue Service. The Company's state income tax returns remain subject to examination by various state authorities for tax years ranging from 2011 through 2021.

NOTE 16 – EARNINGS PER SHARE

The following table illustrates the computation of basic and diluted earnings per share for the years ended December 31, 2022, 2021 and 2020 (in thousands, except per share data):

	For the Year Ended December 31,		
	2022	2021	2020
Numerator (basic and diluted):			
Net income	$ 2,172,650	$ 2,164,685	$ 1,752,302
Denominator:			
Weighted-average common shares outstanding – basic	64,372	68,967	73,817
Effect of stock options [1]	590	644	645
Weighted-average common shares outstanding – assuming dilution	64,962	69,611	74,462
Earnings per share:			
Earnings per share-basic	$ 33.75	$ 31.39	$ 23.74
Earnings per share-assuming dilution	$ 33.44	$ 31.10	$ 23.53
Antidilutive potential common shares not included in the calculation of diluted earnings per share:			
Stock options [1]	144	111	291
Weighted-average exercise price per share of antidilutive stock options [1]	$ 663.36	$ 479.90	$ 393.42

[1] See Note 12 for further information concerning the terms of the Company's share-based compensation plans.

See Note 9 for information concerning the Company's subsequent share repurchases.

NOTE 17 – QUARTERLY RESULTS (Unaudited)

The following tables set forth certain quarterly unaudited operating data for the fiscal years ended December 31, 2022 and 2021. The unaudited quarterly information includes all adjustments, which the Company considers necessary for a fair presentation of the information shown (in thousands, except per share data):

	Fiscal 2022			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Sales	$ 3,296,011	$ 3,670,737	$ 3,798,619	$ 3,644,493
Gross profit	1,708,072	1,884,718	1,934,962	1,853,954
Operating income	669,530	798,550	804,194	682,217
Net income	481,880	576,760	585,438	528,572
Earnings per share – basic [1]	$ 7.24	$ 8.86	$ 9.25	$ 8.45
Earnings per share – assuming dilution [1]	$ 7.17	$ 8.78	$ 9.17	$ 8.37

	Fiscal 2021			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Sales	$ 3,090,899	$ 3,465,601	$ 3,479,570	$ 3,291,493
Gross profit	1,640,795	1,826,378	1,818,240	1,734,536
Operating income	691,105	795,583	754,599	675,881
Net income	501,609	585,451	558,652	518,973
Earnings per share – basic [1]	$ 7.13	$ 8.41	$ 8.14	$ 7.71
Earnings per share – assuming dilution [1]	$ 7.06	$ 8.33	$ 8.07	$ 7.64

[1]   Earnings per share amounts are computed independently for each quarter and annual period. The quarterly earnings per share amounts may not sum to equal the full-year earnings per share amount.

The unaudited operating data presented above should be read in conjunction with the Company's consolidated financial statements and related notes and the other financial information included therein.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this report, the Company's management, under the supervision and with the participation of its Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(b) and as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures as of the end of the period covered by this report are functioning effectively to provide reasonable assurance that the information required to be disclosed by the Company, including its consolidated subsidiaries, in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

CHANGES IN INTERNAL CONTROLS

There were no changes in the Company's internal control over financial reporting during the fiscal quarter ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company, under the supervision and with the participation of the Company's principal executive officer and principal financial officer and effected by the Company's Board of Directors, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13(a)-15(f) or 15(d)-15(f) under the Exchange Act. The Company's internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

Internal control over financial reporting includes all policies and procedures that

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Management recognizes that all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to risk. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Under the supervision and with the participation of the Company's principal executive officer and principal financial officer, management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework* (2013 framework). Based on this assessment, management believes that as of December 31, 2022, the Company's internal control over financial reporting was effective based on those criteria.

Ernst & Young LLP, Independent Registered Public Accounting Firm, has audited the Company's consolidated financial statements and has issued an attestation report on the effectiveness of the Company's internal control over financial reporting, which is included in Item 8 of this annual report on Form 10-K.

Item 9B. Other Information

Not Applicable.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

**PART III**

Item 10. Directors, Executive Officers and Corporate Governance

Certain information required by Part III is incorporated by reference from the Company's Proxy Statement on Schedule 14A for the 2023 Annual Meeting of Shareholders ("Proxy Statement"), which will be filed with the Securities and Exchange Commission (the "SEC") within 120 days of the end of the Company's most recent fiscal year. Except for those portions specifically incorporated in this Annual Report on Form 10-K by reference to the Company's Proxy Statement, no other portions of the Proxy Statement are deemed to be filed as part of this Annual Report on Form 10-K.

Directors and Officers:

The information regarding the directors of the Company will be included in the Company's Proxy Statement under the caption "Proposal 1 - Election of Directors" and "Information Concerning the Board of Directors" and is incorporated herein by reference. The Proxy Statement will be filed with the SEC within 120 days of the end of the Company's most recent fiscal year. The information regarding executive officers called for by Item 401 of Regulation S-K is included in Part I, in accordance with General Instruction G(3) to Form 10-K, for the Company's executive officers who are not also directors.

Section 16(a) of the Securities Exchange Act of 1934, as amended:

The information regarding compliance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), required by Item 405 of Regulation S-K, will be included in the Company's Proxy Statement under the caption "Delinquent Section 16(a) Reports," if applicable, and is incorporated herein by reference.

Code of Ethics:

The Company's Board of Directors has adopted a code of ethics that applies to all of its directors, officers (including its chief executive officer, chief operating officer, chief financial officer, chief accounting officer, controller and any person performing similar functions) and Team Members. The Company's Code of Ethics is available on its website at www.OReillyAuto.com, under the "Corporate Home" caption. The information on the Company's website is not a part of this Annual Report on Form 10-K and is not incorporated by reference in this report or any of the Company's other filings with the SEC.

Corporate Governance:

The Corporate Governance/Nominating Committee of the Board of Directors does not have a written policy on the consideration of Director candidates recommended by shareholders. It is the view of the Board of Directors that all candidates, whether recommended by a shareholder or the Corporate Governance/Nominating Committee, shall be evaluated based on the same established criteria for persons to be nominated for election to the Board of Directors and its committees.

The Board of Directors has established an Audit Committee pursuant to Section 3(a)(58)(A) of the Exchange Act. The Audit Committee currently consists of Jay D. Burchfield, Thomas T. Hendrickson, John R. Murphy, Dana M. Perlman, Maria A. Sastre, Andrea M. Weiss, and Fred Whitfield, each an independent director in accordance with The Nasdaq Stock Market Marketplace Rule 5605(a)(2), the standards of Rule 10A-3 of the Exchange Act and the requirements of The Nasdaq Stock Market Marketplace Rule 5605(c)(2). In addition, our Board of Directors has determined that Mr. Hendrickson, Chairperson of the Audit Committee, qualifies as an audit committee financial expert under Item 407(d)(5) of Regulation S-K.

Item 11. Executive Compensation

Director and Officer Compensation:

The information required by Item 402 of Regulation S-K will be included in the Company's Proxy Statement under the captions "Compensation of Executive Officers" and "Compensation of Directors" and is incorporated herein by reference.

Human Capital and Compensation Committee:

The information required by Item 407(e)(4) and (e)(5) of Regulation S-K will be included in the Company's Proxy Statement under the captions "Human Capital and Compensation Committee Interlocks and Insider Participation" and "Human Capital and Compensation Committee Report" and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 201(d) of Regulation S-K will be included in the Company's Proxy Statement under the caption "Equity Compensation Plans" and is incorporated herein by reference.

The information required by Item 403 of Regulation S-K will be included in the Company's Proxy Statement under the captions "Security Ownership of Certain Beneficial Owners" and "Security Ownership of Directors and Management" and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by Item 404 of Regulation S-K will be included in the Company's Proxy Statement under the caption "Certain Relationships and Related Transactions" and is incorporated herein by reference.

The information required by Item 407(a) of Regulation S-K will be included in the Company's Proxy Statement under the caption "Director Independence" and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by Item 9(e) of Schedule 14A will be included in the Company's Proxy Statement under the caption "Fees Paid to Independent Registered Public Accounting Firm" and is incorporated herein by reference.

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this Annual Report on Form 10-K:

1. Financial Statements - O'Reilly Automotive, Inc. and Subsidiaries

The following consolidated financial statements of O'Reilly Automotive, Inc. and Subsidiaries included in the Annual Shareholders' Report of the registrant for the year ended December 31, 2022, are filed with this Annual Report in Part II, Item 8:

- *Management's Report on Internal Control over Financial Reporting*
- *Report of Independent Registered Public Accounting Firm – Internal Control over Financial Reporting*
- *Report of Independent Registered Public Accounting Firm – Financial Statements*
- *Consolidated Balance Sheets as of December 31, 2022 and 2021*
- *Consolidated Statements of Income for the years ended December 31, 2022, 2021 and 2020*
- *Consolidated Statements of Comprehensive Income for the years ended December 31, 2022, 2021 and 2020*
- *Consolidated Statements of Shareholders' Equity for the years ended December 31, 2022, 2021 and 2020*
- *Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020*
- *Notes to Consolidated Financial Statements for the years ended December 31, 2022, 2021 and 2020*

2. Financial Statement Schedules - O'Reilly Automotive, Inc. and Subsidiaries

Any schedules, for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission, are not required under the related instructions or are inapplicable, and therefore have been omitted.

3. Exhibits

Exhibit No.	Description
3.1	Second Amended and Restated Articles of Incorporation of the Registrant, filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K dated May 19, 2020, is incorporated herein by this reference.
3.2	Fourth Amended and Restated Bylaws of the Registrant, filed as Exhibit 3.3 to the Registrant's Current Report on Form 8-K dated May 19, 2020, is incorporated herein by this reference.
4.1	Form of Stock Certificate for Common Stock, filed as Exhibit 4.1 to the Registration Statement of the Registrant on Form S-1, File No. 33-58948, is incorporated herein by this reference.
4.2	Indenture, dated as of June 20, 2013, by and among O'Reilly Automotive, Inc., the subsidiaries party thereto as guarantors, and UMB Bank, N.A., as Trustee, filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated June 20, 2013, is incorporated herein by this reference.
4.3	Form of 3.850% Note due 2023, included in Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated June 20, 2013, is incorporated herein by this reference.
4.4	Indenture, dated as of March 8, 2016, by and among O'Reilly Automotive, Inc., the subsidiaries party thereto as guarantors, and UMB Bank, N.A., as Trustee, filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated March 8, 2016, is incorporated herein by this reference.
4.5	Supplemental Indenture, dated as of March 8, 2016, by and among O'Reilly Automotive, Inc., the subsidiaries party thereto as guarantors, and UMB Bank, N.A., as Trustee, filed as Exhibit 4.2 to the Registrant's Current Report on Form 8-K dated March 8, 2016, is incorporated herein by this reference.
4.6	Form of 3.550% Note due 2026, included in Exhibit 4.2 to the Registrant's Current Report on Form 8-K dated March 8, 2016, is incorporated herein by this reference.
4.7	Second Supplemental Indenture, dated as of August 17, 2017, by and between O'Reilly Automotive, Inc. and UMB Bank N.A., as Trustee, filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated August 17, 2017, is incorporated herein by this reference.

Exhibit No.	Description
4.8	Form of Note for 3.600% Senior Notes due 2027, included in Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated August 17, 2017, is incorporated herein by this reference.
4.9	Third Supplemental Indenture, dated as of May 17, 2018, by and between O'Reilly Automotive, Inc. and UMB Bank N.A., as Trustee, filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated May 17, 2018, is incorporated herein by this reference.
4.10	Form of Note for 4.350% Senior Notes due 2028, included in Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated May 17, 2018, is incorporated herein by this reference.
4.11	Indenture, dated as of May 20, 2019, by and between O'Reilly Automotive, Inc. and U.S. Bank Trust Company National Association (formerly known as U.S. Bank National Association), as Trustee, filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated May 20, 2019, is incorporated herein by this reference.
4.12	First Supplemental Indenture, dated as of May 20, 2019, by and between O'Reilly Automotive, Inc. and U.S. Bank Trust Company National Association (formerly known as U.S. Bank National Association), as Trustee, filed as Exhibit 4.2 to the Registrant's Current Report on Form 8-K dated May 20, 2019, is incorporated herein by this reference.
4.13	Form of Note for 3.900% Senior Notes due 2029, included in Exhibit 4.2 to the Registrant's Current Report on Form 8-K dated May 20, 2019, is incorporated herein by this reference.
4.14	Description of Capital Stock Exchange Act Section 12 Registered Securities of O'Reilly Automotive, Inc., filed as Exhibit 4.20 to the Registrant's Annual Shareholders' Report on Form 10-K dated February 28, 2020, is incorporated herein by this reference.
4.15	Second Supplemental Indenture, dated as of March 27, 2020, by and between O'Reilly Automotive, Inc. and U.S. Bank Trust Company National Association (formerly known as U.S. Bank National Association), as Trustee, filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated March 27, 2020, is incorporated herein by this reference.
4.16	Form of Note for 4.200% Senior Notes due 2030, included in Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated March 27, 2020, is incorporated herein by this reference.
4.17	Third Supplemental Indenture, dated as of September 23, 2020, by and between O'Reilly Automotive, Inc. and U.S. Bank Trust Company National Association (formerly known as U.S. Bank National Association), as Trustee, filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated September 23, 2020, is incorporated herein by this reference.
4.18	Form of Note for 1.750% Senior Notes due 2031, included in Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated September 23, 2020, is incorporated herein by this reference.
4.19	Fourth Supplemental Indenture, dated as of June 15, 2022, by and between O'Reilly Automotive, Inc. and U.S. Bank Trust Company, National Association, as Trustee, filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated June 15, 2022, is incorporated herein by this reference.
4.20	Form of Note for 4.700% Senior Notes due 2032, included in Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated June 15, 2022, is incorporated herein by this reference.
10.1 (a)	Form of Employment Agreement between the Registrant and David E. O'Reilly, filed as Exhibit 10.1 to the Registration Statement of the Registrant on Form S-1, File No. 33-58948, is incorporated herein by this reference.
10.2 (a)	O'Reilly Automotive, Inc. Profit Sharing and Savings Plan, filed as Exhibit 4.1 to the Registration Statement of the Registrant on Form S-8, File No. 33-73892, is incorporated herein by this reference.
10.3 (a)	O'Reilly Automotive, Inc. Performance Incentive Plan, filed as Exhibit 10.18 to the Registrant's Annual Shareholders' Report on Form 10-K dated March 31, 1997, is incorporated herein by this reference.
10.4 (a)	Form of Retirement Agreement between the Registrant and David E. O'Reilly, filed as Exhibit 10.4 to the Registrant's Annual Shareholders' Report on Form 10-K dated March 31, 1998, is incorporated herein by this reference.
10.5 (a)	O'Reilly Automotive, Inc. Deferred Compensation Plan, filed as Exhibit 10.23 to the Registrant's Quarterly Report on Form 10-Q dated May 15, 1998, is incorporated herein by this reference.

Exhibit No.	Description
10.6 (a)	First Amendment to Retirement Agreement, dated February 7, 2001, filed as Exhibit 10.26 to the Registrant's Annual Shareholders' Report on Form 10-K dated March 29, 2002, is incorporated herein by this reference.
10.7 (a)	O'Reilly Automotive, Inc. 2009 Stock Purchase Plan, filed as Annex A to the Registrant's Proxy Statement for 2009 Annual Meeting of Shareholders on Schedule 14A dated March 20, 2009, is incorporated herein by this reference.
10.8 (a)	O'Reilly Automotive, Inc. 2009 Incentive Plan, filed as Annex B to the Registrant's Proxy Statement for 2009 Annual Meeting of Shareholders on Schedule 14A dated March 20, 2009, is incorporated herein by this reference.
10.9 (a)	O'Reilly Automotive, Inc. 2009 Incentive Plan, Form of Stock Option Agreement, dated as of December 31, 2009, filed as Exhibit 10.47 to the Registrant's Annual Shareholders' Report on Form 10-K dated February 26, 2010, is incorporated herein by this reference.
10.10 (a)	O'Reilly Automotive, Inc. 2012 Incentive Award Plan, filed as Annex A to the Registrant's Proxy Statement for 2012 Annual Meeting of Shareholders on Schedule 14A dated March 23, 2012, is incorporated herein by this reference.
10.11 (a)	O'Reilly Automotive, Inc. 2012 Incentive Award Plan, Form of Stock Option Grant Notice and Agreement, filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q dated August 8, 2012, is incorporated herein by this reference.
10.12 (a)	Form of O'Reilly Automotive, Inc. Director Indemnification Agreement, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated August 19, 2013, is incorporated herein by this reference.
10.13 (a)	Second Form of O'Reilly Automotive, Inc. Director Indemnification Agreement, filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q dated August 7, 2020, is incorporated herein by this reference.
10.14 (a)	Form of O'Reilly Automotive, Inc. Executive Officer Indemnification Agreement, filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated August 19, 2013, is incorporated herein by this reference.
10.15 (a)	Second Form of O'Reilly Automotive, Inc. Executive Officer Indemnification Agreement, filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q dated August 7, 2020, is incorporated herein by this reference.
10.16 (a)	Form of O'Reilly Automotive, Inc. Executive Incentive Compensation Clawback Policy Acknowledgment, between O'Reilly Automotive, Inc. and certain O'Reilly Automotive, Inc. Executive Officers, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated February 4, 2015, is incorporated herein by this reference.
10.17 (a)	Form of Change in Control Severance Agreement between O'Reilly and certain O'Reilly Executive Officers, filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated February 4, 2015, is incorporated herein by this reference.
10.18 (a)	O'Reilly Automotive, Inc. 2017 Incentive Award Plan, filed as Annex A to the Registrant's Proxy Statement for 2017 Annual Meeting of Shareholders on Schedule 14A dated March 24, 2017, is incorporated herein by this reference.
10.19	Credit Agreement, dated as of April 5, 2017, among O'Reilly Automotive, Inc., as Borrower, JPMorgan Chase Bank, N.A., as Administrative Agent, Swing Line Lender, Letter of Credit Issuer and a Lender, and other lenders party thereto, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated April 11, 2017, is incorporated herein by this reference.
10.20 (a)	O'Reilly Automotive, Inc. 2017 Incentive Award Plan, Form of Stock Option Grant Notice and Agreement, dated as of July 10, 2017, filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q dated August 7, 2017, is incorporated herein by this reference.
10.21 (a)	O'Reilly Automotive, Inc. 2017 Incentive Award Plan, Second Form of Stock Option Agreement, dated as of August 6, 2020, filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q dated August 7, 2020, is incorporated herein by this reference.
10.22 (a)	O'Reilly Automotive, Inc. 2017 Incentive Award Plan, Form of Director Restricted Stock Agreement, filed as Exhibit 10.19 to the Registrant's Annual Shareholders' Report on Form 10-K dated February 28, 2020, is incorporated herein by this reference.

Exhibit No.	Description
10.23 (a)	O'Reilly Automotive, Inc. Deferred Compensation Plan, as amended and restated effective as of January 1, 2021, filed as Exhibit 10.23 to the Registrant's Annual Shareholders' Report on Form 10-K dated February 26, 2021, is incorporated herein by this reference.
10.24 (a)	Credit Agreement, dated as of June 15, 2021, among O'Reilly Automotive, Inc., JPMorgan Chase Bank, N.A., as Administrative Agent, and the lenders party thereto, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated June 16, 2021, is incorporated herein by this reference.
21.1	Subsidiaries of the Registrant, filed herewith.
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm, filed herewith.
31.1	Certificate of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.
31.2	Certificate of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.
32.1 *	Certificate of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, furnished herewith.
32.2 *	Certificate of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, furnished herewith.
101.INS	iXBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	iXBRL Taxonomy Extension Schema.
101.CAL	iXBRL Taxonomy Extension Calculation Linkbase.
101.DEF	iXBRL Taxonomy Extension Definition Linkbase.
101.LAB	iXBRL Taxonomy Extension Label Linkbase.
101.PRE	iXBRL Taxonomy Extension Presentation Linkbase.
104	Cover Page Interactive Data File, formatted as Inline XBRL, contained in Exhibit 101 attachments.

(a)   Management contract or compensatory plan or arrangement.

*   Furnished (and not filed) herewith pursuant to Item 601 (b)(32)(ii) of Regulation S-K.

Item 16. Form 10-K Summary

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

O'REILLY AUTOMOTIVE, INC.
(Registrant)

Date: February 28, 2023

By: /s/   Gregory D. Johnson
Gregory D. Johnson
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Date: February 28, 2023

/s/ Greg Henslee	/s/ David O'Reilly
Greg Henslee	David O'Reilly
Director and Executive Chairman of the Board	Director and Executive Vice Chairman of the Board
/s/ Larry O'Reilly	/s/ Jay D. Burchfield
Larry O'Reilly	Jay D. Burchfield
Director and Vice Chairman of the Board	Director
/s/ Thomas T. Hendrickson	/s/ John R. Murphy
Thomas T. Hendrickson	John R. Murphy
Director	Director
/s/ Dana M. Perlman	/s/ Maria A. Sastre
Dana M. Perlman	Maria A. Sastre
Director	Director
/s/ Andrea M. Weiss	/s/ Fred Whitfield
Andrea M. Weiss	Fred Whitfield
Director	Director
/s/ Gregory D. Johnson	/s/ Jeremy A. Fletcher
Gregory D. Johnson	Jeremy A. Fletcher
Chief Executive Officer	Executive Vice President and
(Principal Executive Officer)	Chief Financial Officer
	(Principal Financial and Accounting Officer)

Exhibit 21.1 – Subsidiaries of the Registrant

FORM 10-K

O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	State of Incorporation
O'Reilly Automotive Stores, Inc.	Missouri
Ozark Automotive Distributors, Inc.	Missouri
Ozark Services, Inc.	Missouri
Ozark Purchasing, LLC	Missouri
OAP Transportation, LLC	Missouri
O'Reilly Auto Enterprises, LLC	Delaware

In addition, 18 subsidiaries operating in the United States and Mexico have been omitted from the above list, as they would not, considered in the aggregate as a single subsidiary, constitute a significant subsidiary as defined by Rule 1-02(w) of Regulation S-X.

One hundred percent of the capital stock of each of the above subsidiaries is directly or indirectly owned by O'Reilly Automotive, Inc.

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1)   Registration Statement (Form S-8 No. 033-91022), Post-Effective Amendment No. 1 to Registration Statement on Form S-8 (Form S-8 No. 033-91022) and Post-Effective Amendment No. 2 to Registration Statement on Form S-8 (Form S-8 No. 033-91022) pertaining to the O'Reilly Automotive, Inc. Performance Incentive Plan;

(2)   Registration Statements (Form S-8 No. 333-59568 and 333-136958) and Post-Effective Amendment No. 1 (Form S-8 No. 333-59568 and 333-136958) pertaining to the O'Reilly Automotive, Inc. Profit Sharing and Savings Plan;

(3)   Registration Statement (Form S-8 No. 333-159351) and Post-Effective Amendment No. 1 (Form S-8 No. 333-159351) pertaining to the O'Reilly Automotive, Inc. 2009 Stock Purchase Plan and to the O'Reilly Automotive, Inc. 2009 Incentive Plan;

(4)   Registration Statement (Form S-8 No. 333-181364) pertaining to the O'Reilly Automotive, Inc. 2012 Incentive Award Plan and Post-Effective Amendment No. 1 (Form S-8 No. 333-181364) pertaining to the O'Reilly Automotive, Inc. 2012 Incentive Award Plan and to the O'Reilly Automotive, Inc. 2017 Incentive Award Plan; and

(5)   Registration Statement (Form S-3ASR No. 333-263144) pertaining to the offer from time to time of debt securities;

of our reports dated February 28, 2023, with respect to the consolidated financial statements of O'Reilly Automotive, Inc. and Subsidiaries and the effectiveness of internal control over financial reporting of O'Reilly Automotive, Inc. and Subsidiaries, included in this Annual Report (Form 10-K) of O'Reilly Automotive, Inc. and Subsidiaries for the year ended December 31, 2022.

/s/ Ernst & Young LLP

Kansas City, Missouri
February 28, 2023

Exhibit 31.1 - CEO Certification

O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES

CERTIFICATIONS

I, Gregory D. Johnson, certify that

1. I have reviewed this report on Form 10-K of O'Reilly Automotive, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2023   /s/   Gregory D. Johnson
                                   Gregory D. Johnson
                                   Chief Executive Officer
                                   (Principal Executive Officer)

Exhibit 31.2 - CFO Certification

FORM 10-K

O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES

CERTIFICATIONS

I, Jeremy A. Fletcher, certify that

1. I have reviewed this report on Form 10-K of O'Reilly Automotive, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2023   /s/   Jeremy A. Fletcher
                                  Jeremy A. Fletcher
                                  Executive Vice President and
                                  Chief Financial Officer
                                  (Principal Financial and Accounting Officer)

Exhibit 32.1 - CEO Certification

FORM 10-K

O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES

O'REILLY AUTOMOTIVE, INC.
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Report of O'Reilly Automotive, Inc. (the "Company") on Form 10-K for the period ended December 31, 2022, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Gregory D. Johnson, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Gregory D. Johnson
Gregory D. Johnson
Chief Executive Officer

February 28, 2023

This certification is made solely for purposes of 18 U.S.C. Section 1350, and not for any other purpose. This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2 - CFO Certification

FORM 10-K

O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES

O'REILLY AUTOMOTIVE, INC.
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Report of O'Reilly Automotive, Inc. (the "Company") on Form 10-K for the period ended December 31, 2022, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jeremy A. Fletcher, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Jeremy A. Fletcher
Jeremy A. Fletcher
Chief Financial Officer

February 28, 2023

This certification is made solely for purposes of 18 U.S.C. Section 1350, and not for any other purpose. This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

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March 31, 2023

Dear Shareholder:

You are cordially invited to attend the 2023 Annual Meeting of Shareholders of O'Reilly Automotive, Inc. to be held in a virtual-only format via live audio webcast at www.virtualshareholdermeeting.com/ORLY2023 on Thursday, May 18, 2023, at 9:00 a.m. Central Time. We have designed the format of the Annual Meeting to ensure that shareholders are afforded similar rights and opportunities to participate as they would at an in-person meeting.

Details of the business to be conducted at the Annual Meeting are given in the attached Notice of Annual Meeting of Shareholders and Proxy Statement.

It is important that your shares be represented at the meeting. Whether or not you plan to attend via the live audio webcast, please complete, sign, date and return the enclosed proxy card in the envelope provided at your earliest convenience or vote via telephone or Internet using the instructions on the proxy card.

Greg Henslee
Executive Chairman of the Board

O'REILLY AUTOMOTIVE, INC.
233 South Patterson Avenue
Springfield, Missouri 65802

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 18, 2023

What: Annual Meeting of Shareholders ("Annual Meeting")

When: Thursday, May 18, 2023, 9:00 a.m. Central Time

Where: The Annual Meeting will be held in a virtual-only format via live audio webcast at www.virtualshareholdermeeting.com/ORLY2023.

Why: The Annual Meeting is being held for the following purposes:

- to elect as Directors the ten nominees named in the attached proxy statement;
- to conduct an advisory (non-binding) vote on executive compensation;
- to conduct an advisory (non-binding) vote on the frequency (either one, two or three years) of future advisory (non-binding) votes on executive compensation;
- to ratify the appointment of Ernst & Young LLP as independent auditors for the fiscal year ending December 31, 2023;
- to consider and act upon a shareholder proposal, if properly presented at the Annual Meeting; and
- to transact such other germane business as may properly come before the meeting or any adjournments thereof.

The Board of Directors has fixed the close of business on March 9, 2023, as the record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting and any adjournments or postponements thereof. A list of all shareholders entitled to vote at the Annual Meeting, arranged in alphabetical order and showing the address of and number of shares held by each shareholder, will be available during usual business hours at the office of the Corporate Secretary, Julie Gray, at 455 South Patterson Avenue, Springfield, Missouri 65802, to be examined by any shareholder for any purpose reasonably related to the Annual Meeting for ten days prior to the date thereof. The list will also be electronically available for examination throughout the course of the meeting.

Your vote is important to ensure a quorum at the meeting. Even if you own only a few shares, and whether or not you expect to virtually attend the meeting, we request you mark, date, sign and mail the enclosed proxy card in the postage-paid envelope provided or vote your shares by telephone or Internet as directed on the enclosed proxy card. Telephone and Internet voting for shareholders of record will be available 24 hours a day and will close on Wednesday, May 17, 2023, at 11:59 p.m. Eastern Time.

A copy of the Company's Annual Shareholders' Report for fiscal year 2022 accompanies this notice.

By Order of the Board of Directors,

Julie Gray
Secretary

TABLE OF CONTENTS

PROXY STATEMENT

O'REILLY AUTOMOTIVE, INC.
233 South Patterson Avenue
Springfield, Missouri 65802

PROXY STATEMENT

The enclosed proxy is solicited by the Board of Directors (the "Board") of O'Reilly Automotive, Inc. (the "Company" or "O'Reilly"), for use at the Annual Meeting of Shareholders ("Annual Meeting") to be held in a virtual only format via live audio webcast at www.virtualshareholdermeeting.com/ORLY2023 on Thursday, May 18, 2023, at 9:00 a.m., Central Time, and at any adjournments thereof.

Whether or not you expect to virtually attend the meeting, please return your executed proxy card in the enclosed postage-paid envelope or vote via telephone or Internet, using the instructions discussed below and on the proxy card, and the shares represented thereby will be voted in accordance with your instructions. References to the Company's website and the contents thereof do not constitute incorporation by reference of the information contained on the Company's website, and such information is not part of this proxy statement. The proxy statement and the accompanying proxy card is expected to first begin mailing to shareholders on or about March 31, 2023.

GENERAL INFORMATION ABOUT THE ANNUAL MEETING AND VOTING

What is the purpose of the Annual Meeting?

At the Annual Meeting, shareholders will act upon the matters described in the accompanying notice of meeting.

When and where will the 2023 Annual Meeting be held?

The Annual Meeting will be held in a virtual only format via live audio webcast at www.virtualshareholdermeeting.com/ORLY2023 on Thursday, May 18, 2023, at 9:00 a.m. Central Time. To access the virtual Annual Meeting, you must enter the 16-digit control number found on your proxy card, voting instruction form or Important Notice Regarding the Availability of Proxy Materials. If you do not have a control number, you may access the Annual Meeting as a guest. Online access to the live audio webcast of the Annual Meeting will open 15 minutes prior to the start of the Annual Meeting. We encourage you to access the meeting in advance of the designated start time.

How will the Annual Meeting be conducted and will there be a question and answer session?

We have designed the format of the Annual Meeting to ensure that our shareholders are afforded similar rights and opportunities to participate as they would at an in-person meeting. All of our board members are expected to join the Annual Meeting and will be available to respond to questions germane to the business matters presented during the meeting. We intend to answer questions submitted during the meeting that are germane to business matters of the meeting, and in accordance with our Rules for Conduct, which will be able to be viewed on the day of and during the Annual Meeting. Questions will be grouped by topic, and substantially similar questions will be answered only once. Questions should be succinct and cover only one topic per question. To promote fairness, efficient use of the Company's resources and ensure all shareholder questions are able to be addressed, we will respond to no more than three questions from any single shareholder. If there are any matters of individual concern to a shareholder or if a question posed was not otherwise answered, we will provide an opportunity for shareholders to contact us separately after the Annual Meeting through our Investor Relations website, http://corporate.oreillyauto.com/contact-us, or by contacting us at (417) 829-5878.

What if I need technical assistance during the Annual Meeting?

If you encounter difficulties accessing or hearing the virtual Annual Meeting audio webcast, please contact the technical support number that will be posted on the Annual Meeting website log-in page for assistance. We encourage attendees to log in to the virtual Annual Meeting 15 minutes ahead of time.

If I cannot participate in the live Annual Meeting webcast, can I listen to it later?

An audio replay of the Annual Meeting, including the questions answered during the meeting, will be available approximately 24 hours after completion of the meeting, will remain available for 12 months, and can be accessed through the Company's website at http://corporate.oreillyauto.com/corporate-information-news-room.

Who may vote?

Any shareholder of record as of the record date is entitled to vote their shares at the Annual Meeting.

What is a "shareholder of record"?

A shareholder of record is a shareholder whose ownership of the Company's common stock is reflected directly on the books and records of the transfer agent, Computershare Trust Company, N.A. ("Computershare").

What is the record date for the Annual Meeting?

The record date is March 9, 2023. Shareholders of record at the close of business on March 9, 2023, will be entitled to vote at the Annual Meeting. Each share of common stock will have one vote on each matter to be voted upon.

Which O'Reilly shares are included in the proxy card I received?

The proxy card you received covers the number of common shares to be voted in your account as of the record date.

What is the difference between holding shares as a registered shareholder and as a beneficial owner?

A registered shareholder owns shares that are registered directly in their name with the Company's transfer agent, Computershare. A beneficial owner owns shares held in a stock brokerage account or by a bank. If your shares are held in a stock brokerage account or by a bank or other holder of record, you are considered the beneficial owner of shares held in "street name." If you are a beneficial owner but not a shareholder of record, you should follow the instructions provided by your broker, bank or other record holder to direct your broker, bank or other holder on how to vote your shares.

Why would I receive more than one proxy card?

You may receive more than one proxy card if you owned shares in more than one account. You should vote the shares on each of your proxy cards.

What matters will be voted on at the Annual Meeting?

At the Annual Meeting, shareholders will be asked to vote on four proposals that were solicited by the Board (Proposals 1 through 4), as well as a shareholder proposal (Proposal 5), if properly presented at the Annual Meeting:

1) To elect as Directors the ten nominees named in this proxy statement;
2) To conduct an advisory (non-binding) vote on executive compensation;
3) To conduct an advisory (non-binding) vote on the frequency (either one, two or three years) of future advisory (non-binding) votes on executive compensation;
4) To ratify the appointment of Ernst & Young LLP as independent auditors for the fiscal year ending December 31, 2023; and
5) A shareholder proposal entitled "Independent Board Chairman," if properly presented.

How do I vote my shares?

You may vote your share by proxy or during the meeting:

1) *Via Mail*: You may vote by properly completing and signing the enclosed proxy card and returning the card in the enclosed, postage-paid envelope. Please specify your choices on the proxy card by marking the appropriate boxes. Shares will be voted in accordance with your written instructions; however, it is not necessary to mark any boxes if you wish to vote in accordance with the Board's recommendations, outlined further below. Mark, sign and date your proxy card and return it in the postage-paid envelope provided or send it to O'Reilly Automotive, Inc. Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.
2) *Via the Internet:* You may vote on the Internet by visiting www.proxyvote.com. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and create an electronic voting instruction form.
3) *Via Telephone:* Using any touch-tone telephone, you may vote your shares by dialing toll-free: 1-800-690-6903. Have your proxy card in hand when calling and follow the instructions.
4) *During the Meeting*: You may vote at the Annual Meeting using the 16-digit control number included on your proxy card, voting instruction form or Important Notice Regarding the Availability of Proxy Materials.

If you choose to vote on the Internet or by telephone, please note voting will close at 11:59 p.m. Eastern Time, on Wednesday, May 17, 2023. The Board encourages you to vote your shares promptly.

May I change my vote after I submit my proxy?

You may change your vote after submitting a proxy card. If, after sending in your proxy, you desire to revoke your proxy for any reason, you may do so by notifying the Secretary of the Company in writing at the principal executive office at any time prior to the voting of the proxy. The Company's principal executive office is located at 455 South Patterson Avenue, Springfield, Missouri 65802, the mailing address for which is O'Reilly Automotive, Inc., 233 South Patterson Avenue, Springfield, Missouri 65802, Attention: Secretary.

Are my votes confidential?

All shareholder meeting proxies and tabulations that identify the vote of a particular shareholder will be kept confidential, except as necessary to allow the inspectors of election to certify the voting results or to meet legal requirements. Representatives of Broadridge Financial Solutions ("Broadridge") will act as the inspector of election and will count the votes.

How will my vote be counted?

All votes will be tabulated by Broadridge. All properly executed proxies received by the Board pursuant to this solicitation will be voted in accordance with the shareholder's directions specified in the proxy card. If no such directions have been specified by marking the appropriate squares in the signed and returned proxy card, the shares will be voted by the persons named in the enclosed proxy card as follows:

1) FOR the election as Directors the ten nominees named in this proxy statement;
2) FOR the approval, by an advisory (non-binding) vote, of the 2022 compensation of the Company's Named Executive Officers;
3) For the selection, by an advisory (non-binding) vote, of future advisory (non-binding) votes on executive compensation every "ONE-YEAR" (annually);
4) FOR the ratification of the selection of Ernst & Young LLP as the Company's independent auditors for the fiscal year ending December 31, 2023; and
5) AGAINST the shareholder proposal entitled "Independent Board Chairman," if properly presented.

The Board is not aware of any matter to be presented for action at the Annual Meeting other than the matters set forth herein. The Company's shareholders have no dissenter's or appraisal rights in connection with any of the proposals described herein.

No nominee has indicated that he or she would be unable or unwilling to serve as a Director, if elected. However, should any nominee become unable or unwilling to serve for any reason, it is intended that the persons named in the proxy will vote for the election of such other persons in their stead as may be designated by the Board. The Board is not aware of any reason that might cause any nominee to be unavailable to serve as a Director.

How does the Board recommend I vote?

The Board recommends a vote "FOR" each of the nominees for Director named in this proxy statement. The Board recommends a vote "FOR" the approval, by an advisory (non-binding) vote, of the 2022 compensation of the Company's Named Executive Officers. The Board recommends a vote for the selection, by an advisory (non-binding) vote, of future advisory (non-binding) votes on executive compensation every "ONE YEAR" (annually). The Board recommends a vote "FOR" the ratification of the selection of Ernst & Young LLP as the Company's independent auditors for the year ending December 31, 2023. The Board recommends a vote "AGAINST" the shareholder proposal entitled "Independent Board Chairman," if properly presented.

What constitutes a quorum?

On March 9, 2023, there were 61,567,220 shares of common stock outstanding, which constitutes all of the outstanding shares of the Company's voting capital stock. A majority of the outstanding shares entitled to vote at the Annual Meeting, represented virtually or by proxy, will constitute a quorum at the meeting.

What are the standards for determining whether an item has been approved?

Item of Business	Quorum Required	Voting Approval Standard	Effect of Abstention [1]	Effect of Broker Non-Votes [2]
Proposal 1: Election of Directors [3]	Yes	Affirmative vote of majority of shares present and entitled to vote [4]	Vote against	Counted for quorum purposes; no effect on voting
Proposal 2: Advisory vote on Executive Compensation	Yes	Affirmative vote of majority of shares present and entitled to vote [4]	Vote against	Counted for quorum purposes; no effect on voting
Proposal 3: Advisory vote on the Frequency of Future Say on Pay Votes	Yes	The frequency (every one, two or three years) receiving the most votes will be considered the frequency recommended by shareholders	No effect	Counted for quorum purposes; no effect on voting
Proposal 4: Ratification of Selection of Independent Auditors	Yes	Affirmative vote of majority of shares present and entitled to vote [4]	Vote against	Not applicable
Proposal 5: Shareholder proposal entitled "Independent Board Chairman"	Yes	Affirmative vote of majority of shares present and entitled to vote [4]	Vote against	Counted for quorum purposes; no effect on voting

[1] Proxies marked "ABSTAIN" will be deemed to be represented at the Annual Meeting and considered in determining whether the requisite number of affirmative votes are cast on such matter.

[2] A broker non-vote occurs when a broker has not received voting instructions from the beneficial owner of shares, and the broker does not have, or declines to exercise, discretionary authority to vote those shares.

[3] Cumulative voting is not allowed for Election of Directors.

[4] "Shares present and entitled to vote" includes shares represented virtually or by proxy at the Annual Meeting.

Broker non-votes occur when shares held by a brokerage firm are not voted with respect to a proposal because the firm has not received voting instructions from the beneficial owner of the shares, and the firm does not have the authority to vote the shares in its discretion.

How can I get electronic access to the Notice, proxy statement and Annual Report?

The Notice, proxy statement and Annual Report are available at www.proxyvote.com. The required control number can be found on your proxy card. These materials are also available on our website at http://corporate.oreillyauto.com/investor-relations-financials.

Where may I find the voting results of the Annual Meeting?

The Board plans to announce the preliminary voting results at the Annual Meeting. The Company plans to publish the final results in a Current Report on Form 8-K to be filed with the Securities and Exchange Commission (the "SEC") within four business days following the Annual Meeting, if final voting results are available at that time. If the final voting results are not available within that time, the Company will report preliminary results in a Current Report on Form 8-K within four business days following the Annual Meeting and will report final voting results in an amended Current Report on Form 8-K when available.

Will a proxy solicitor be used?

No, the Company has not engaged a third party to assist in the solicitation of proxies for the Annual Meeting.

What are the deadlines for consideration of shareholder proposals or director nominations for the 2024 Annual Meeting of Shareholders?

Shareholder proposals intended to be presented at the 2024 Annual Meeting of Shareholders and included in the Company's proxy materials relating to that meeting pursuant to Rule 14a-8 under the Exchange Act must be received by the Company at the Company's principal executive offices by December 2, 2023. The Company's Amended and Restated Bylaws (the "Bylaws") require that shareholder proposals made outside of Rule 14a-8 be submitted not later than February 18, 2024, and not earlier than January 19, 2024.

In addition to satisfying the deadlines in our Bylaws, any shareholder who intends to solicit proxies in support of director nominees other than our own must comply with the additional requirements of Rule 14a-19(b). To the extent any information is required by Rule 14a-19(b) that is not required under our Bylaws, it must be received by March 19, 2024.

What are the deadlines for submitting director nominations for inclusion in the Company's proxy materials?

Under the Bylaws, a shareholder (or a group of up to 20 shareholders) owning three percent or more of the Company's outstanding shares of common stock continuously for at least three years may nominate and include in the Company's proxy materials candidates for up to 20% of the Board (rounded down, but not less than two). Nominations must comply with the requirements and conditions of the Bylaws, including the delivery of proper notice to the Secretary of the Company at the Company's address appearing on the first page of this proxy statement not later than December 2, 2023, and not earlier than November 2, 2023.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table summarizes information as of December 31, 2022, with respect to each person or other entity (other than management) known to the Company to be the beneficial owner of more than five percent (5%) of its outstanding shares of common stock.

Class of Stock	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock	The Vanguard Group 100 Vanguard Boulevard Malvern, Pennsylvania 19355	5,166,545 [1]	8.3 %
Common Stock	BlackRock, Inc. 55 East 52nd Street New York, New York 10055	4,597,447 [2]	7.3 %

[1] As reflected on such beneficial owner's Schedule 13G/A dated February 9, 2023, provided to the Company in accordance with the Exchange Act. Of the 5,166,545 shares reported, The Vanguard Group claimed sole voting power over no shares, shared voting power over 90,543 shares, sole dispositive power over 4,906,126 shares and shared dispositive power over 260,419 shares.

[2] As reflected on such beneficial owner's Schedule 13G/A dated January 31, 2023, provided to the Company in accordance with the Exchange Act. Of the 4,597,447 shares reported, BlackRock, Inc. claimed sole voting power over 4,170,398 shares, shared voting power over no shares, sole dispositive power over 4,597,447 shares and shared dispositive power over no shares.

SECURITY OWNERSHIP OF DIRECTORS AND MANAGEMENT

The following table summarizes, as of March 9, 2023, the beneficial ownership of the Company's outstanding shares of common stock for each current Director of the Board, each of the Company's current Named Executive Officers and all Directors and executive officers as a group. Unless otherwise indicated, the Company believes that the beneficial owners set forth in the following table have sole voting and dispositive power.

Name	Direct Ownership	Indirect Ownership	Current Exercisable Options [a]	Total Ownership [a]	Percent of Class
Greg Henslee [b]	8,359	30,493	59,599	98,451	*
David O'Reilly [c]	61,757	243,085	—	304,842	*
Larry O'Reilly [d]	52,508	157,849	—	210,357	*
Jay D. Burchfield [e]	17,839	—	—	17,839	*
Thomas T. Hendrickson [e]	1,246	—	—	1,246	*
John R. Murphy [e]	1,600	—	—	1,600	*
Dana M. Perlman [e]	1,298	—	—	1,298	*
Maria A. Sastre [e]	877	—	—	877	*
Andrea M. Weiss [e]	1,158	—	—	1,158	*
Fred Whitfield [e]	365	—	—	365	*
Gregory D. Johnson [f]	4,743	968	64,205	69,916	*
Brad Beckham [g]	662	1,075	14,472	16,209	*
Jeremy Fletcher [h]	2,300	212	8,490	11,002	*
Brent Kirby [i]	25	—	15,188	15,213	*
Tom McFall [j]	5,897	420	46,043	52,360	*
All Directors and executive officers as a group (28 persons)	176,230	441,617	342,466	960,313	1.55%

* denotes less than 1.0%

[a] With respect to each person, assumes the exercise of all stock options held by such person that were exercisable within 60 days of March 9, 2023.

[b] The stated number of directly owned shares includes 1,137 restricted shares awarded under the Company's long-term incentive compensation plans and 1,414 shares held in the O'Reilly Employee Stock Purchase Plan. The stated number of indirectly owned shares includes 4,993 owned shares held in the O'Reilly Employee Savings Plan with Fidelity Investments ("Fidelity") as trustee and 25,500 shares held in a Grantor Retained Annuity Trust ("GRAT").

[c] The stated number of directly owned shares includes 1,049 restricted shares awarded under the Company's long-term incentive compensation plans. The stated number of indirectly owned shares includes 6,635 shares owned by Mr. O'Reilly's spouse and 236,447 shares controlled by Mr. O'Reilly as trustee of a trust for the benefit of his children.

[d] The stated number of indirectly owned shares includes 98,367 shares controlled by Mr. O'Reilly as trustee of a trust for the benefit of his children, 33,247 shares held in a GRAT and 26,235 shares controlled by Mr. O'Reilly in a family registered partnership.

[e] The stated number of directly owned shares includes 248 restricted shares awarded under the Company's long-term incentive compensation plans.

[f] The stated number of directly owned shares includes 2,630 shares held in the O'Reilly Employee Stock Purchase Plan. The stated number of indirectly owned shares are held in the O'Reilly Employee Savings Plan with Fidelity as trustee.

[g] The stated number of directly owned shares includes 389 shares held in the O'Reilly Employee Stock Purchase Plan. The stated number of indirectly owned shares are held in the O'Reilly Employee Savings Plan with Fidelity as trustee.

[h] The stated number of directly owned shares includes 569 shares held in the O'Reilly Employee Stock Purchase Plan. The stated number of indirectly owned shares are held in the O'Reilly Employee Savings Plan with Fidelity as trustee.

[i] The stated number of directly owned shares includes 25 shares held in the O'Reilly Employee Stock Purchase Plan.

[j] The stated number of directly owned shares includes 28 shares held in the O'Reilly Employee Stock Purchase Plan. The stated number of indirectly owned shares are held in the O'Reilly Employee Savings Plan with Fidelity as trustee.

Officer and Director Stock Ownership Guidelines

The Board has adopted stock ownership requirements for the Company's Directors, executive officers and executive and senior vice presidents to align their interests with those of the Company's shareholders. In February of 2023, the Board revised the stock ownership requirements for the affiliated Director(s), president(s), and co-presidents to further align the Company's Board and management interests with those of the Company's shareholders. The Human Capital and Compensation Committee reviews the stock ownership guidelines and requirements and reviews progress toward meeting ownership requirements quarterly and has discretion to waive these guidelines; however, it has never done so.

As of December 31, 2022, the Company's independent Directors are required to own shares of the Company's common stock valued at a minimum of five times their annual cash retainer, currently $550,000, within five years of the date they first become a Director or of a change in the minimum requirement. For purposes of the guidelines, common stock ownership includes shares owned by the Director, directly or indirectly, vested restricted shares awarded by the Company and the intrinsic value of the Director's vested stock options granted by the Company. As of December 31, 2022, the total stockholdings of each of the independent directors, who has been serving as a Director for at least five years, satisfied their respective stock ownership requirement.

The Company's affiliated Directors and executives are required to comply with and maintain the stock ownership requirements the Company's common stock valued at the minimum of a specified multiple of their base salary within five years of first assuming their respective position or of a change in the minimum requirement. For purposes of the guidelines, common stock ownership includes shares owned by the officer directly, shares held by the officer in the Company's Employee Stock Purchase Plan, shares held by the officer in the Company's Profit Sharing and Savings Plan, vested restricted shares awarded by the Company, and the tax affected intrinsic value of the officer's vested stock options granted under the Company's incentive plans. Individuals who do not comply with the required level of ownership within the specified time period will be required to hold 50% of net after-tax shares issued upon the exercise of any of their stock options and will not be allowed to sell any other shares of the Company that they may own until compliance is achieved. The stock ownership requirement does not apply after an executive reaches age 62. As of December 31, 2022, each of the Company's executive officers and executive and senior vice presidents, who had been in their positions for at least five years, satisfied the stock ownership requirement applicable to each of them.

The following table identifies the affiliated Director and executive stock ownership requirements:

Position	Minimum Ownership Requirement Multiple of Base Salary
Affiliated Board Director(s)	5x
Chief Executive Officer	5x
President(s)/Co-Presidents(s)	4x
Chief Operating Officer	3x
Chief Financial Officer	3x
Executive Vice President(s)	3x
Senior Vice President(s)	2x

**PROPOSAL 1 – ELECTION OF DIRECTORS**

Information about the Director Nominees

The Company's Bylaws and Amended and Restated Articles of Incorporation provide for the annual election of Directors. The Board has nominated Greg Henslee, David O'Reilly, Larry O'Reilly, Jay D. Burchfield, Thomas T. Hendrickson, John R. Murphy, Dana M. Perlman, Maria A. Sastre, Andrea M. Weiss and Fred Whitfield as Directors for a one-year term expiring at the Company's 2024 Annual Meeting of Shareholders.

The following identifies

    (i)   his or her present positions and offices with the Company, if applicable;

    (ii) his or her age;

    (iii) the year in which he or she was first elected or appointed a Director (each serving continuously since first elected or appointed, unless otherwise stated);

    (iv) the business experience and principal occupation for at least the last five years of each of the nominees;

    (v) the qualifications and skills, which the Director possesses, that qualify him or her for service on the Company's Board; and

    (vi) his or her directorships for at least the last five years in any company with a class of securities registered pursuant to Section 12 or subject to the requirements of Section 15(d) of the Securities Exchange Act of 1934, as amended, or in any company registered as an investment company under the Investment Company Act of 1940 (as specifically noted), as applicable.

Each of the below nominees' current term expires in 2023.



Greg Henslee

Affiliated Director and Executive Chairman of the Board
Age: 62
Director since: 2017
Board committees: None.

Experience

Mr. Henslee has served as a member of the Board since November 2017 and Executive Chairman of the Board since May 2021. Mr. Henslee served as Executive Vice Chairman of the Board from May 2018 until May 2021. Mr. Henslee served as Chief Executive Officer from February 2005 until May 2018. Mr. Henslee served O'Reilly as President from December 2012 to February 2017; Co-President from 1999 to 2012; Senior Vice President of Information Systems, Inventory Control, Customer Service, Computer Operations, Pricing and Loss Prevention from 1998 to 1999; Vice President of Store Operations from 1995 to 1998; and Director of Computer Operations and Loss Prevention from 1993 to 1995.

Qualifications and Skills

Mr. Henslee is being re-nominated as a Director because, among his other qualifications, he possesses over 40 years of experience in the automotive aftermarket industry, 38 years of experience and expertise in the Company's operations, strategic planning and leadership development, and has held leadership positions on various automotive aftermarket organizations and associations.



David O'Reilly

Affiliated Director and Executive Vice Chairman of the Board
Age: 73
Director since: 1972
Board committees: None.

Experience

Mr. O'Reilly has served as Executive Vice Chairman of the Board since May 2021. Mr. O'Reilly served as Executive Chairman of the Board from February 2005 until May 2021. Mr. O'Reilly served as Co-Chairman of the Board from August 1999 to February 2005;

Chief Executive Officer from March 1993 to February 2005; President of the Company from March 1993 to August 1999; and Vice President of the Company from 1975 to March 1993.

Qualifications and Skills

Mr. O'Reilly is being re-nominated as a Director because, among his other qualifications, he possesses over 45 years of experience and expertise in the Company's operations and strategic business development and has held leadership roles in numerous automotive aftermarket industry organizations and associations, as well as having served on several bank boards and charitable organization boards.



Larry O'Reilly

Affiliated Director and Vice Chairman of the Board
Age: 76
Director since: 1969
Board committees: None.

Experience

Mr. O'Reilly has served as Vice Chairman of the Board since February of 2005. Mr. O'Reilly served as Co-Chairman of the Board from August 1999 to February 2005; Chief Operating Officer from March 1993 to February 2003; President from March 1993 to August 1999; and Vice President from 1975 to March 1993. Mr. O'Reilly retired from active Company management in February of 2003. Mr. O'Reilly served as Chairman and Director of Mercy Hospital Springfield from 2000 to 2022; Board Member of the Missouri Sports Hall of Fame from 2003 to 2022; and Trustee of the Lance Armstrong Endowment Board from December 2005 to 2022.

Qualifications and Skills

Mr. O'Reilly is being re-nominated as a Director because, among his other qualifications, he possesses over 50 years of experience and expertise in the Company's operations, in the automotive aftermarket industry and strategic business development.



Jay D. Burchfield

Independent Director of the Board
Age: 77
Director since: 1997
Independent Lead Director since: 2018
Board committees: Audit Committee and Human Capital and Compensation Committee

Experience

Mr. Burchfield has served as a Director, Chairman of the Compensation Committee, and Member of the Audit, Executive and Nominating and Wealth Committees of Simmons First National Corporation since May 2015; Chairman of the Board and Director of Trust Company of the Ozarks from April 1998 until his retirement in October 2015; Senior Principal of SilverTree Companies, a real estate company, since January 2010. Mr. Burchfield's career has spanned more than 40 years in the banking and financial services industry.

Qualifications and Skills

Mr. Burchfield is being re-nominated as a Director because, among his other qualifications, he possesses experience and expertise in the banking industry, strategic business development, executive compensation and leadership development. Mr. Burchfield also has the benefit of his other board position, which provides additional experience in board oversight.

Current Public Directorships

- Simmons First National Corporation (SFNC), since May 2015



Thomas T. Hendrickson

Independent Director of the Board
Age: 68
Director since: 2010
Board committees: Audit Committee (Chair) and Corporate Governance/Nominating Committee

Experience

Mr. Hendrickson has served as a Director and Audit Committee Chairperson for Snap One Holdings Corp. since May 2022; Director and Audit Committee Chairperson for Ollie's Bargain Outlet Holdings, Inc. since 2015; Chief Administrative Officer, Chief Financial Officer and Treasurer for The Sports Authority, Inc., the parent of retailer "Sports Authority," from 2003 until his retirement in February of 2014; Executive Vice President and Chief Financial Officer, and Treasurer of Gart Sports Company, from 1998 until its merger with Sports Authority in 2003; and Vice President of Finance, Senior Vice President, and Executive Vice President and Chief Financial Officer of Sportmart, Inc., from 1993 to 1997. Mr. Hendrickson is a Certified Public Accountant and has over 32 years of retail business experience.

Qualifications and Skills

Mr. Hendrickson is being re-nominated as a Director because, among his other qualifications, he possesses experience and expertise in the retail industry and the areas of risk assessment, accounting and finance, including experience as a chief financial officer. Mr. Hendrickson also has the benefit of his other board positions, which provide additional experience in board oversight.

Current Public Directorships

- Ollie's Bargain Outlet Holdings, Inc. (OLLI), since 2015
- Snap One Holdings Corp. (SNPO), since 2022



John R. Murphy

Independent Director of the Board
Age: 72
Director since: 2003
Board committees: Audit Committee and Human Capital and Compensation Committee (Chair)

Experience

Mr. Murphy joined the board of Cadrenal Therapeutics, Inc. in January of 2023, as a Director and Audit Committee Chairman. Mr. Murphy served as a Director, Audit Committee Chairman, and Member of the Nominating and Governance Committee of Apria, Inc. from 2019 until April of 2022, when the company was sold. Mr. Murphy also serves as a Director and the Audit Committee Chairman of Summit Materials, Inc. ("Summit") since 2012; he also has served as a member of the Governance and Nominating Committee until 2022. In 2013, Mr. Murphy served as Summit's Interim Chief Financial Officer. In addition, Mr. Murphy served as a Director and the Audit Committee Chairman of Alight Solutions from 2019 until 2021. In 2012, Mr. Murphy was named a Director and Audit Committee Chairman of DJO Global, Inc.; he served in that capacity until 2019. In 2011, Mr. Murphy served as a Director, Audit Committee and Special Committee member of Graham Packaging, Inc. until September of that year when the company was sold. Mr. Murphy served as Senior Vice President and Chief Financial Officer of Smurfit-Stone Container Corporation ("Smurfit-Stone") from 2009 to 2010, where he led the financial restructuring of Smurfit-Stone during its Chapter 11 reorganization. Mr. Murphy was President and Chief Executive Officer of Accuride Corporation, Inc. ("Accuride") and a member of its board of directors until October 2008. Mr. Murphy served as Accuride's President and Chief Operating Officer from January 2007 to October 2007; he served as President and Chief Financial Officer from February 2006 to December 2006 and as Executive Vice President and Chief Financial Officer from March 1998 to January 2006. Mr. Murphy is a Certified Public Accountant and holds a Masters of Business Administration.

Qualifications and Skills

Mr. Murphy is being re-nominated as a Director because, among his other qualifications, he possesses experience and expertise in the automotive aftermarket industry, in the accounting and finance areas, including experience as a chief financial officer, and he possesses experience in restructuring and mergers and acquisitions. Mr. Murphy also has the benefit of his other board positions, which provide additional experience in board oversight.

Current Public Directorships

- Summit Materials, Inc. (SUM), since 2012
- Cadrenal Therapeutics, Inc. (CVKD), since January of 2023

Prior Public Board Service

- Graham Packaging Company Inc. (GRM), 2011
- Apria, Inc. (APR), 2019 to 2022



Dana M. Perlman

Independent Director of the Board
Age: 42
Director since: 2017
Board committees: Audit Committee and Corporate Governance/Nominating Committee (Chair)

Experience

Ms. Perlman served as Chief Strategy Officer and Treasurer of PVH Corp. ("PVH") from 2021 to July 2022, where she was a key partner to the Chief Executive Officer and a member of Executive Leadership, responsible for leading PVH's global strategy, transformation and business development, including defining, activating and managing PVH's strategic vision and priorities to deliver key targets, spearheading mergers and acquisitions, integrations, strategic partnerships and value-enhancing projects across PVH. Ms. Perlman was also responsible for PVH's treasury and investor relations functions. Prior to her role as Chief Strategy Officer and Treasurer of PVH, Ms. Perlman served as Senior Vice President, Treasurer, Business Development and Investor Relations of PVH since 2011. Prior to joining PVH, Ms. Perlman served as Director of Retail Investment Banking at Barclays Capital. Prior to her role at Barclays Capital, Ms. Perlman held positions with Lehman Brothers and Credit Suisse First Boston. Ms. Perlman has a Bachelor of Business Administration from the University of Michigan Ross School of Business. Ms. Perlman also sits on the Board of Sigma Lithium Corporation and is the Chair of the Finance Committee and serves as a member of the Audit Committee and ESG Committee.

Qualifications and Skills

Ms. Perlman is being re-nominated as a director because, among her other qualifications, she possesses over 20 years of experience and expertise in the global retail industry and the areas of strategy, finance, investment banking, business development, acquisitions, risk management, corporate and employer branding, investor communications and environmental, sustainability and governance communication. Ms. Perlman also has the benefit of her other board position, which provides additional experience in board oversight.

Current Public Directorships

- Sigma Lithium Corporation (SGML), since 2022



Maria A. Sastre

Independent Director of the Board
Age: 67
Director since: 2020
Board committees: Audit Committee and Corporate Governance/Nominating Committee

Experience

Ms. Sastre served as President and Chief Operating Officer of Signature Flight Support Corporation ("Signature"), the world's largest network of fixed-based operations and support services for business, government and private aviation, from 2013 until her retirement in 2018. Ms. Sastre joined Signature in 2010 as its Chief Operating Officer. Prior to joining Signature, Ms. Sastre was President and Chief Executive Officer of Take Stock in Children, Inc. from 2009 to 2010, a senior executive with Royal Caribbean Cruises LTD from 2000 to 2008, where she held the positions of Vice President, International, Asia, Latin America & Caribbean and Vice President of Hotel Operations, and, prior to 2000, she held numerous domestic and international executive and leadership positions with United Airlines, Inc., Continental Airlines, Inc. and Eastern Airlines, Inc. Ms. Sastre currently serves on several private and non-profit boards, including

Guidewell Mutual Holding Corporation (Florida Blue) since 2016, where she serves as Chair of the Talent & Compensation Committee, and Miramar Services Corporation since 2019. Ms. Sastre serves as the Chair of the Nomination & Governance Committee of General Mills, Inc. and also previously served on the Board of Publix Supermarkets and as Chair of the Finance Committee of Darden Restaurants, Inc.

Qualifications and Skills

Ms. Sastre is being re-nominated as a director because, among her other qualifications, she possesses experience in global operations, marketing, retail, mergers and acquisitions, government/public policy and e-commerce and over 20 years of public company board experience, including audit, finance, corporate governance and compensation committees.

Current Public Directorships

- General Mills, Inc. (GIS), since 2018

Prior Public Board Service

- Darden Restaurants, Inc. (DRI), 1998 to 2014
- Laidlaw International, Inc. (LI), 2003 to 2007



Andrea M. Weiss

<u>*Independent*</u> *Director of the Board*
Age: 68
Director since: 2019
Board committees: Audit Committee and Human Capital and Compensation Committee

Experience

Ms. Weiss is the founder of and serves as President and Chief Executive Officer of Retail Consulting, Inc. since 2002. Ms. Weiss is also the founder of The O Alliance, LLC, a global consulting practice focused on retail, e-commerce and consumer companies. Prior to founding Retail Consulting, Inc., Ms. Weiss was President of dELiA*s, Inc., President of Guess?, Inc., Executive Vice President, Chief Stores Officer of L Brands, Inc., Senior Vice President of Ann Inc., and Director of Merchandising of The Walt Disney Company. Ms. Weiss is also a board member for Cracker Barrel Old Country Store, Inc. since 2003, RPT Realty since 2018 and Bed Bath & Beyond Inc. since 2019. Ms. Weiss currently serves on several private advisory boards. Ms. Weiss served on the board of directors of GSI Commerce from 2006 to 2011, Chico's FAS, Inc. from 2009 to 2018, The Pepboys - Manny, Moe & Jack from 2013 to 2016 and Nutrisystem, Inc. from 2013 to 2019. Ms. Weiss holds a Masters of Administrative Science from The Johns Hopkins University and a Bachelor of Fine Arts from Virginia Commonwealth University. Ms. Weiss also completed post-graduate studies at Harvard Business School and The Kellogg School at Northwestern University.

Qualifications and Skills

Ms. Weiss is being re-nominated as a director because, among her other qualifications, she possesses over 30 years of experience in the retail industry and the areas of marketing, consumer branding, proprietary brand development, consumer behavior, global retail and e-commerce operations and board governance. Ms. Weiss also has the benefit of her other board positions, which provide additional experience in board oversight.

Current Public Directorships

- Cracker Barrel Old Country Store, Inc. (CBRL), since 2003
- RPT Realty (RPT), since 2018
- Bed Bath & Beyond Inc. (BBBY), since 2019

Prior Public Board Service

- GSI Commerce (GSIT), 2006 to 2011
- Chico's FAS, Inc. (CHS), 2009 to 2018
- The Pep Boys - Manny, Moe & Jack (PBY), 2013 to 2016
- Nutrisystem, Inc. (NTRI), 2013 to 2019



Fred Whitfield

<u>Independent</u> *Director of the Board*
Age: 64
Director since: 2021
Board committees: Audit Committee and Corporate Governance/Nominating Committee

Experience

Mr. Whitfield has served as President, Vice Chairman, Alternate Governor and Minority Owner of Hornets Sports & Entertainment ("HSE") since 2018. Mr. Whitfield joined HSE in 2006 as its President, Chief Operating Officer and Alternate Governor, and during his tenure with HSE, he has overseen all areas of business operations and strategy for the Charlotte Hornets and Spectrum Center, including sales, marketing, public relations, legal, finance and human resources. Along with serving as an Alternate Governor on the National Basketball Association Board of Governors, Mr. Whitfield also currently serves as a member of the National Basketball Association Global Diversity and Inclusion Council. Prior to joining HSE, Mr. Whitfield was Director of Business/Legal Affairs of Jordan Brand (a division of NIKE, Inc.); Director of Player Personnel and Assistant Legal Counsel of the Washington Wizards; numerous positions with NIKE, Inc., the last being Director of Player Development, Basketball Sports Marketing; and Senior Partner of Whitfield & Blackmon, Attorneys at Law, LLP. Additionally, Mr. Whitfield is the founder of HoopTee Charities, Inc., which supports a number of non-profit organizations and initiatives. Mr. Whitfield holds a Juris Doctorate from North Carolina Central University, as well as a Bachelor of Business Administration in economics and a Masters of Business Administration in marketing, both from Campbell University.

Qualifications and Skills

Mr. Whitfield is being re-nominated as a director because, among his other qualifications, he possesses experience and expertise in areas of the law and legal compliance, brand management and strategies, business development, and diversity and inclusion.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE ELECTED NOMINEES.

INFORMATION CONCERNING THE BOARD OF DIRECTORS

Director Independence

Rules of the Nasdaq Stock Market ("Nasdaq") require that a majority of the Board be "independent." Under the Nasdaq rules, a director or director nominee is independent if he or she is not an officer or employee of the Company and does not have any relationship with the Company which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Board has reviewed the independence of its Directors and director nominee under the Nasdaq rules. During this review, the Board considered transactions and relationships between each Director or any member of his or her family and the Company during 2022. Please see discussions in "**Affiliated Relationships**" and "**Certain Relationships and Related Transactions**" sections for further descriptions, by specific category and type, of the transactions and relationships reviewed. Consistent with these considerations, the Board has determined that Messrs. Burchfield, Hendrickson, Murphy and Whitfield, and Mss. Perlman, Sastre and Weiss ("independent Directors") are independent under the Nasdaq rules.

Affiliated Relationships

Greg Henslee, Director of the Board, served as the Company's Chief Executive Officer from 2005 through 2018. Greg Henslee also serves as Executive Chairman of the Board of the Company. David O'Reilly and Larry O'Reilly, Directors of the Board, are siblings. David O'Reilly also serves as Executive Vice Chairman of the Board of the Company.

Leadership Structure

The Company's leadership structure, within its Board, consists of a Chairman of the Board, two Vice Chairmen of the Board, an Independent Lead Director, an Audit Committee, a Corporate Governance/Nominating Committee and a Human Capital and Compensation Committee. The Independent Lead Director also serves on the Audit Committee and the Human Capital and Compensation Committee. All Committee members satisfy the independence requirements under the Nasdaq rules. The Company's Bylaws permit the positions of Chairman of the Board and Chief Executive Officer to be held by the same person; however, the Board believes these roles and their attendant responsibilities should be separate and fulfilled by two separate individuals. The Company believes having separate roles allows its Board to effectively provide guidance to and oversight of its management. As a result, Greg Henslee serves in the role of Chairman of the Board and Gregory D. Johnson serves in the role of Chief Executive Officer.

Independent Lead Director

From time to time, in the interest of sound corporate governance, the Board may appoint an Independent Lead Director. The Board believes that the designation of an Independent Lead Director improves the functionality of the Board and its Committees and aids in the fiduciary obligations each Director has to the Company and its shareholders. In May of 2018, the Corporate Governance/Nominating Committee nominated, and the Board approved, Jay D. Burchfield to serve as Independent Lead Director. Mr. Burchfield has served as Independent Lead Director since that time.

The responsibilities of the Independent Lead Director include, but are not limited to, the following:

- Serves as a liaison among other Directors, with the Company's management, between Board committees and the Board;
- Presides at Board meetings in the absence of the Chairman of the Board, or at the request of the Chairman of the Board;
- Ensures Board leadership in the absence or incapacitation of the Chairman of the Board;
- Chairs executive sessions involving only the independent Directors, develops the agenda for executive sessions to ensure that independent Directors have adequate opportunities for these meetings to be held and adequate time to discuss issues and communicates with the Company's management, as appropriate, the results of the executive sessions;
- Consults with the Chairman of the Board as to the appropriate schedules and agendas of Board meetings to ensure there is sufficient time available for serious discussion of appropriate topics proposed by the independent Directors;
- Advises the Chairman of the Board on the conduct of Board meetings to facilitate teamwork and communication among independent and non-independent Directors;
- Together with the Chairman of the Board, collaborates with the Company's management to determine the information and materials provided to the Directors, so that the independent Directors have adequate resources, especially by way of full, timely and relevant information, to support their decision-making responsibilities;
- Is entitled to request materials from and receive notice of, and attend, all meetings of Board committees;
- Is available to advise committee chairs in fulfilling their designated roles and responsibilities to the Board;

- Collaborates with the Board to guide the Company's management on strategic issues and long-term planning;

- Consults with the Chairman of the Board on such matters as are pertinent to the Board and the Company;

- Works with the Corporate Governance/Nominating Committee Chair to analyze the annual Board self-assessment results;

- Collaborates with the Chairman of the Board and Corporate Governance/Nominating Committee on Board succession planning;

- Acts as the focal point on the Board concerning issues such as corporate governance and suggestions from independent Directors and monitors and coordinates with the Company's management on corporate governance issues and developments;

- Collaborates with the Human Capital and Compensation Committee to ensure a succession plan is in place for the Company's Chief Executive Officer;

- Is available for direct communication and consultation with shareholders, upon request through Board approved procedures; and

- Performs such other duties as the Board or Chairman of the Board may delegate, from time to time.

Meeting Attendance

During 2022, four regularly scheduled meetings of the Board were held. During the year, each current Director attended 100% of the total number of meetings of the Board during his or her term of service, with the exception of Mr. Whitfield who attended 50% of the total number of meetings of the Board. During 2022, each independent Director attended 100% of the total number of meetings held by all committees of the Board for which he or she served, with the exception of Mr. Whitfield who attended 64% and Ms. Sastre who attended 92% of the total number of meetings held by all committees of the Board for which he or she served.

Time is allotted at each Board meeting for an executive session involving only the independent Directors. The Company's independent Directors held four closed-session meetings during 2022, and each current independent Director attended all meetings during his or her term of service, with the exception of Mr. Whitfield who attended 50%.

The Company encourages, but does not require, the members of its Board to attend the Annual Meeting. Each director then serving on the Board attended the Company's 2022 Annual Meeting.

Committees of the Board

The Board has three standing committees, the Audit Committee, the Human Capital and Compensation Committee and the Corporate Governance/Nominating Committee. Each committee is governed by a written charter and is comprised solely of independent Directors in accordance with the Nasdaq Listing Qualifications. Charters for each committee are available on the Company's website at www.OReillyAuto.com and can be obtained free of charge by written request to the attention of the Secretary at the Company's address appearing on the first page of this proxy statement or by telephone at (417) 874-7161.

Because Greg Henslee, David O'Reilly and Larry O'Reilly do not qualify as independent Directors, they do not participate on any committees of the Board.

Audit Committee

Number of Members:	Seven
Members:	Thomas T. Hendrickson (Chair), Jay D. Burchfield, John R. Murphy, Dana M. Perlman, Maria A. Sastre, Andrea M. Weiss and Fred Whitfield
Number of Meetings during 2022:	Eight

Purpose and Functions:

The purpose of the Audit Committee is to

(i) review reports of the Company's financial results, audits and internal controls and communicate the results of those evaluations to management;

(ii) review the Company's financial policies and procedures and direct changes as appropriate;

(iii) direct and oversee the performance of the Company's internal audit function;

(iv) review of information security and cybersecurity risks;

(v) recommend the engagement of the Company's independent auditors;

(vi)   confer with the independent auditors regarding the adequacy of the Company's financial controls and fiscal policy in accordance with generally accepted auditing standards;

(vii)   oversee the development of the annual corporate risk assessment and review quarterly high-risk updates;

(viii)   review the independent auditor's procedures for ensuring its independence with respect to the services performed for the Company;

(ix)   review the Company's compliance program annually, including the whistleblower program's quarterly updates; and

(x)   review all related party transactions.

The Board has determined that each member of the Audit Committee is "independent" pursuant to the Nasdaq rules, as well as the independence requirements for audit committee members under Rule 10A-3 promulgated under the Exchange Act. In addition, the Board has determined that Mr. Hendrickson, Chair of the Audit Committee, is qualified as an audit committee financial expert, as that term is defined in the rules of the SEC. The Company's Audit Committee Charter may be viewed on its website at www.OReillyAuto.com.

Human Capital and Compensation Committee

Number of Members:	Three
Members:	John R. Murphy (Chair), Jay D. Burchfield and Andrea M. Weiss
Number of Meetings during 2022:	Four

Purpose and Functions:

The purpose of the Human Capital and Compensation Committee is to

(i)   act on behalf of the Board with respect to the establishment and administration of the policies governing the annual compensation of the Company's executive officers;

(ii)   define and articulate the Company's overall executive compensation philosophy and to administer and approve all elements of compensation for the Company's executive officers and senior management;

(iii)   review and approve the corporate goals and objectives relevant to the Chairman of the Board and CEO's compensation;

(iv)   evaluate the Chairman of the Board and CEO's performance based on those goals and objectives;

(v)   work with, and receive recommendations from, the Company's Human Resources Department regarding the Company's executive officers' total compensation;

(vi)   oversee the awards and related actions under the Company's various equity plans; and

(vii)   provide oversight and guidance on all human capital management development efforts, including succession planning, recruiting and retention, and diversity and inclusion.

Because the Company's executive leadership is of critical importance to the Company's success, the succession planning process is led by the Human Capital and Compensation Committee. This committee reviews the Company's succession planning practices and procedures and makes recommendations to the Board concerning succession developments, while ensuring the appropriate succession plans are in place for key executive positions.

The Committee has the authority to retain consultants and advisors, as it may deem appropriate in its discretion. The Committee has, from time to time, historically utilized third party compensation survey data and/or outside consultant advisors in order to achieve its goal of attracting and retaining executive officers who contribute to the long-term success of the Company. During 2022, the Company engaged Meridian Compensation Partners, LLC, an outside consultant advisor, for compensation advisory services. The Company's Human Capital and Compensation Committee Charter may be viewed on its website at www.OReillyAuto.com.

Corporate Governance/Nominating Committee

Number of Members:	Four
Members:	Dana M. Perlman (Chair), Thomas T. Hendrickson, Maria A. Sastre and Fred Whitfield
Number of Meetings during 2022:	Four

Purpose and Functions:

The purpose of the Corporate Governance/Nominating Committee is to

(i) establish criteria for the selection of Directors, identify any additional skills sets or attributes necessary to fill gaps on the current Board and to recommend to the Board the nominees for Director in connection with the Company's Annual Meeting of the shareholders;

(ii) consider changes in principal employment of Directors and new directorships by Directors to ensure there are no conflicts of interest or loss of skill set;

(iii) take a leadership role in shaping the Company's corporate governance policies and to issue and implement the Corporate Governance Principles of the Company;

(iv) develop and coordinate annual evaluations of the Board, its committees and its members;

(v) advise the Board regarding long-term Board succession;

(vi) adhere to all legal standards required by the SEC and Nasdaq; and

(vii) review and assess the Company's environmental, sustainability, social and governance policies, goals and programs, and make recommendations to management based on their review and assessment.

The Corporate Governance/Nominating Committee conducts an annual Board evaluation process to determine the effectiveness of the Board and as a tool to aid in continuous improvement. The Chair of the Corporate Governance/Nominating Committee, in partnership with the Company's outside counsel, provides questionnaires to the Board, which are completed and returned directly to the Company's outside counsel who compiles the responses and reports the results on an anonymous basis to the Corporate Governance/Nominating Committee Chair for evaluation and discussion with the Board's Independent Lead Director and the Chairman of the Board. Topics in the questionnaire include:

- Board effectiveness and leadership structure;
- Board member skills and performance;
- Board composition, including diversity;
- Board succession planning;
- Board committee effectiveness; and
- Board interaction and communication with Company management.

In recent years, the Board's self-evaluation process has contributed to improve Board diversity, changes in Board committee membership and committee Chairs, increased focus on Board succession planning and Board refreshment and an increased focus and reporting on the Company's environmental, sustainability, social and governance policies and programs, including enhanced shareholder outreach.

The Company's Corporate Governance Principles may be viewed along with the Corporate Governance/Nominating Committee Charter on its website at www.OReillyAuto.com.

The Corporate Governance/Nominating Committee does not have a written policy on the consideration of Director Candidates recommended by shareholders. It is the view of the Board that all candidates, whether recommended by a shareholder or the Corporate Governance/Nominating Committee, shall be evaluated based on the same established criteria for persons to be nominated for election to the Board and its committees. The established criteria for persons to be nominated for election to the Board and its committees, taking into account the composition of the Board as a whole, at a minimum, includes

- a candidate's qualification as "independent" under the federal securities laws and the rules and regulations of the SEC and Nasdaq applicable to the Board and each of its committees;
- depth, breadth and diversity of experience within the Company's industry and otherwise;
- commitments outside of the Board and the ability to devote adequate time to Board and committee matters;
- special areas of expertise;
- accounting and financial knowledge;
- willingness to apply sound and independent business judgment;
- leadership ability;
- experience in developing and assessing business strategies;
- corporate governance expertise;

- risk management skills; and
- for incumbent members of the Board, the past performance of the incumbent director.

The Corporate Governance/Nominating Committee is actively engaged with and regularly evaluates and considers director succession for the members of its Board, lead director, and committees and committee chairs to ensure a mix of knowledge and abilities, expertise and tenure that promote and support the Company's long-term success, while giving consideration to evolving skills, perspective and experience needed on the Board to perform its corporate governance role. In addition, when the Corporate Governance/Nominating Committee seeks a new candidate for directorship, it seeks qualifications from the individual that satisfy the established criteria for a person to be nominated and a candidate that will complement the attributes and perspective of the other members of the Board. As the Company's strategic priorities and the composition of the Board evolve, the priorities and emphasis of qualifications the Corporate Governance/Nominating Committee is seeking in a candidate change, adapting to the Company's strategic priorities. Individuals identified by the Corporate Governance/Nominating Committee as qualified to become directors are then recommended to the Board for nomination, and the Board determines the nominees for election after considering the recommendation and report of the Corporate Governance/Nomination Committee.

Finding qualified candidates interested in serving as director is of the highest level of importance to the Corporate Governance/Nominating Committee. As such, the Corporate Governance/Nominating Committee may use any and all appropriate methods at its disposal for identifying candidates for election. The Corporate Governance/Nominating Committee's methods for identifying candidates for election to the Company's Board include the solicitation of possible candidates from a number of sources, including engaging with outside search firms, from members of its Board, its executives and other research. Shareholders wishing to recommend a candidate for nomination as a director are requested to send the recommendation in writing to O'Reilly Automotive, Inc. Corporate Governance/Nomination Committee, attention to Julie Gray, at 233 South Patterson Avenue, Springfield, Missouri 65802. The Board believes it is best qualified to evaluate candidates based on its knowledge of the Company's business structure, and the Corporate Governance/Nominating Committee may retain one or more third-party search firms to identify suitable candidates.

The Corporate Governance/Nominating Committee's ongoing efforts to ensure the appropriate breadth and depth of experience on the Board has resulted in the addition of four new independent directors in the past five years, as well as a rotation in the Independent Lead Director role over that same period. The Corporate Governance/Nominating Committee remains intensely focused on Board director succession, including an emphasis on Independent Lead Director and board Committee chair succession and/or rotation.

Shareholder Nominations

A shareholder who desires to nominate one or more persons for election as director(s) shall deliver "timely notice" (as defined in Section 12, Article II of the Company's Bylaws) of the shareholder's intent to make such nomination or nominations, either by personal delivery or by United States mail, postage prepaid, to the Secretary of the Company at the Company's address appearing on the first page of this proxy statement. In accordance with Section 13, Article II of the Bylaws, such notice shall set forth

(i) the name and address of record of the shareholder who intends to make the nomination;

(ii) the class and number of shares of the capital stock that are beneficially owned by the shareholder on the date of such notice;

(iii) the name, age, business and residential addresses, and principal occupation or employment of each proposed nominee;

(iv) a description of all arrangements or understandings between the shareholder and each nominee, and other arrangements or understandings known to the shareholder, pursuant to which the nomination or nominations are to be made by the shareholder; any other information regarding each proposed nominee that would be required to be included in a proxy statement filed with the SEC; and

(v) the written consent of each proposed nominee being so named to serve as a Director of the Company.

The presiding officer of a meeting may, if the facts warrant, determine at the meeting that a nomination was not made in accordance with the foregoing procedure, and if he or she should make that determination, he or she shall so declare at the Annual Meeting, and the defective nomination shall be disregarded.

Risk Oversight

It is management's responsibility to assess and manage the Company's exposure to various risks and bring the Company's most material risks to the Board's attention. The Board has oversight responsibility for the processes established to report and monitor systems for material risks applicable to the Company. In its oversight role, the Board annually reviews the Company's strategic plan, which addresses, among other things, the risks and opportunities facing the Company.

A quarterly risk overview is provided to the Board by the Company's General Counsel and the Company's Senior Vice President of Information Technology, which details the Company's current and potential risk exposure to litigation, self-insurance, information security and cybersecurity. In addition, quarterly operational updates and risk assessments are provided by Senior Vice Presidents of selected operational areas, including store operations, distribution operations, finance and real estate.

The Board has delegated certain risk management oversight responsibility to the Board committees, as detailed below. Each committee regularly reports to the full Board.

Audit Committee Risk Oversight

The Audit Committee provides risk management oversight for areas including economic, financial (such as accounting, credit, liquidity and tax), legal, compliance and regulatory risks. As part of its responsibilities as set forth in its charter, the Audit Committee is responsible for discussing with management the Company's major financial risk exposures and the steps management has taken to monitor and control those exposures, including the Company's risk assessment and risk management policies. Specific risk assessment areas include reviews of the Company's Annual Corporate Risk Assessment, which uses the ISO 31000 framework, quarterly high risk scenario updates, quarterly information security and cybersecurity risk updates and a Management Status Report (which identifies the material strategic and operational Company business risks and the controls that respond to and mitigate those risks), the Company's Code of Conduct and Ethics program compliance, related party transactions, insider trading policy compliance, the Company's TIPS Hotline activity, the appropriate interpretation and application of new accounting standards, the internal auditor's comprehensive audit plan and the external auditor's independence and audit effectiveness. The Audit Committee reviews, with management, the Company's financial performance and financing arrangements and meets with the Company's internal and external auditors to review the Company's compliance with all applicable financial reporting and Sarbanes-Oxley requirements. The Audit Committee also reviews, with management, the status of the Company's information security and cybersecurity programs and initiatives, business continuity planning and PCI compliance.

Human Capital and Compensation Committee Risk Oversight

The Human Capital and Compensation Committee provides risk management oversight for areas including compensation, retention, human capital management and diversity and inclusion risks. Specific risk assessment areas include reviews of executive officer succession planning, senior management development plans and approval of hiring, promotions and total compensation for the Company's executives and senior management, including base salary, incentive compensation, benefits and perquisites to ensure they are market competitive and consistent with the Company's compensation philosophy and ensures that these compensation plans and arrangements do not create inappropriate risks. In addition, the Human Capital and Compensation Committee assesses risks for non-executive human capital management, including diversity and inclusion and recruiting and retention.

Corporate Governance/Nominating Committee Risk Oversight

The Corporate Governance/Nominating Committee provides risk management oversight for areas including director succession planning and skills assessment, operations, business, long-term strategy, competitive and reputation risks. Specific risk assessment areas include reviews of the Company's corporate governance guidelines and their implementation, the Company's Code of Conduct and Ethics program compliance, the Board committee charters, the Company's Corporate Governance Principles, updates on shareholder activism and the Company's environmental, social and governance policies and disclosures.

Under the oversight and direction of the Corporate Governance/Nominating Committee, the Company issues its annual Sustainability, Social, & Governance Report, which illustrates the Company's approach to human capital management, workforce diversity and inclusion, labor practices, environmental consciousness and governance initiatives. The Report is available on the Company's website at www.OReillyAuto.com.

Board Diversity

In selecting a Director nominee, the Corporate Governance/Nominating Committee focuses on a diverse skill set, viewpoints, experience and background that would complement the existing Board. While the Board does not have a formal policy on Board diversity as it relates to the selection of nominees for the Board, the Corporate Governance/Nominating Committee does consider diversity in knowledge, experience, employment, ethnicity, gender and geography among other factors. Decisions by the Board regarding nomination of Directors are made based on expected contributions to the Board in furtherance of the interests of shareholders.

Board Diversity Matrix (as of December 31, 2022)				
Total number of Directors	10			
	Female	**Male**	**Non-Binary**	**Did Not Disclose Gender**
Part I: Gender Identity				
Directors	3	7	—	—
Part II: Demographic Background				
African American or Black	—	1	—	—
Alaskan Native or Native American	—	—	—	—
Asian	—	—	—	—
Hispanic or Latinx	1	—	—	—
Native Hawaiian or Pacific Islander	—	—	—	—
White	2	6	—	—
Two or more races or ethnicities	—	—	—	—
LGBTQ+	—			
Did not disclose demographic background	—			

Board Diversity Matrix (as of December 31, 2021)				
Total number of Directors	10			
	Female	**Male**	**Non-Binary**	**Did Not Disclose Gender**
Part I: Gender Identity				
Directors	3	7	—	—
Part II: Demographic Background				
African American or Black	—	1	—	—
Alaskan Native or Native American	—	—	—	—
Asian	—	—	—	—
Hispanic or Latinx	1	—	—	—
Native Hawaiian or Pacific Islander	—	—	—	—
White	2	6	—	—
Two or more races or ethnicities	—	—	—	—
LGBTQ+	—			
Did not disclose demographic background	—			

Director Skills and Composition Matrix

The Corporate Governance/Nominating Committee reviewed the core competencies that it believes should be represented on our Board and believes that the qualifications and skills set below reflect the appropriate mix of experiences that, taken together, provide the variety and depth of knowledge necessary for effective oversight, direction and vision for the Company. The following table highlights specific information concerning each Director nominee and the key experience or expertise, qualifications and skills they bring to our Board; their diversity, age, independence and tenure are included as well. A particular Director may possess additional experience, qualifications, attributes or skills, even if not expressly indicated.

Director Skills and Composition Matrix December 31, 2022										
Board of Directors										
Knowledge & Skills	Greg Henslee	David O'Reilly	Larry O'Reilly	Jay D. Burchfield	Thomas T. Hendrickson	John R. Murphy	Dana M. Perlman	Maria A. Sastre	Andrea M. Weiss	Fred Whitfield
Leadership:										
Public Company Board of Director Experience				*	*	*	*	*	*	
C-Suite Experience	*	*	*	*	*	*	*	*	*	*
Financial/Accounting Expertise					*	*	*			
Operational:										
Retail Industry Expertise	*	*	*	*	*		*	*	*	*
Automotive Aftermarket Industry Expertise	*	*	*							
Human Capital Management/ Compensation Expertise	*	*		*		*		*		*
International Expertise						*	*	*	*	
Strategic Planning/Capital Allocation Expertise	*	*	*	*	*	*	*	*	*	*
Omnichannel Expertise							*		*	*
Technology/Cybersecurity Expertise					*	*			*	
Distribution/Supply Chain Expertise	*	*	*		*					
Real Estate Expertise	*	*	*	*	*		*	*	*	
Governance:										
Risk Assessment/Management Expertise	*	*	*	*	*	*	*	*	*	*
Government/Regulatory/Public Policy Expertise				*				*		*
Business Ethics/Corporate Sustainability and Social Responsibility Expertise				*	*	*	*	*	*	*
Demographic Background										
Gender (Male/Female/Non-Binary)	M	M	M	M	M	M	F	F	F	M
Age (at May 18, 2023)	62	73	76	77	68	72	42	67	68	64
Diversity (race/ethnicity)	White	White	White	White	White	White	White	Hispanic	White	African American
Independence				*	*	*	*	*	*	*
Board tenure (at May 18, 2023)	5	51	54	26	13	20	5	3	4	1

Compensation of Directors

Independent Directors

Independent Directors are paid an annual retainer for service to the Board. The Independent Lead Director is paid an additional annual fee for service on the Board. Each Committee Chair is paid an additional annual fee for service as chair of each respective Committee.

To assist the Company in recruiting and retaining qualified Directors, the Company also awards each independent Director an annual restricted share award that vests in one installment after a one-year period. Upon resignation from the Board for any reason other than retirement, death or disability, all outstanding, unvested equity awards are immediately forfeited. The Board makes an annual determination of the number of restricted shares to be awarded to each independent Director.

The following table summarizes the compensation paid to the independent Directors, including stock awards, for the year ended December 31, 2022:

Annual retainer	$110,000
Annual Independent Lead Director fee	$ 35,000
Committee Chair fees	$ 25,000 Audit Committee
	$ 21,500 Human Capital and Compensation Committee
	$ 17,000 Corporate Governance/Nominating Committee
Restricted stock	In May of 2022, each independent Director was awarded a number of restricted shares valued at approximately $157,000. These restricted shares vest in one installment after a one-year period. In May of 2022, each independent Director received 248 restricted shares awarded at a price of $635.62 per share.
Non-qualified stock options	No stock option awards were granted during 2022.

Independent Director retainers and fees in the aggregate amount of $849,125 were paid during 2022 and independent Director restricted stock awards with an aggregate fair value of $1,103,438 were granted in 2022.

Affiliated Directors

The Affiliated Director compensation plan provides for an annual cash retainer of $273,000 for service to the Board, this includes Larry O'Reilly. Affiliated Directors are not paid any other fee amounts and are not granted equity awards in their capacity as directors.

Greg Henslee and David O'Reilly do not receive any additional compensation for services they provide as Directors and are compensated solely for the services they provide as executive officers.

The following table summarizes the compensation paid to all Directors for the year ended December 31, 2022, other than Greg Henslee and David O'Reilly whose compensation is fully reflected in the "**Summary Compensation Table**" portion of this proxy statement:

DIRECTOR COMPENSATION

Name	Retainer and Fees Earned or Paid In Cash ($)	Stock Awards [a] ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Larry O'Reilly	268,500	—	—	—	—	—	268,500
Jay D. Burchfield	141,000	157,634	—	—	—	—	298,634
Thomas T. Hendrickson	131,000	157,634	—	—	—	—	288,634
John R. Murphy	127,750	157,634	—	—	—	—	285,384
Dana M. Perlman	123,875	157,634	—	—	—	—	281,509
Maria A. Sastre	108,500	157,634	—	—	—	—	266,134
Andrea M. Weiss	108,500	157,634	—	—	—	—	266,134
Fred Whitfield	108,500	157,634	—	—	—	—	266,134

[a] Stock awards granted to Directors represent restricted shares, which vest in one installment after a one-year period. The dollar value of stock awards represents the grant-date fair value of the awards based on the closing market price of the Company's common stock on the date of the award. Please see Note 12 "Share-Based Compensation and Benefit Plans" to the Company's Consolidated Financial Statements included on its Annual Report on Form 10-K for the fiscal year ended December 31, 2022, for further discussion of the assumptions used in calculating share-based compensation expenses in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("ASC 718"). The table below summarizes the Directors' outstanding restricted share awards as of December 31, 2022:

Name	Stock Awards	
	Number of Shares or Units of Stock That Have Not Vested [i] (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Jay D. Burchfield	248	209,319
Thomas T. Hendrickson	248	209,319
John R. Murphy	248	209,319
Dana M. Perlman	248	209,319
Maria A. Sastre	248	209,319
Andrea M. Weiss	248	209,319
Fred Whitfield	248	209,319

[i] Represents restricted shares granted on May 13, 2022. The restricted shares granted on May 13, 2022, vest in one installment of 248 shares on May 18, 2023.

In addition, all Directors are reimbursed for appropriate travel and other out-of-pocket expenses incurred in connection with attendance at Board meetings.

Human Capital and Compensation Committee Interlocks and Insider Participation

No member of the Human Capital and Compensation Committee is now, nor has ever been, an officer or an employee of the Company or any of its subsidiaries. None of the Company's executive officers served as a director or as a member of a compensation committee (or other committee serving an equivalent function) of any other entity whose executive officers served as a director of the Company or a member of the Human Capital and Compensation Committee during 2022.

COMPENSATION OF EXECUTIVE OFFICERS

Compensation Discussion and Analysis

This section describes the compensation packages of the Company's principal executive officer, principal financial officer, and three other most highly compensated officers, as well as the Executive Chairman of the Board and Executive Vice Chairman of the Board, who were employed by the Company on December 31, 2022 (such individuals are referred to as the "Named Executive Officers" or "NEOs" in this proxy statement). The NEOs and their positions are identified below:

- **Greg Henslee** – Executive Chairman of the Board

- **David O'Reilly** – Executive Vice Chairman of the Board

- **Gregory D. Johnson** – President and Chief Executive Officer (Effective January 9, 2023, Mr. Johnson's title changed to Chief Executive Officer.)

- **Brad Beckham** – Executive Vice President and Chief Operating Officer (Effective January 9, 2023, Mr. Beckham's title changed to Co-President.)

- **Jeremy Fletcher** – Executive Vice President and Chief Financial Officer (Mr. Fletcher was promoted to Executive Vice President and Chief Financial Officer on May 9, 2022.)

- **Brent Kirby** – Executive Vice President and Chief Supply Chain Officer (Effective January 9, 2023, Mr. Kirby's title changed to Co-President.)

- **Tom McFall** – Executive Vice President (Mr. McFall's title changed from Executive Vice President and Chief Financial Officer to Executive Vice President on May 9, 2022.)

Executive summary

The Human Capital and Compensation Committee of the Board is responsible for reviewing the performance of the Company's NEOs, Executive Vice Presidents and Senior Vice Presidents (collectively, its "executive officers"), recommending to the Board compensation packages and specific compensation levels for its executive officers and other management team members, establishing policies and guidelines for other benefit programs and administering the award of stock options and other stock-based incentives under the Company's incentive plans.

At the 2022 Annual Meeting, over 86% of the votes cast in the advisory vote on executive compensation, which were present and entitled to vote on the matter, were in favor of the compensation of the Company's NEOs as disclosed in the 2022 proxy statement. The Board believes that the outcome of this proposal evidences the commitment of the Human Capital and Compensation Committee to maintain open dialogue with the Company's shareholders regarding the Company's executive compensation program, and the Human Capital and Compensation Committee has and will continue to consider these voting results and shareholder sentiments generally as it formulates and implements an executive compensation program designed to align the long-term interests of the Company's executive officers with the interests of its shareholders.

The policies and procedures of the Human Capital and Compensation Committee are designed to assist the Board in its oversight of the implementation and effectiveness of its policies and strategies regarding the investment in the Company's most important asset: its employees (whom the Company refers to as "Team Members"). These strategies and policies include, but are not limited to:

- building an increasingly diverse and inclusive Team;

- recruiting and retaining qualified Team Members;

- supporting the career development and progression of Team Members;

- management succession, in conjunction with the Company's Corporate Governance/Nominating Committee; and

- other employment practices.

Compensation objectives and philosophy

The main objective of the Company's compensation philosophy is to provide its executive officers and management with a total compensation package that is competitive and equitable, and which encourages and rewards performance based in part upon the Company's performance in terms of increases in long-term shareholder value. The Company's compensation objectives include both long-term, share-based incentives and short-term, cash incentives. The Company believes that aligning the interests of its executives and management with those of its shareholders further promotes the success of not only the Company, but also its Team Members.

Risk assessment of compensation programs

The Human Capital and Compensation Committee has reviewed the potential effects of the various components of the Company's executive officers' compensation and benefits programs on individual and collective behavior and, ultimately, on the Company's risk profile and overall approach to risk management. The Human Capital and Compensation Committee focuses on the Company's short-term incentives, long-term incentives, and change in control benefits as having the greatest potential to create incentives for individual or collective risk taking. Following a thorough review of these and the other components of the Company's compensation and benefits programs, the Human Capital and Compensation Committee has determined that the programs do not create any incentives with respect to individual or collective behavior that are likely to have a material adverse effect upon either the Company's risk profile or overall approach to risk management.

Additionally, the Company's non-executive officer and management compensation policies and practices do not excessively incentivize inappropriate risk-taking by its Team Members, and therefore, it is not reasonably likely that the current compensation policies and practices would have a material adverse effect on the Company.

Overview of compensation programs

The key elements of the compensation packages for the Company's executive officers, including the NEOs, are base salary, annual cash incentive compensation and long-term, share-based incentives. In determining the composition of elements in each compensation package, the Human Capital and Compensation Committee aims to create a balanced set of rewards, utilizing market-driven influences and external compensation benchmarks. To ensure that the Company thrives in the competitive talent market, the Human Capital and Compensation Committee reviews industry resources, references and other benchmark reports to determine competitive market ranges and reasonable levels of compensation and, when appropriate, will utilize third party compensation survey data and/or outside consultant advisors to achieve this objective, which are used for context in reviewing the overall compensation levels and maintaining a reasonable and competitive compensation program.

In reviewing the compensation packages of each of the Company's executive officers and management, the Human Capital and Compensation Committee tallies the aggregate dollar value of each element of an individual's compensation, including salary, incentive compensation, unrealized share-based compensation gains, the dollar value of all perquisites and other personal benefits and the potential impact of several severance and change-in-control scenarios. For new appointments to senior executive management, the Company's management presents compensation recommendations to the Human Capital and Compensation Committee for consideration.

Competitive assessments

The Company's Human Resources Department, utilizing both publicly available and third-party compiled data, provides the Human Capital and Compensation Committee with industry benchmark information and compensation survey data from the companies in its peer group, including peer salary, bonus, incentive compensation, share-based compensation and other compensation. The group of peer companies is reviewed annually by the Human Capital and Compensation Committee to ensure that the comparisons are meaningful. The Human Capital and Compensation Committee evaluates retail peers that conduct business outside of the automotive aftermarket industry based on criteria such as revenue, operating margin, net income, market capitalization, team member count and one- and three-year total shareholder returns, as applicable. In addition to these key financial and operational metrics, the Human Capital and Compensation Committee also evaluates potential peers based on competition for team member recruitment and companies whose general customer demographics are similar to those of the Company.

The Human Capital and Compensation Committee considers the Company's relative performance compared with the established group of peer companies in the automotive aftermarket industry and other specialty retailers and considers broad-based survey data compiled by a third-party, Equilar, Inc., including total compensation for top management at companies with total revenues comparable to the total revenues of the Company. The Human Capital and Compensation Committee does not use this data or peer group data to set specific compensation benchmarks for a position or for any element of compensation but, rather, to evaluate the overall performance of the Company and the individual performance of management to set compensation at reasonable and competitive levels.

Based on its annual review using the previously described criteria, the Human Capital and Compensation Committee made no changes to the Company's 2022 peer group. The Company's 2022 peer group members are identified in the following table:

2022 Peer Group

Peer Name	Peer Ticker Symbol	Peer Name	Peer Ticker Symbol
Advance Auto Parts, Inc.	AAP	Dollar Tree, Inc.	DLTR
AutoNation, Inc.	AN	Foot Locker, Inc.	FL
AutoZone, Inc.	AZO	Genuine Parts Company	GPC
Bed Bath & Beyond Inc.	BBBY	LKQ Corporation	LKQ
Big Lots, Inc.	BIG	Lowe's Companies, Inc.	LOW
CarMax, Inc.	KMX	Ross Stores, Inc.	ROST
Darden Restaurants, Inc.	DRI	The Sherwin-Williams Company	SHW
Dick's Sporting Goods, Inc.	DKS	Tractor Supply Company	TSCO
Dollar General Corporation	DG	W.W. Grainger, Inc.	GWW

The range, mean and median revenue and market capitalization of the Company's 2022 peer group, as well as those metrics for O'Reilly, for the twelve months ended December 31, 2022, or of the most recently completed period end, are identified in the following table (in billions):

	Revenue	Market Capitalization
Peer Group:		
Range	$5.66 - $95.95	$0.29 - $119.86
Mean	$21.48	$27.57
Median	$15.90	$20.51
O'Reilly Automotive, Inc.	$14.41	$52.63

Base salary

The Company provides competitive annual base salaries to its executive officers and management in recognition of their job responsibilities and performance. In determining annual base salary, it is the Human Capital and Compensation Committee's goal to bring the salaries of the Company's executive officers and management in line with base compensation being paid by its peer group. The Human Capital and Compensation Committee specifically reviews compensation information from the publicly traded automotive aftermarket companies in its peer group and compensation surveys and data from the other specialty retailers in its peer group. The Human Capital and Compensation Committee believes that the Company's principal competitors for its executive officers are not necessarily the same companies that would be included in a peer group compiled for purposes of comparing shareholder returns. Consequently, the companies that are reviewed for such compensation purposes may not be the same as the companies comprising the indices included in the Annual Report of the Company for 2022 that accompanies this proxy statement. The Human Capital and Compensation Committee increased base salary levels in 2022 for the Company's NEOs to maintain compensation at competitive levels and to reflect Company performance and the individual performance of each of its NEOs.

Incentive compensation plan

The Company provides competitive annual incentive compensation as a percent of base salary based on achievement of certain objective performance goals established by the Human Capital and Compensation Committee each year in order to motivate attainment of short-term goals, link annual cash compensation to achievement of annual priorities and reward individual performance and contributions.

At the beginning of each year a comprehensive operating plan is developed, which contains estimates for the Company's projected performance for the year, by reviewing the Company's historical performance, trends in the automotive aftermarket and retail industry, the performance of industry peers and general economic conditions. The targets for the incentive compensation plans set by the Human Capital and Compensation Committee generally correspond to this operating plan. The comprehensive operating plan for the 2022 fiscal year was approved by the Board in February of 2022 and reflects the projected results for the 2022 fiscal year. The Company's actual performance in each of the target areas is compared to the individual targets predetermined by the Human Capital and Compensation Committee to determine the incentive amount, if any, earned by each executive officer. Upon achievement of such performance goals, executive officers receive incentive compensation based upon a percentage of their respective base salaries for the attainment of a defined performance goal.

The overall potential compensation varies depending upon the executive's position; however, under the Company's 2017 Incentive Award Plan, the maximum aggregate amount of cash compensation that may be paid to any one participant in any year is $10,000,000. For 2022, the Company's Chief Executive Officer, Mr. Johnson, had a target of 100% of his individual base salary, which was the same position level salary target applicable in 2021. For 2022, the Company's Chief Operating Officer, Mr. Beckham, Chief Financial Officer,

Mr. Fletcher, Chief Supply Chain Officer, Mr. Kirby, and Executive Vice President, Mr. McFall, had targets of 80% of their individual base salaries, which were, in each case, the same position level salary targets applicable in 2021, except for Mr. Fletcher, whose target was 50%. The Board sets performance target achievement levels for its executives that are challenging enough to require strong and consistent effort by the executives to be achieved and such that the Company's actual performance above projections would result in payouts above target levels and would likely also result in an increase in total shareholder value. Over the last five years, annual incentive payouts under the executive incentive compensation plan have exceeded target five times, ranging from 104% to 765% of target during this period of time, and over that same period, the value of the Company's stock, and associated total shareholder return, increased 352%.

The performance metrics, weighting, targets, actual results and achievement levels utilized by the Human Capital and Compensation Committee for calculating the incentive compensation payable to each of the NEOs for the year ended December 31, 2022, are identified in the table below:

Performance Metric	Weight (%)	Threshold	Target	Actual	Achievement (%)
Comparable store sales [a]	30	4.5 %	6.0 %	6.4 %	37.3
Operating income (in thousands)	30	$ 2,903,000	$ 2,993,000	$ 2,954,491	19.3
Return on invested capital [b]	20	57.32 %	61.75 %	71.44 %	52.8
Free cash flow (in thousands) [c]	20	$ 1,221,000	$ 1,488,000	$ 2,371,123	69.6
	100				179.0

[a] Calculated based on the change in sales for U.S. stores open at least one year and excludes sales of specialty machinery, sales to independent parts stores and sales to Team Members.

[b] Calculated as net income, excluding excess tax benefit from share-based compensation payments, plus interest expense, divided by the sum of average debt and average equity, less average cash.

[c] Calculated as net cash provided by operating activities, less capital expenditures, excess tax benefit from share-based compensation payments and investment in tax credit equity investments.

The following table summarizes the 2022 performance incentive compensation plan salary targets and the resulting payouts for each of the Company's NEOs who participated in the plan:

Named Executive Officer	Base Salary ($)	Target (%)	Target ($)	Achievement (%)	Incentive Achieved [a] ($)
Gregory D. Johnson President and Chief Executive Officer	1,425,000	100	1,425,000	179.0	2,550,499
Brad Beckham Executive Vice President and Chief Operating Officer	600,000	80	480,000	179.0	859,116
Jeremy Fletcher [b] Executive Vice President and Chief Financial Officer	550,000	80	440,000	179.0	787,523
Brent Kirby Executive Vice President and Chief Supply Chain Officer	600,000	80	480,000	179.0	859,116
Tom McFall [b] Executive Vice President	500,000	80	400,000	179.0	715,930

[a] Performance incentive compensation plan has a maximum payout of $10,000,000 per participant.

[b] Effective May 9, 2022, Jeremy Fletcher was promoted to Executive Vice President and Chief Financial Officer, and at that time, Tom McFall's title changed from Executive Vice President and Chief Financial Officer to Executive Vice President.

Greg Henslee and David O'Reilly, in consultation with the Human Capital and Compensation Committee, are excluded from participation in the annual cash incentive compensation plan pursuant to their responsibilities of providing strategic direction and guidance to the Company and their more limited role in the Company's day-to-day operational activities.

Long-term, stock-based incentives

The Company offers long-term incentives for executive officers and management in the form of stock option and restricted stock awards. Stock options and restricted stock may be awarded to the Company's NEOs, upper- and middle-managers and other key personnel.

The Company believes that its stock-based incentive programs are an important component of compensation to drive long-term corporate performance. The Human Capital and Compensation Committee has determined that the annual award of restricted stock or grant of stock options to the Company's executive officers is a key component of each executive officer's total compensation package based on their duties. The amounts of such restricted stock awards and/or stock option grants are determined by the Human Capital and Compensation Committee annually in conjunction with performance reviews and salary adjustments during the February Human Capital and Compensation Committee meeting. In determining how many restricted stock awards and/or stock options should be granted, the Human Capital and Compensation Committee considers the responsibilities and level of each of the executive officers, as well as the Company's financial performance and other factors as it deems appropriate, consistent with its compensation philosophy and policies. The restricted stock awards and stock options awarded by the Human Capital and Compensation Committee in 2022, as reflected in the "**Grants of Plan Based Awards**" table, include an annual award of restricted stock or grant of stock options, as the case may be, determined by the Human Capital and Compensation Committee in consideration of the factors described above.

In the past, the Human Capital and Compensation Committee has reviewed and considered using other equity-based incentives for the long-term compensation component. After a thorough analysis, including an analysis of the equity grant practices of our peer group companies, stock options and restricted stock awards were determined to be the most effective methods of aligning management interests with those of the Company's shareholders.

The Human Capital and Compensation Committee has also established specific stock option awards to be granted upon the achievement of certain defined advancements in position. These position grants occur on the date of promotion or appointment to such positions with an option price equal to the closing market value of the common stock underlying the option on such date. It is the Company's belief that these position-related grants significantly increase the retention, motivation and overall performance of its executives, management and other Team Members. In furtherance of this belief, the Company also has a Team Member stock purchase plan that enables Team Members to purchase O'Reilly common stock at a discount through payroll deductions, and Team Members are also able to invest in the Company's common stock through its 401(k) plan.

Other

The Company sponsors a 401(k) Profit Sharing and Savings Plan (the "401(k) Plan") that allows Team Members to make plan contributions on a pre-tax basis. The Company matches 100% of the first 2% of the Team Member's compensation, and 25% of the next 4% of the Team Member's compensation.

Although executives are eligible to participate in the 401(k) Plan, the application of the annual limitations on contributions under Section 401(a)(17) of the Internal Revenue Code of 1986, as amended (the "Code") prevents highly compensated employees, as defined by the Code, from participating at the same levels as non-highly compensated employees. The Company has established the O'Reilly Automotive Deferred Compensation Plan (the "Deferred Compensation Plan"), which is intended to restore contributions lost because of the application of the annual limitations under the Code that are applicable to the 401(k) Plan. The Deferred Compensation Plan provides executives whose participation in the 401(k) Plan is limited with the opportunity to defer the full 6% of covered compensation, including salary and incentive-based compensation, by making contributions to the Deferred Compensation Plan that are then matched by the Company as if they had been made under the 401(k) Plan. This benefit, which assists executives in accumulating funds for retirement, is consistent with observed competitive practices of similarly situated companies.

Section 162(m) ("Section 162(m)") of the Code generally disallows a tax deduction to publicly held companies for compensation paid to certain executive officers, to the extent that compensation exceeds $1 million per officer in any year. The Human Capital and Compensation Committee believes that in establishing the cash and equity incentive compensation programs for the Company's executive officers, the potential deductibility of the compensation payable under those programs should be only one of a number of relevant factors taken into consideration, and not the sole governing factor. Accordingly, the Human Capital and Compensation Committee may provide one or more executive officers with the opportunity to earn compensation, whether through base salary, cash incentive-based compensation programs tied to the Company's financial performance or share-based awards in the form of restricted stock or stock options, which may be in excess of the amount deductible by reason of Section 162(m) or other provisions of the Code. The Company believes it is important to maintain incentive compensation at the requisite level to attract and retain the executive officers essential to the Company's financial success, even if a portion of that compensation may not be tax deductible by reason of the Section 162(m) limitation.

In addition, the Company provides its executive officers with certain perquisites, which the Human Capital and Compensation Committee believes are reasonable and consistent with the objectives of attracting and retaining superior talent, as well as maintaining a competitive total compensation package for the executive officers. Perquisites can include personal use of a Company automobile, reimbursement for health and country club memberships and reimbursements under the Company's executive management medical reimbursement benefit plan. Perquisite amounts for the Company's NEOs are included in the "**Summary Compensation Table**" in the column "All Other Compensation."

The Company has entered into change in control severance agreements with its NEOs. These are described in the "Potential Payments on Termination or Change in Control" and "Employment Arrangements with Executive Officers" sections of the narrative disclosure to the "**Summary Compensation Table**."

Compensation mix

The following table summarizes the Company's actual compensation mix that resulted in 2022 from the compensation programs and practices described above, which includes base salary, restricted stock awards or stock options, non-equity incentive compensation and/or other benefits, for each of its NEOs:

Named Executive Officer	Base Salary	Restricted Stock Awards	Stock Options	Non-Equity Incentive Compensation	Other Benefits	Total Compensation
Greg Henslee Executive Chairman of the Board	63 %	32 %	— %	— %	5 %	100 %
David O'Reilly Executive Vice Chairman of the Board	64 %	32 %	— %	— %	4 %	100 %
Gregory D. Johnson President and Chief Executive Officer	26 %	— %	25 %	47 %	2 %	100 %
Brad Beckham Executive Vice President and Chief Operating Officer	19 %	— %	51 %	28 %	2 %	100 %
Jeremy Fletcher [a] Executive Vice President and Chief Financial Officer	20 %	— %	46 %	33 %	1 %	100 %
Brent Kirby Executive Vice President and Chief Supply Chain Officer	19 %	— %	51 %	28 %	2 %	100 %
Tom McFall [a] Executive Vice President	28 %	— %	39 %	31 %	2 %	100 %

[a] Effective May 9, 2022, Jeremy Fletcher was promoted to Executive Vice President and Chief Financial Officer, and at that time, Tom McFall's title changed from Executive Vice President and Chief Financial Officer to Executive Vice President.

Clawback policy

The Board is dedicated to maintaining and enhancing a culture that is focused on integrity and accountability while tying compensation to the Company's performance. The Board, following a recommendation by the Human Capital and Compensation Committee, adopted an incentive compensation clawback policy (the "Policy") in 2014. Each of the Company's NEOs has signed an acknowledgement agreeing to comply with the provisions of the Policy. The Policy is intended to provide an appropriate and effective incentive compensation recoupment program.

The adopted Policy specifically provides that if the Board or the Human Capital and Compensation Committee determines that incentive compensation of a current or former NEO was overpaid as a result of a restatement of the reported financial results of the Company due to material non-compliance with financial reporting requirements that resulted from the fraud or willful misconduct of the covered employee, then the Board or the Human Capital and Compensation Committee will review the incentive compensation paid, granted, vested or accrued based on the prior inaccurate results. The Policy also provides that, to the extent practicable, and as permitted by applicable law, the Board or Human Capital and Compensation Committee will determine whether to seek to recover or cancel the difference between any incentive compensation that was based on having met or exceeded performance targets that would not otherwise have been met based upon accurate financial data and the incentive compensation that would have been paid or granted or that would have vested had the actual payment, granting or vesting been calculated based on the accurate data or restated results, as applicable.

The Policy applies to all incentive compensation granted, paid or credited after the Policy's adoption by the Board, except to the extent prohibited by applicable law or any other legal obligation of the Company. "Incentive compensation" means performance bonuses and incentive awards (including stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares or other stock-based awards) paid, granted, vested or accrued under any Company plan or agreement in the form of cash or Company common stock.

In 2022, the SEC adopted final rules implementing the incentive-based compensation recovery provisions of the Dodd-Frank Act. The Company intends to review and revise its current recoupment policies and/or adopt a new recoupment policy, to comply with the new requirements, once the Nasdaq listing standards become effective.

Prohibition on Pledging and Hedging Company Securities

The Company's Insider Trading Policy specifically prohibits Directors and Named Executive Officers from hedging or pledging Company securities. These covered persons may not enter into hedging or monetization transactions with respect to Company securities, and they cannot hold Company securities in a margin account or pledge Company securities as collateral for a loan. The Board believes this policy further ensures the interests of these covered persons will remain aligned with those of the Company's security holders and these individuals will continue to be incentivized to execute the Company's long-term plans and achieve the performance for which their equity awards are intended.

HUMAN CAPITAL AND COMPENSATION COMMITTEE REPORT

The Human Capital and Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on its review and discussion with management, the Human Capital and Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and in O'Reilly Automotive, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2022.

Respectfully submitted,

THE HUMAN CAPITAL AND COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS OF O'REILLY AUTOMOTIVE, INC.

John R. Murphy
Chair of the Human Capital and Compensation Committee

Jay D. Burchfield
Member of the Human Capital and Compensation Committee

Andrea M. Weiss
Member of the Human Capital and Compensation Committee

EXECUTIVE COMPENSATION TABLES

The following table summarizes the annual compensation paid to or earned by the Company's NEOs for the fiscal years ended December 31, 2022, 2021 and 2020:

SUMMARY COMPENSATION TABLE

Name And Principal Position	Year	Salary[a] ($)	Bonus ($)	Stock Awards[b] ($)	Option Awards[c] ($)	Non-Equity Incentive Plan Compensation[d] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation[e] ($)	Total ($)
Greg Henslee [f] *Executive Chairman of the Board*	2022	779,615	—	392,325	—	—	—	60,413	1,232,353
	2021	711,538	—	324,873	—	—	—	50,408	1,086,819
	2020	650,000	—	324,987	—	—	—	54,168	1,029,155
David O'Reilly [f] *Executive Vice Chairman of the Board*	2022	675,385	—	340,147	—	—	—	38,590	1,054,122
	2021	682,692	—	367,346	—	—	—	38,409	1,088,447
	2020	735,000	—	367,395	—	—	—	46,229	1,148,624
Greg D. Johnson *President and Chief Executive Officer*	2022	1,413,462	—	—	1,425,055	2,550,499	—	88,335	5,477,351
	2021	1,334,615	—	—	1,349,999	10,000,000	—	79,656	12,764,271
	2020	1,211,538	—	—	1,249,949	6,454,953	—	74,518	8,990,958
Brad Beckham *Executive Vice President and Chief Operating Officer*	2022	600,000	—	—	1,599,991	859,116	—	49,303	3,108,410
	2021	484,615	—	—	249,939	3,061,124	—	32,256	3,827,934
Jeremy Fletcher [g] *Executive Vice President and Chief Financial Officer*	2022	468,462	—	—	1,105,037	787,523	—	30,722	2,391,744
Brent Kirby *Executive Vice President and Chief Supply Chain Officer*	2022	600,000	—	—	1,599,991	859,116	—	49,292	3,108,399
	2021	500,000	—	—	249,939	3,061,124	—	40,875	3,851,938
Tom McFall [g] *Executive Vice President*	2022	647,692	—	—	900,082	715,930	—	50,603	2,314,307
	2021	855,385	—	—	859,987	5,265,134	—	58,170	7,038,676
	2020	825,385	—	—	829,986	3,428,871	—	76,388	5,160,630

[a] The "Salary" column includes the portion of salary deferred at a NEO's election under the Company's 401(k) Plan and/or Deferred Compensation Plan.

[b] The "Stock Awards" column refers to restricted share awards granted in 2022, 2021 and 2020, as further discussed in the "*Long-term, stock-based incentives*" section of the **Compensation Discussion and Analysis** portion of this proxy statement. All restricted shares awarded vest annually in equal installments over a three-year period, commencing on the first anniversary of the award, subject to the executive's continued service through each vesting date. The dollar value of stock awards represents the grant-date fair value of the awards based on the closing market price of the Company's common stock on the grant date of the award. Please see Note 12 "Share-Based Compensation and Benefit Plans" to the Company's Consolidated Financial Statements included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2022, for further discussion of the accounting used in calculating share-based compensation expenses in accordance with ASC 718.

[c] The "Option Awards" column refers to the option awards granted to the NEOs, which become exercisable with respect to 25% of the covered shares one year from the date of grant; 50% exercisable two years from the date of grant; 75% exercisable three years from the date of grant and

the remainder become exercisable four years from the date of grant. The amounts recognized in the above table reflect the grant date fair value of stock option awards granted during 2022, 2021 and 2020. During the fiscal years ended December 31, 2022, 2021 and 2020, no option awards were forfeited by the named executives. The grant date fair value of option awards was determined using the Black-Scholes option-pricing model. The Black-Scholes model requires the use of assumptions, including expected volatility, expected life, the risk-free rate and the expected dividend yield. Please see Note 12 "Share-Based Compensation and Benefit Plans" to the Company's Consolidated Financial Statements included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2022, for further discussion of these assumptions and the accounting used in calculating share-based compensation expenses in accordance with ASC 718.

(d)   The "Non-Equity Incentive Plan Compensation" column refers to the cash payouts under the Company's annual performance incentive plan, which is paid in the year following the plan year. A detailed description of the annual performance incentive plan can be found in the "*Incentive compensation plan*" section of the "**Compensation Discussion and Analysis**" portion of this proxy statement.

(e)   The "All Other Compensation" column includes the following:

Name	Year	Company Contributions to Deferred Compensation Plan ($)	Company Contributions to 401(k) Plan ($)	Medical Insurance Premium Reimbursement ($)	Value of Company Paid Group Term Life Insurance ($)	Stock Discount from Employee Stock Purchase Plan ($)	Personal Use of Company Automobile or Allowance for Personal Automobile ($)	Perquisites and Personal Benefits (i) ($)
Greg Henslee (f)	2022	23,388	906	10,700	3,564	6,855	7,800	7,200
	2021	21,346	—	10,300	3,564	6,210	4,800	4,188
	2020	19,500	—	10,000	3,564	5,735	8,400	6,969
David O'Reilly (f)	2022	20,262	—	10,700	6,798		—	830
	2021	20,481	—	10,300	6,798	—	—	830
	2020	22,050	—	10,000	6,798	—	6,551	830
Greg D. Johnson	2022	42,404	4,933	10,700	2,322	12,421	7,200	8,355
	2021	40,038	—	10,300	2,322	11,708	7,200	8,088
	2020	36,346	—	10,000	2,322	10,520	7,200	8,130
Brad Beckham	2022	18,000	—	10,700	472	5,226	6,600	8,305
	2021	14,538	—	10,300	385	3,869	1,200	1,964
Jeremy Fletcher (g)	2022	14,054	—	10,700	477	3,977	600	914
Brent Kirby	2022	18,000	1,385	10,700	1,242	2,091	7,200	8,674
	2021	15,000	—	10,300	1,121	68	6,600	7,786
Tom McFall (g)	2022	19,431	577	10,700	1,242	5,959	6,600	6,094
	2021	25,662	—	10,300	1,242	7,527	7,200	6,239
	2020	44,753	—	10,000	1,242	7,262	7,200	5,931

(i)   The "Perquisites and Personal Benefits" column for each NEO for each year included perquisites and personal benefits valued at less than $10,000 for each benefit, which consisted primarily of, for certain NEOs but not necessarily all, club dues.

(f)   On May 13, 2021, Greg Henslee became Executive Chairman of the Board; at the same time, David O'Reilly became Executive Vice Chairman of the Board.

(g)   Effective May 9, 2022, Jeremy Fletcher was promoted to Executive Vice President and Chief Financial Officer, and at that time, Tom McFall's title changed from Executive Vice President and Chief Financial Officer to Executive Vice President.

The following table summarizes all awards granted during the year ended December 31, 2022, to each of the NEOs:

GRANTS OF PLAN BASED AWARDS

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (a)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (c) (#)	All Other Option Awards: Number of Securities Underlying Options (d) (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Max (b) ($)	Threshold (#)	Target (#)	Max (#)				
Greg Henslee	2/3/2022	—	—	—	—	—	—	594	—	—	392,325
David O'Reilly	2/3/2022	—	—	—	—	—	—	515	—	—	340,147
Gregory D. Johnson	2/3/2022	—	1,425,000	—	—	—	—	—	—	—	—
	2/3/2022	—	—	—	—	—	—	—	6,333	225.02	1,425,055
Brad Beckham	2/3/2022	—	480,000	—	—	—	—	—	—	—	—
	1/3/2022	—	—	—	—	—	—	—	4,307	232.20	1,000,086
	2/3/2022	—	—	—	—	—	—	—	2,666	225.02	599,905
Jeremy Fletcher (e)	5/9/2022	—	440,000	—	—	—	—	—	—	—	—
	2/3/2022	—	—	—	—	—	—	—	467	225.02	105,085
	5/9/2022	—	—	—	—	—	—	—	4,340	230.40	999,953
Brent Kirby	2/3/2022	—	480,000	—	—	—	—	—	—	—	—
	1/3/2022	—	—	—	—	—	—	—	4,307	232.20	1,000,086
	2/3/2022	—	—	—	—	—	—	—	2,666	225.02	599,905
Tom McFall (e)	2/3/2022	—	400,000	—	—	—	—	—	—	—	—
	2/3/2022	—	—	—	—	—	—	—	4,000	225.02	900,082

(a) The "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" - "Target" column refers to the potential cash payouts under the Company's annual performance incentive plan for its executive officers, including the NEOs, for 2022, which would be paid during 2023. The Human Capital and Compensation Committee approved the goals for the 2022 incentive plans in February of 2022. The payout amounts for each NEO for 2022 were reviewed and approved by the Human Capital and Compensation Committee and the Board in February of 2023, upon completion of the consolidated financial statements for the fiscal year ended December 31, 2022. The "**Summary Compensation Table**" details amounts actually paid under the 2022 annual performance incentive plans in the "*Non-Equity Incentive Plan Compensation*" column, which were paid in the year following the plan year. A detailed description of the annual performance incentive plan can be found in the "*Incentive compensation plan*" section of the "**Compensation Discussion and Analysis**" portion of this proxy statement.

(b) The maximum aggregate amount of cash compensation that may be paid to any one participant in any year is $10,000,000 per participant.

(c) The "All Other Stock Awards: Number of Shares of Stock or Units" column refers to restricted share awards granted to NEOs, which vest in three equal installments on February 3, 2023, 2024 and 2025.

(d) The "All Other Option Awards: Number of Securities Underlying Options" column refers to stock option awards granted to the NEOs, which become exercisable with respect to 25% of the covered shares one year from the date of grant; 50% exercisable two years from the date of grant; 75% exercisable three years from the date of grant, while the remainder become exercisable four years from the date of grant.

(e) Effective May 9, 2022, Jeremy Fletcher was promoted to Executive Vice President and Chief Financial Officer, and at that time, Tom McFall's title changed from Executive Vice President and Chief Financial Officer to Executive Vice President.

The following table identifies information concerning unexercised stock options, stock options that have not vested and stock awards that have not vested for each of the NEOs as of December 31, 2022:

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

Name	Option Awards — Number of Securities Underlying Unexercised Options (#) Exercisable	Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Stock Awards — Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of unearned shares, units or other rights that have not vested (#)	Market or payout value of unearned shares, units or other rights that have not vested ($)
Greg Henslee	23,088	—	—	192.65	1/29/2025	—	—	—	—
	18,264	—	—	256.34	1/28/2026	—	—	—	—
	18,247	—	—	256.69	2/2/2027	—	—	—	—
	—	—	—	—	—	1,331 [a]	1,123,404 [a]	—	—
David O'Reilly	—	—	—	—	—	1,348 [b]	1,137,752 [b]	—	—
Greg D. Johnson	3,740	—	—	256.34	1/28/2026	—	—	—	—
	7,574	—	—	256.69	2/2/2027	—	—	—	—
	10,227	—	—	262.38	2/1/2028	—	—	—	—
	24,064	—	—	262.38	2/1/2028	—	—	—	—
	6,664	2,221 [c]	—	344.66	1/31/2029	—	—	—	—
	4,904	4,903 [d]	—	419.88	1/30/2030	—	—	—	—
	2,258	6,773 [e]	—	451.84	2/4/2031	—	—	—	—
	—	6,333 [f]	—	660.48	2/3/2032	—	—	—	—
Brad Beckham	1,032	—	—	192.65	1/29/2025	—	—	—	—
	5,000	—	—	210.23	3/13/2025	—	—	—	—
	833	—	—	256.34	1/28/2026	—	—	—	—
	909	—	—	256.69	2/2/2027	—	—	—	—
	1,564	—	—	262.38	2/1/2028	—	—	—	—
	1,033	344 [c]	—	344.66	1/31/2029	—	—	—	—
	785	784 [d]	—	419.88	1/30/2030	—	—	—	—
	418	1,254 [e]	—	451.84	2/4/2031	—	—	—	—
	—	4,307 [g]	—	695.94	1/3/2032	—	—	—	—
	—	2,666 [f]	—	660.48	2/3/2032	—	—	—	—
Jeremy Fletcher [i]	5,000	—	—	210.23	3/13/2025	—	—	—	—
	253	—	—	272.21	3/11/2026	—	—	—	—
	826	—	—	256.69	2/2/2027	—	—	—	—
	812	—	—	262.38	2/1/2028	—	—	—	—
	500	166 [c]	—	344.66	1/31/2029	—	—	—	—
	330	329 [d]	—	419.88	1/30/2030	—	—	—	—
	161	481 [e]	—	451.84	2/4/2031	—	—	—	—
	—	467 [f]	—	660.48	2/3/2032	—	—	—	—
	—	4,340 [h]	—	610.07	5/9/2032	—	—	—	—
Brent Kirby	10,725	—	—	290.51	7/18/2028	—	—	—	—
	830	276 [c]	—	344.66	1/31/2029	—	—	—	—
	518	518 [d]	—	419.88	1/30/2030	—	—	—	—
	418	1,254 [e]	—	451.84	2/4/2031	—	—	—	—
	—	4,307 [g]	—	695.94	1/3/2032	—	—	—	—
	—	2,666 [f]	—	660.48	2/3/2032	—	—	—	—
Tom McFall [i]	10,520	—	—	256.34	1/28/2026	—	—	—	—
	10,329	—	—	256.69	2/2/2027	—	—	—	—
	9,325	—	—	262.38	2/1/2028	—	—	—	—
	5,331	1,777 [c]	—	344.66	1/31/2029	—	—	—	—
	3,256	3,256 [d]	—	419.88	1/30/2030	—	—	—	—
	1,439	4,314 [e]	—	451.84	2/4/2031	—	—	—	—
	—	4,000 [f]	—	660.48	2/3/2032	—	—	—	—

37

(a) Represents restricted shares granted on January 30, 2020, February 4, 2021, and February 3, 2022. The restricted shares granted on January 30, 2020, vest in one installment of 258 shares on January 30, 2023. The restricted shares granted on February 4, 2021, vest in one installment of 240 shares on February 4, 2023, and one installment of 239 shares on February 4, 2024. The restricted shares granted on February 3, 2022, vest in three installments of 198 shares each on February 3, 2023, February 3, 2024, and February 3, 2025. Market value is calculated by multiplying the "Number of Shares or Units of Stock that Have Not Vested" by the closing price of our common stock of $844.03 as reported on the Nasdaq on December 31, 2022.

(b) Represents restricted shares granted on January 30, 2020, February 4, 2021, and February 3, 2022. The restricted shares granted on January 30, 2020, vest in one installment of 291 shares on January 30, 2023. The restricted shares granted on February 4, 2021, vest in two installments of 271 shares each on February 4, 2023, and February 4, 2024. The restricted shares granted on February 3, 2022, vest in two installments of 172 shares each on February 3, 2023, and February 3, 2024, and 171 shares on February 3, 2025. Market value is calculated by multiplying the "Number of Shares or Units of Stock that Have Not Vested" by the closing price of our common stock of $844.03 as reported on the Nasdaq on December 31, 2022.

(c) Represents stock options granted on January 31, 2019, which become exercisable in four equal installments on January 31, 2020, 2021, 2022 and 2023.

(d) Represents stock options granted on January 30, 2020, which become exercisable in four equal installments on January 30, 2021, 2022, 2023 and 2024.

(e) Represents stock options granted on February 4, 2021, which become exercisable in four equal installments on February 4, 2022, 2023, 2024 and 2025.

(f) Represents stock options granted on February 3, 2022, which become exercisable in four equal installments on February 3, 2023, 2024, 2025 and 2026.

(g) Represents stock options granted on January 3, 2022, which become exercisable in four equal installments on January 3, 2023, 2024, 2025 and 2026.

(h) Represents stock options granted on May 9, 2022, which become exercisable in four equal installments on May 9, 2023, 2024, 2025 and 2026.

(i) Effective May 9, 2022, Jeremy Fletcher was promoted to Executive Vice President and Chief Financial Officer, and at that time, Tom McFall's title changed from Executive Vice President and Chief Financial Officer to Executive Vice President.

The following table summarizes stock option awards exercised and shares of restricted stock, which vested during the year ended December 31, 2022, and the aggregate dollar values realized upon such exercise or vesting for each of the NEOs:

OPTION EXERCISES AND STOCK VESTED

	Options Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (a) (#)	Value Realized on Vesting ($)
Greg Henslee	27,576	17,098,800	812	525,821
David O'Reilly	—	—	918	594,462
Gregory D. Johnson	6,634	4,209,258	—	—
Brad Beckham	5,000	3,443,353	—	—
Jeremy Fletcher	5,000	3,487,458	—	—
Brent Kirby	—	—	—	—
Tom McFall	13,362	7,863,355	—	—

(a) Reflects the vesting of restricted stock awards granted in 2019, 2020 and 2021. All restricted shares awarded vest annually in equal installments over a three-year period.

The following table identifies information regarding the contributions by each NEO and the Company under the Deferred Compensation Plan for the year ended December 31, 2022, as well as information on aggregate earnings, withdrawals and balances for each NEO:

NONQUALIFIED DEFERRED COMPENSATION

Name	Executive Contributions in Last Fiscal Year [a] ($)	Registrant Contributions in Last Fiscal Year [b] ($)	Aggregate Earnings in Last Fiscal Year [c] ($)	Aggregate Withdrawals / Distributions in Last Fiscal Year ($)	Aggregate Balance at Last Fiscal Year End ($)
Greg Henslee	46,777	21,346	(699,873)	—	5,923,380
David O'Reilly	40,523	20,481	(604,799)	—	2,306,894
Gregory D. Johnson	706,731	40,038	(702,009)	—	3,274,135
Brad Beckham	762,225	14,538	(209,192)	—	1,242,382
Jeremy Fletcher	374,769	9,415	(397,830)	—	1,818,886
Brent Kirby	213,056	15,000	(48,581)	—	423,355
Tom McFall	591,283	25,662	(548,105)	—	3,060,200

[a] All NEO contribution amounts have been included in the "Salary" column of the "**Summary Compensation Table**."

[b] All registrant contributions have been included in the "All Other Compensation" column of the "**Summary Compensation Table**." NEOs must be employed on December 31 to receive that year's Company matching contribution, with the matching Contribution funded annually at the beginning of the year following the year in which the matching contribution was earned. At the beginning of 2023, Company matching contributions of $23,388, $20,262, $42,404, $18,000, $14,054, $18,000 and $19,431 were contributed for Greg Henslee, David O'Reilly, Gregory D. Johnson, Brad Beckham, Jeremy Fletcher, Brent Kirby and Tom McFall, respectively, for the fiscal year ended December 31, 2022.

[c] Amounts included in the "Aggregate Earnings in Last Fiscal Year" column are not reported as compensation in the "**Summary Compensation Table**" because the Company does not pay guaranteed, above-market or preferential earnings on deferred compensation under the Deferred Compensation Plan.

The Deferred Compensation Plan provides executive officers who participate in the 401(k) Plan with the opportunity to defer the full 6% of covered compensation, including salary and incentive-based compensation, by making contributions to the Deferred Compensation Plan that are then matched by the Company as if they had been made under the 401(k) Plan. The Deferred Compensation Plan is intended to restore contributions lost because of the application of the annual limitations under the Code that are applicable to the 401(k) Plan. Executive officers may elect to defer their base compensation, incentive compensation and/or bonuses to the Deferred Compensation Plan. Under the Deferred Compensation Plan, executive officers can elect to allocate their contributions, as well as the Company matching contributions, to various equity, bond or fixed income funds that mirror the 401(k) Plan, or a combination thereof, and all interest and/or earnings, which may be credited to the executive officer's account, are based on the applicable fund's market performance. Executive officers may elect to receive distributions at retirement or starting in a specific future year before or after anticipated retirement and may elect to receive the distribution in a lump sum or in periodic payments.

CEO Pay Ratio

Pursuant to Item 402(u) of Regulation S-K and Section 953(b) of the Dodd-Frank Act (the "Rule"), presented below is the ratio of annual total compensation of the Company's Chief Executive Officer, Gregory D. Johnson, to the annual total compensation of the Company's median employee (excluding the Chief Executive Officer). The ratio presented below is a reasonable estimate calculated in a manner consistent with Item 402(u).

To determine the median employee in 2021, the Company calculated the annual total cash compensation of each employee for the year ended December 31, 2021, which was also the measurement date. Total cash compensation for this purpose included base salary, bonus and commissions compiled from the Company's payroll data. For employees who were hired during the year, but did not work the full year, their compensation was annualized, but no cost-of-living adjustments were made. Independent contractors or leased workers were not included in the employee population. For 2022, the Company used the same median employee for purposes of the ratio calculation, as it did for the year ended December 31, 2021, and the Company used the same measurement date of December 31. The Company determined that there had been no material changes to its 2021 median employee's position, job functions or employment status, and there had been no change to the Company's overall employee population or employee compensation arrangements that would significantly impact the pay ratio disclosure. No cost-of-living adjustments were applied as part of the calculation. International employees were excluded from the total employee population under the Rule's allowed *de minimis* exemption, as these 2,249 employees accounted for less than 5% of the Company's total employee population of 87,376 as of December 31, 2022. For 2022, the employee population for the ratio calculation consisted of 85,127 full-time, part-time and seasonal workers who were employed in the United States as of December 31, 2022.

Annual total compensation, as determined under the Rule, for the Company's Chief Executive Officer was $5,477,351 for the year ended December 31, 2022, see "**Summary Compensation Table**" for details. Annual total compensation, as determined under the Rule, for the Company's median employee was $34,835 for the year ended December 31, 2022. The ratio of the Company's Chief Executive Officer's annual total compensation to its median employee's total compensation is 157 to 1 for the year ended December 31, 2022.

Pay versus Performance

Pursuant to Item 402(v) of Regulation S-K and Section 953(a) of the Dodd-Frank Act, presented below is information that shows the compensation paid to Company NEOs and financial performance of the Company. The company did not materially modify or reprice any outstanding equity awards in fiscal 2022.

Year	Summary Compensation Table Total for PEO ($)	Compensation Actually Paid to PEO[d][e] ($)	Average Summary Compensation Table Total for Non-PEO NEOs ($)	Average Compensation Actually Paid to Non-PEO NEOs[f][g] ($)	Value of Initial Fixed $100 Investment Based On: Total Shareholder Return ($)	Peer Group Total Shareholder Return[h] ($)	Net Income ($)	Operating Income ($)
2022[a]	5,477,351	8,519,969	2,201,556	3,340,752	193	112	2,172,650,000	2,954,491,000
2021[b]	12,764,271	19,042,393	4,150,852	5,926,087	161	173	2,164,685,000	2,917,168,000
2020[c]	8,990,958	9,135,920	3,266,357	3,273,105	103	145	1,752,302,000	2,419,336,000

[a] For 2022, Gregory D. Johnson was the PEO and non-PEO NEOs included Greg Henslee, David O'Reilly, Brad Beckham, Jeremy Fletcher, Brent Kirby and Tom McFall. Effective May 9, 2022, Jeremy Fletcher was promoted to Executive Vice President and Chief Financial Officer, and at that time, Tom McFall's title changed from Executive Vice President and Chief Financial Officer to Executive Vice President.

[b] For 2021, Gregory D. Johnson was the PEO and non-PEO NEOs included Greg Henslee, David O'Reilly, Brad Beckham, Brent Kirby, Tom McFall and Jeff M. Shaw.

[c] For 2020, Gregory D. Johnson was the PEO and non-PEO NEOs included Greg Henslee, David O'Reilly, Tom McFall and Jeff M. Shaw.

[d] The amounts in the following table represent each of the amounts deducted from and added to the equity award values, as presented in the "**Summary Compensation Table**," for the PEO for the applicable year for purposes of computing the "compensation actually paid" amounts appearing in the "Compensation Actually Paid to PEO" column of the "**Pay Versus Performance**" table. There was no change in pension values for the years ended December 31, 2022, 2021 and 2020, as the Company did not offer a pension plan.

Year	Grant Date Fair Value of Equity Awards Granted During Applicable Year ($)	Year-End Value of Equity Awards Granted During Applicable Year ($)	Change in Fair Value as of Year-End of Any Prior Year Awards that Remain Unvested as of Year-End ($)	Change in Fair Value as of the Vesting Date of Any Prior Year Awards the Vested During Applicable Year ($)	Total Equity Value Reflected in Compensation Actually Paid ($)
2022	(1,425,055)	2,669,294	2,461,678	(663,299)	3,042,618
2021	(1,349,999)	3,186,484	4,659,462	(217,825)	6,278,122
2020	(1,249,949)	1,514,108	301,086	(420,283)	144,962

[e] The table below identifies the weighted-average assumptions used in the Black-Scholes option pricing model for valuing option awards included in compensation actually paid to PEO:

	December 31,		
	2022	2021	2020
Risk free interest rate	**3.09 %**	1.02 %	0.65 %
Expected life	**7.1 Years**	7.0 Years	7.0 Years
Expected volatility	**29.6 %**	29.7 %	29.3 %
Expected dividend yield	**— %**	— %	— %

[f] The amounts in the following table represent each of the amounts deducted from and added to the equity award values, as presented in the "**Summary Compensation Table**," for the non-PEO NEOs for the applicable year for purposes of computing the "compensation actually paid" amounts appearing in the "Average Compensation Actually Paid to non-PEO NEOs" column of the "**Pay Versus Performance**" table. There was no change in pension values for the years ended December 31, 2022, 2021 and 2020, as the Company did not offer a pension plan.

Year	Grant Date Fair Value of Equity Awards Granted During Applicable Year ($)	Year-End Value of Equity Awards Granted During Applicable Year ($)	Change in Fair Value as of Year-End of Any Prior Year Awards that Remain Unvested as of Year-End ($)	Change in Fair Value as of the Vesting Date of Any Prior Year Awards that Vested During Applicable Year ($)	Total Equity Value Reflected in Compensation Actually Paid ($)
2022	(989,596)	1,747,461	471,834	(90,504)	1,139,196
2021	(479,515)	1,039,838	1,217,694	(2,782)	1,775,235
2020	(578,083)	677,148	105,700	(198,017)	6,748

(g)   The table below identifies the weighted-average assumptions used in the Black-Scholes option pricing model for valuing option awards included in average compensation actually paid to non-PEO NEOs:

	December 31,		
	2022	2021	2020
Risk free interest rate	**3.12 %**	1.00 %	0.69 %
Expected life	**7.2 Years**	7.0 Years	6.9 Years
Expected volatility	**29.5 %**	29.6 %	29.2 %
Expected dividend yield	**— %**	— %	— %

(h)   Peer Group is the Standard and Poor's S&P 500 Retail Index used for purposes of Item 201(e) of Regulation S-K. Please see Item 5 "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities" included on the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, for further discussion of its peer group.

Below shows the graphical description of the relationship between "Compensation Actually Paid" to the PEO and the average "Compensation Actually Paid" to the non-PEO NEOs to the Company's financial performance measures, Net Income and Operating Income, for the three most recently completed fiscal years:



Below shows the graphical description of the relationship between "Compensation Actually Paid" to the PEO and the average "Compensation Actually Paid" to the non-PEO NEOs to the Company's total shareholder return, value of initial fixed $100 investment, for the three most recently completed fiscal years:



Below shows the graphical description of the relationship between the Company's total shareholder return and its peer group total shareholder return, value of initial fixed $100 investment, for the three most recently completed fiscal years:



Below, in an unranked order, are the most important financial performance measures used to link executive compensation actually paid to the Company's NEOs, except Greg Henslee and David O'Reilly, to the Company's performance for the year ended December 31, 2022, as further described in the "**Compensation Discussion and Analysis**" portion of this proxy statement. Greg Henslee and David O'Reilly, in consultation with the Human Capital and Compensation Committee, are excluded from participation in the annual cash incentive compensation plan pursuant to their responsibilities of providing strategic direction and guidance to the Company and their limited role in the Company's day-to-day operational activities and, therefore, excluded from these financial performance measures.

Most Important Performance Measures

Comparable Store Sales
Operating Income
Return on Invested Capital
Free Cash Flow

Potential Payments on Termination or Change in Control

Change in Control Agreements
The Company has entered into change in control severance agreements ("the CIC Agreements") with its NEOs, which become effective only upon a Change in Control (as defined in the CIC Agreements). In addition, under the Company's incentive plans there is acceleration of vesting with respect to stock options and restricted stock awards upon a Change in Control (as defined in the applicable incentive plan).

Pursuant to the terms of the CIC Agreements, if, within six months prior to or two years following a Change in Control, any of the NEOs' employment is terminated by the Company without "Cause," by reason of death or "Disability," or by the NEO for "Good

Reason" (each, as defined in the CIC Agreements), then, subject to the NEO's execution of a release of claims and compliance with their CIC Agreement the NEO will be entitled to:

- continuation of salary for two years and a payment equal to two times the NEO's target bonus;
- continuation of insurance coverage for two years;
- any unpaid bonus for the immediately preceding year and a pro rata target bonus for the year of termination;
- an amount equal to all earned but unused vacation days;
- payment for outplacement services, up to $30,000 and not to exceed 24 months;
- immediate vesting for all equity-based awards and immediate exercisability for 12 months for all outstanding stock options; and
- all reasonable legal fees and expenses incurred in disputing the termination of the executive's employment.

The following table shows the amounts that NEOs who have entered into CIC Agreements would have received if their employment had been terminated by the Company without Cause, by reason of death or Disability, or by the NEO for Good Reason immediately following a Change in Control on December 31, 2022. The unvested stock option grants and unvested restricted share awards vest pursuant to the terms of the incentive plans upon a Change in Control irrespective of a termination of employment. The below table does not include amounts related to the NEOs' vested benefits under the Deferred Compensation Plan, pursuant to vested stock option grants or vested restricted share awards or other compensation, which are described in the tables above.

	Greg Henslee	David O'Reilly	Gregory D. Johnson	Brad Beckham	Jeremy Fletcher [b]	Brent Kirby	Tom McFall [b]
Annual salary for two years	$ 1,570,000	$ 1,360,000	$ 2,850,000	$ 1,200,000	$ 1,100,000	$ 1,200,000	$ 1,000,000
Incentive compensation	—	—	2,850,000	960,000	880,000	960,000	800,000
Continuation of insurance coverage	45,724	1,968	46,531	53,484	52,414	82,014	48,414
Earned but not used vacation	81,518	70,615	147,982	36,923	45,480	50,677	51,922
Unvested stock option grants	—	—	7,007,433	2,123,291	1,512,188	1,976,510	4,694,521
Unvested restricted share awards	1,123,404	1,137,752	—	—	—	—	—
Total [a]	$ 2,820,646	$ 2,570,335	$ 12,901,946	$ 4,373,698	$ 3,590,082	$ 4,269,201	$ 6,594,857

[a] Each NEO may also receive payment for outplacement service for up to $30,000.

[b] Effective May 9, 2022, Jeremy Fletcher was promoted to Executive Vice President and Chief Financial Officer, and at that time, Tom McFall's title changed from Executive Vice President and Chief Financial Officer to Executive Vice President.

Employment Arrangements with Executive Officers

The Company entered into a written employment agreement effective January 1, 1993, with David O'Reilly. Such agreement provides for Mr. O'Reilly to be employed by the Company for a minimum period of three years and automatically renews for each calendar year thereafter. As compensation for services rendered to the Company, the agreement provides for Mr. O'Reilly to receive (i) a base annual salary adjusted annually; and (ii) a bonus, the amount of which is determined by reference to such criteria as may be established by the Human Capital and Compensation Committee. Mr. O'Reilly, in consultation with the Human Capital and Compensation Committee, is excluded from participating in the bonus portion of his employment agreement pursuant to his responsibilities of providing strategic direction and guidance to the company and his more limited role in the Company's day-to-day operational activities.

Mr. O'Reilly's employment may be terminated by the Company for cause (as defined in the agreement) or without cause. If Mr. O'Reilly's employment is terminated for cause or if Mr. O'Reilly resigns, his salary and bonus rights will cease on the date of such termination or resignation. If the Company terminates Mr. O'Reilly without cause, all compensation payments will continue through the remainder of the agreement's term. Pursuant to this agreement, Mr. O'Reilly has agreed, for so long as he is receiving payments thereunder, to adhere to certain confidentiality obligations and refrain from engaging, directly or indirectly, in any automotive parts distribution, manufacturing or sales business in the states in which the Company operates without prior written consent of the Company. If Mr. O'Reilly had terminated employment on December 31, 2022, such payments would have totaled approximately $680,000.

The Company entered into a written retirement agreement effective December 29, 1997, as amended on February 1, 2001, with David O'Reilly. Such agreement, as amended, provides for supplemental retirement benefits for a period of ten years beginning with the date of Mr. O'Reilly's retirement. Benefits under the agreement include an annual salary, adjusted annually for inflation, full participation in the Company's health insurance program, full participation in the Company's medical reimbursement plan for senior management, use and maintenance of a Company vehicle and premiums for split-dollar life insurance. Pursuant to this agreement, Mr. O'Reilly has agreed, for so long as he is receiving payments thereunder, to adhere to certain confidentiality obligations and refrain from engaging, directly or indirectly, in any automotive parts distribution, manufacturing or sales business in the states in which the Company operates without prior written consent of the Company. If Mr. O'Reilly had retired from the Company on December 31, 2022, his first-year annual salary payment would have totaled approximately $226,000, and his other benefits under this agreement for the first year would have totaled approximately $18,000.

Director Compensation

Please see the "**Compensation of Directors**" section of this proxy statement for a discussion of the manner in which the Company's directors are compensated.

Certain Relationships and Related Transactions

The Company leases certain land and buildings related to 68 of its O'Reilly Auto Parts stores and one surplus property under fifteen- and twenty-year operating lease agreements with entities in which David O'Reilly and Larry O'Reilly, or members of their families, are affiliated. In addition, the Company leases certain land and buildings related to two of its O'Reilly Auto Parts stores under fifteen-year operating lease agreements with Greg Henslee. Generally, these lease agreements provide for renewal options for an additional five years at the option of the Company and the lease agreements are periodically modified to further extend the lease term for specific stores under the agreements. The total aggregate lease payments paid by the Company to the entities and individuals above was $4.7 million for the year ended December 31, 2022. The Company believes that the terms and conditions of the transactions with affiliates described above were no less favorable to the Company than those that would have been available to the Company in comparable transactions with unaffiliated parties.

Approval or ratification of transactions with related persons

Pursuant to the terms of the Audit Committee Charter, the Audit Committee is responsible for reviewing and approving all proposed transactions between the Company, any of the Company's Officers or Directors, or relatives or affiliates of any such Officers or Directors, to ensure that such related party transactions are on a similar economic basis as a like transaction that occurred at arm's length with an independent third party and are in the Company's overall best interest and in the best interest of the Company's shareholders. The quarterly Audit Committee meeting includes a standing agenda item for the review of such related party transactions. The Audit Committee has not adopted any specific procedures for the conduct of the reviews, rather each transaction is considered in light of the individual facts and circumstances. In the course of its review and approval of a transaction, the Audit Committee considers the following, among other factors it deems appropriate:

- whether the transaction is fair and reasonable to the Company;
- the business reasons for the transaction;
- whether the transaction would impair the independence of one or more of the Company's Officers or Directors; and
- whether the transaction is material, taking into account the significance of the transaction.

During 2022, all related party transactions were reviewed in accordance with the above procedures.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires the Company's executive officers and Directors, and persons who own more than 10% of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the SEC. Such individuals are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. To the Company's knowledge, based solely on its review of the copies of such forms furnished to it and written representations with respect to the timely filing of all reports required to be filed, it believes that such persons complied with all Section 16(a) filing requirements applicable to them with respect to transactions for the year ended December 31, 2022, except for a late Form 5 filing dated November 9, 2022, made on behalf of Larry O'Reilly reporting transactions made on July 27, 2020, and June 2, 2021.

AUDIT COMMITTEE REPORT

The Audit Committee functions pursuant to a written charter, which may be viewed on the Company's website at www.OReillyAuto.com. In compliance with that charter and in connection with the December 31, 2022, financial statements, the Audit Committee

- reviewed and discussed with management the Company's audited financial statements as of, and for the year ended, December 31, 2022;
- discussed with the Company's independent auditors the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC; and
- received from the independent auditors the written disclosures and the letter regarding the auditor's independence required by the applicable requirements of the PCAOB and has discussed with the independent auditors their independence.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements referred to above be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF O'REILLY AUTOMOTIVE, INC.

Thomas T. Hendrickson
Chair of the Audit Committee

Jay D. Burchfield
Member of the Audit Committee

John R. Murphy
Member of the Audit Committee

Dana M. Perlman
Member of the Audit Committee

Maria A. Sastre
Member of the Audit Committee

Andrea M. Weiss
Member of the Audit Committee

Fred Whitfield
Member of the Audit Committee

PROPOSAL 2 – ADVISORY VOTE ON EXECUTIVE COMPENSATION

Pursuant to Section 14A of the Exchange Act, the Company is required to provide shareholders with an opportunity to vote, on an advisory (non-binding) basis, to approve the compensation of its NEOs. This proposal is commonly referred to as a "Say-on-Pay" proposal. As required by these rules, the Company is asking you to vote FOR the adoption of the following resolution:

"Resolved, that the compensation paid to the Company's NEOs, as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K of the Securities Exchange Act of 1934, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED."

In considering their vote, shareholders should review the Company's compensation of its NEOs in the "**Compensation Discussion and Analysis**" ("CD&A") section herein and Human Capital and Compensation Committee report included in these proxy materials. As described in the CD&A, the Company's executive officer compensation programs are designed around the following elements:

- recruiting and retaining qualified Team Members,
- the career development and progression of the Company's Team Members, and
- observed industry practices.

The main objective of the Company's compensation philosophy is to provide its executive officers and management with a total compensation package that is competitive and equitable and that encourages and rewards performance based in part upon the Company's performance in terms of increases in share value. The Company believes that aligning the interests of its executives and management with those of its shareholders further promotes the success of not only the Company, but also its Team Members. The Company's executive compensation policies are focused upon both short-term and long-term incentives and goals. The Company believes that such policies do not create incentives for inappropriate individual or collective risk taking. The Company also believes that the current programs do not create any incentives with respect to individual or collective behavior that are likely to have a material adverse effect upon either its risk profile or overall approach to risk management.

The Company also has adopted an incentive compensation clawback policy and entered into change in control agreements with the Company's executives that do not contain excise tax gross-up provisions, as described in more detail above under the description "*Clawback policy*" and under the description "**Potential Payments on Termination or Change in Control**" in this proxy statement.

As this vote is advisory in nature, this proposal does not bind the Company to any specific course of action. However, the Human Capital and Compensation Committee, which is responsible for designing and implementing its executive compensation packages, values the opinions expressed by the Company's shareholders in this vote and will consider the outcome of the vote when making decisions on future executive compensation packages.

Although this vote is advisory in nature and does not impose any action on the Company or the Human Capital and Compensation Committee of the Board, the Company strongly encourages all shareholders to vote on this matter.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL OF THE COMPANY'S EXECUTIVE OFFICER COMPENSATION AS DESCRIBED IN THIS PROXY STATEMENT.

PROPOSAL 3 – ADVISORY VOTE ON THE FREQUENCY OF FUTURE SAY ON PAY VOTES

Pursuant to Section 14Aof the Exchange Act, every six years, the Company is required to provide shareholders with an opportunity to vote, on an advisory (non-binding) basis, as to whether the Company should hold an advisory vote on executive compensation every one, two or three years. Shareholders may also abstain from voting on the matter.

After considering the benefits and consequences of each option for the frequency of submitting the advisory vote on executive compensation to shareholders, the Board recommends submitting the advisory vote on the compensation of the NEOs to the Company's shareholders every year (annually). The Company's executive compensation programs are designed to support its long-term business strategy, and an annual vote will allow shareholders to more frequently assess the program in relation to the Company's annual and long-term performance. As described in the "**Compensation Discussion and Analysis**" section herein, one of the core principles of the Company's executive compensation program is to ensure management's interests are aligned with its shareholders' interests to support long-term value creation. While the Board acknowledges that a biennial or triennial vote is consistent with its long-term focus on performance and executive equity incentives, the Board believes that companies benefit from the rigor and discipline of having to annually submit their executive compensation to shareholder vote, for the reasons outlined below.

An annual vote will provide the Company with the regular input required to proactively respond to shareholders' sentiments and implement any necessary changes as soon as reasonably possible. The Board carefully reviews and evaluates appropriate changes to the program each year to maintain the consistency and credibility of the program, which is important in motivating and retaining the Company's Team Members. The Board, therefore, believes that an annual vote is an appropriate frequency to provide the Company's management and the Board the ability to regularly assess shareholders' input and to implement any appropriate changes to the Company's executive compensation program.

Generally, the affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting would be required for the approval of a proposal. However, because this vote for this proposal is advisory in nature, if no one single choice (one year, two years or three years) receives a total majority of the votes, the frequency receiving the most votes will be considered the preference of the shareholders.

As this vote is advisory in nature, this proposal does not bind the Company to any specific course of action. However, the Human Capital and Compensation Committee of the Board, which will be ultimately responsible for determining the frequency of future compensation votes, values the opinions expressed by the Company's shareholders and will consider the outcome of the vote when making decisions on the frequency of future advisory votes on executive compensation.

Although this vote is advisory in nature and does not impose any action on the Company or the Human Capital and Compensation Committee of the Board, the Company strongly encourages all shareholders to vote on this matter. The next advisory vote on the frequency of future say on pay votes is expected to occur in 2029.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR A FREQUENCY OF "ONE YEAR" FOR ADVISORY VOTES ON EXECUTIVE COMPENSATION.

PROPOSAL 4 – RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

The Audit Committee is directly responsible for the appointment, compensation, retention, evaluation and oversight of the Company's independent registered public accounting firm retained to audit the Company's financial statements. As part of this responsibility, the Audit Committee considers the firm's independence, qualifications, performance, and whether the independent registered public accounting firm should be rotated, as well as the impact of such a rotation. The Audit Committee is also involved in the selection and approval of the Lead Audit Partner who, in compliance with Sarbanes-Oxley requirements, rotates every five years. The last Lead Audit Partner rotation occurred in 2020. Pursuant to these requirements, the Company will have a new Lead Audit Partner in 2025.

At the Annual Meeting of Shareholders held on May 12, 2022, the Company's shareholders ratified the selection of Ernst & Young ("E&Y") as the Company's independent auditors for the year ending December 31, 2022.

It is the Audit Committee's policy that the Company's independent auditors be engaged to provide primarily audit and audit-related services. However, pursuant to the policy, in certain circumstances and using stringent standards in its evaluation, the Audit Committee may authorize the Company's independent auditors to provide tax or other non-audit related services when it determines that the Company's independent auditors will be the most efficient and effective service provider.

The Audit Committee has adopted a policy that requires advance approval of all audit, audit-related, tax and other services performed by the independent auditor. The policy provides for preapproval by the Audit Committee of specifically defined audit and non-audit services. Unless the specific service has been previously approved with respect to that year, the Audit Committee must approve the permitted service before the independent auditor is engaged to perform it. The Audit Committee has delegated to the Chair of the Audit Committee authority to approve permitted services, provided that the Chair reports any decisions to the Committee at its next scheduled meeting. Each year prior to engaging the Company's independent auditor, the Company submits to the Audit Committee for approval a list of services expected to be provided during that fiscal year within each of the three categories of services described below, as well as related estimated fees, which are generally based on time and materials.

All services provided by the Company's independent auditor during 2022 were preapproved in accordance with this policy.

The Audit Committee, after review and discussion with the Company's independent auditor of the preceding information, determined that the provision of these services was compatible with maintaining the Company's independent auditor's independence.

Fees Paid to Independent Registered Public Accounting Firm

The following table summarizes the fees billed by E&Y for audit and other professional services during the years ended December 31, 2022 and 2021:

	For the Year Ended December 31,			
	2022		2021	
Audit fees [a]	$	**2,212,734**	$	1,976,812
Audit-related fees [b]		**33,990**		48,386
Tax fees [c]		**387,061**		338,734
Total Fees	$	**2,633,785**	$	2,363,932

[a] Consists of fees and expenses billed for the audit of the Company's consolidated financial statements, the audit of the effectiveness of internal control over financial reporting and the review of the Company's quarterly reports on Form 10-Q for such year and reviews in connection with documents filed with the SEC.

[b] Consists of fees and expenses billed for the annual audit of the Company's employee benefit plans and other audit-related services.

[c] Consists of fees and expenses billed for tax advisory services, including compliance, planning and advice.

The Audit Committee of the Board has selected Ernst & Young LLP ("E&Y") as the Company's independent auditors for the year ending December 31, 2023, and has further directed that management submit the selection of independent auditors for ratification by the shareholders at the Annual Meeting. E&Y has audited the Company's financial statements since 1992. Representatives of E&Y are expected to be present at the Annual Meeting. They will have an opportunity to make a statement, if they so desire, and will be available to respond to appropriate questions.

None of the Company's Bylaws, other governing documents, Missouri or federal law, or The Nasdaq Global Select Market Listing Qualifications requires shareholder ratification of the selection of E&Y as the Company's independent auditors. However, the Audit Committee is submitting the selection of E&Y to the shareholders for ratification as a matter of good corporate practice. If the shareholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee, in its discretion, may direct the appointment of different independent auditors at any time during the year if the Audit Committee determines that such a change would be in the best interests of the Company and its shareholders.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE PROPOSAL TO RATIFY THE SELECTION OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT AUDITORS FOR THE YEAR ENDING DECEMBER 31, 2023.

PROPOSAL 5 – SHAREHOLDER PROPOSAL ENTITLED "INDEPENDENT BOARD CHAIRMAN"

The Company has been advised that Mr. John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278, who has indicated he is a beneficial owner of no fewer than 10 shares of the Company's common stock, intends to submit the following proposal at the Annual Meeting:

"**Proposal 5 – Independent Board Chairman**

Shareholders request that the Board of Directors adopt an enduring policy, and amend the governing documents as necessary in order that 2 separate people hold the office of the Chairman and the office of the CEO.

Whenever possible, the Chairman of the Board shall be an Independent Director.

The Board has the discretion to select a Temporary Chairman of the Board who is not an Independent Director to serve while the Board is seeking an Independent Chairman of the Board on an accelerated basis.

It is a best practice to adopt this policy soon. However, this policy could be phased in when there is a contract renewal for our current CEO or for the next CEO transition.

The roles of Chairman and CEO are fundamentally different and should be held by 2 directors, a CEO and a Chairman who is completely independent of the CEO and our company. The job of the CEO is to manage the company. The job of the Chairman is to oversee the CEO and management.

This proposal is important to O'Reilly Automotive because the Board can give the 2 most important jobs at O'Reilly Automotive, Chairman and CEO, to one person on short notice.

Plus there is no provision for an enhanced role for a Lead Director when one person holds the 2 most important jobs at O'Reilly Automotive. This proposal topic won nearly 40% support at the 2020 O'Reilly Automotive meeting in spite of not pointing out the lack of an enhanced role for a Lead Director.

Please vote yes:
Independent Board Chairman – Proposal 5"

The Company's Statement in Opposition to Proposal 5:

The Board recommends a vote AGAINST proposal 5, as the Board believes the proposal is unnecessary and not in the best interests of the shareholders.

The roles of the Chairman and Chief Executive Officer are currently separate.

The Company already has a separate Chairman and Chief Executive Officer, contrary to the proponent's implications, and those positions have been filled by separate individuals for the last 18 years. Nevertheless, the Board has carefully considered and approved its current leadership structure and firmly believes that such structure is appropriate and in the best interests of the Company and its shareholders. In particular, the Board believes that its current leadership structure allows our Chief Executive Officer to focus on developing and implementing the Company's business strategies and objectives and supervising day-to-day business operations and allows our Chairman to lead the Board in its oversight and advisory roles. The Board also believes that the current separation of the Chairman and Chief Executive Officer roles provides a clear delineation of responsibilities for each position and fosters greater accountability of management.

In addition, since 2008, the Board has had an Independent Lead Director. We believe that the Independent Lead Director provides strong, independent leadership and aids the Board in meeting its fiduciary obligations to the Company and its shareholders. Our Independent Lead Director carries a clear mandate and has significant authority and responsibilities, including presiding at the executive sessions of the independent directors and coordinating the activities of the other independent directors.

A flexible leadership structure is the most effective for the Company and our shareholders.

The Company does not have a formal policy requiring that the positions of Chairman and Chief Executive Officer be separated or requiring that the position of Chairman be filled only by an independent director. Instead, the Board believes that the Company and its shareholders are best served when leadership choices are made by the Board on a case-by-case basis – rather than be dictated by a predetermined policy. This approach provides the Board with the necessary flexibility to determine whether the positions should be held by the same person or by separate persons based on the leadership needs of the Company at any particular time. Although the Company has separated the roles of Chairman and Chief Executive Officer for 18 years, adopting a rigid requirement to split these positions would deprive the Board of the ability to select the most qualified and appropriate individual to lead the Board as Chairman regardless of what the Board believes to be in the best interests of the Company and its shareholders.

In addition, the Board effectively oversees management and provides vigorous oversight of the Company's business and affairs. The Board and its standing committees, which consist entirely of independent directors, vigorously oversee the effectiveness of management policies and decisions, including the execution of key strategic initiatives. Consequently, independent directors directly oversee such critical matters as the integrity of the Company's financial statements, the compensation of executive management, the selection and evaluation of directors, and the development and implementation of corporate governance programs. Moreover, as described above, the Board has adopted a practice of appointing an Independent Lead Director who is charged with acting as a liaison among other directors, with management and between Board committees and the Board. The Independent Lead Director could also preside at Board meetings in the absence of the Chairman. This position improves the functionality of the Board and its Committees and aids in the fiduciary obligations each director has to the Company and its shareholders.

The Company's long track record of strong performance demonstrates that the Company's existing corporate governance policies are effective.

The Board also believes that the proposal seeks to advance a solution to a problem that does not exist at the Company. In particular, the proposal ignores the tremendous shareholder value created by the Company's outstanding long-term performance and the Board and management's exceptional leadership. For example, the Company's stock price grew from $240.54 at the end of 2017 to $844.03 at the end of 2022, representing a total shareholder return of 351% over the most recent five-year period. By comparison, the total shareholder return of the S&P 500 Index during the same five-year period was 144%. The strong performance of the Company's stock in both absolute and relative terms underscores the fact that the proposal does not seek to address any performance-related deficiencies at the Company.

The Board further believes that the current leadership model, when combined with our independent board governance structure, provides strong and consistent leadership and independent and effective oversight of the Company's business and affairs. The proposal attempts to impose an inflexible policy that does not permit the Board, regardless of the circumstances, to exercise judgment about which arrangements would best serve the interests of our shareholders. The Board does not believe that adoption of such policy is the right approach nor necessary for the Company or its shareholders.

Given the current separation of the Chairman and Chief Executive Officer roles, coupled with the Company's strong corporate governance policies and long track record of performance, the Board believes that adoption of the proposal is unnecessary and not in the best interest of the Company or its shareholders. Further, our shareholders affirmed this view by rejecting a substantially similar proposal submitted by the same proponent at both our 2016 and 2020 annual meetings of shareholders.

Recommendation of the Board:

For the foregoing reasons, the Board of Directors recommends that you vote "AGAINST" proposal 5 to adopt an independent board chairman policy. As with all proposals, if the proposal is not properly presented by the proponent at the Annual Meeting, it will not be voted upon.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "AGAINST" THE SHAREHOLDER PROPOSAL ENTITLED "INDEPENDENT BOARD CHAIRMAN."

EQUITY COMPENSATION PLANS

The following table sets forth shares authorized for issuance under the Company's equity compensation plans as of December 31, 2022 (in thousands, except weighted-average exercise price):

	(A) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(B) Weighted-average exercise price of outstanding options, warrants and rights [a]	(C) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A)).
Equity compensation plans approved by shareholders	1,069	$ 356.76	5,575
Equity compensation plans not approved by shareholders	—	—	—
Total	**1,069**	**$ 356.76**	**5,575**

[a] Includes weighted average exercise price of outstanding stock options.

ANNUAL REPORT

The Annual Report of the Company for the year ended December 31, 2022, containing, among other things, audited consolidated financial statements of the Company, accompanies this proxy statement.

FUTURE PROPOSALS OF SHAREHOLDERS

Shareholder proposals intended to be presented at the 2024 Annual Meeting and included in the Company's proxy materials relating to that meeting pursuant to Rule 14a-8 under the Exchange Act must be received by the Company at the Company's principal executive offices by December 2, 2023. In order for shareholder proposals made outside of Rule 14a-8 under the Exchange Act to be considered "timely" within the meaning of Rule 14a-4(c) under the Exchange Act, the Company's Bylaws require that such proposals must be submitted, not later than February 18, 2024, and not earlier than January 19, 2024. In order for director nominations to be included in the Company's proxy materials pursuant to the Bylaws, nominations must comply with the requirements and conditions of the Bylaws, including the delivery of proper notice to the Secretary of the Company at the Company's address appearing on the first page of this proxy statement not later than December 2, 2023, and not earlier than November 2, 2023.

OTHER BUSINESS

The Board knows of no business to be brought before the Annual Meeting other than as set forth in this proxy statement. If other matters properly come before the meeting, it is the intention of the persons named in the solicited proxy to vote the proxy on such matters in accordance with their judgment as to the best interests of the Company.

MISCELLANEOUS

The Company will pay the cost of soliciting proxies in the accompanying form. In addition to solicitation by use of the mails, certain officers and regular employees of the Company may solicit the return of proxies by telephone, fax or personal interview and may request brokerage houses and custodians, nominees and fiduciaries to forward soliciting material to their principals and will agree to reimburse them for their reasonable out-of-pocket expenses.

Shareholders are urged to mark, sign, date and send in their proxies without delay or vote via telephone or Internet using the instructions on the proxy card.

COMMUNICATION WITH THE BOARD OF DIRECTORS

A shareholder who wishes to communicate with the Company's Board, specific individual Directors or the independent Directors as a group, may do so by directing a written request addressed to such Director(s) in care of the Corporate Secretary at 233 South Patterson Avenue, Springfield, Missouri, 65802 or via e-mail through its website at www.OReillyAuto.com. Such communication will be directed to the intended Director, group of Directors or the entire Board, as the case may be.

HOUSEHOLDING OF MATERIALS

In some instances, only one copy of this proxy statement or Annual Report is being delivered to multiple shareholders sharing an address, unless the Company has received instructions from one or more of the shareholders to continue to deliver multiple copies. The Company will deliver promptly upon oral or written request a separate copy of the proxy statement or Annual Report, as applicable, to any shareholder at your address. If you wish to receive a separate copy of the proxy statement or Annual Report, you may call the Secretary of the Company at (417) 874-7280, or send a written request to O'Reilly Automotive, Inc., 233 South Patterson Avenue, Springfield, Missouri 65802, Attention: Secretary. Alternatively, shareholders sharing an address who now receive multiple copies of the proxy statement or Annual Report may request delivery of a single copy, also by calling the Secretary of the Company at the number or writing to the Company at the address listed above.

ADDITIONAL INFORMATION

Additional information regarding the Company can be found in the Company's Annual Report on Form 10-K for the year ended December 31, 2022, filed by the Company with the SEC.

A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2022 (as filed with the SEC), including financial statements and financial statement schedules (excluding most exhibits), is available to shareholders without charge, upon written request to O'Reilly Automotive, Inc., 233 South Patterson Avenue, Springfield, Missouri 65802, Attention: Secretary.

By Order of the Board of Directors
Julie Gray
Secretary

Springfield, Missouri
March 31, 2023

Shareholder Information

CORPORATE ADDRESS
233 South Patterson Avenue
Springfield, Missouri 65802
417-862-3333
www.OReillyAuto.com
The Nasdaq Stock Market: Ticker Symbol "ORLY"

SUSTAINABILITY, SOCIAL, AND GOVERNANCE REPORT
Available at www.OReillyAuto.com by clicking on "Sustainability."

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Ernst & Young LLP
1828 Walnut Street, Suite 04-100
Kansas City, Missouri 64108

REGISTRAR AND TRANSFER AGENT
Computershare Investor Services
P.O. Box 43006
Providence, Rhode Island 02940-3078
800-884-4225
www.computershare.com

Inquiries regarding stock transfers, lost certificates or address changes should be directed to Computershare Investor Services at the above address.

Analyst Coverage

The following analysts provide research coverage of O'Reilly Automotive, Inc.:

ATLANTIC EQUITIES
Sam Hudson

BARCLAYS
Seth Sigman

BNP PARIBAS EXANE
Christopher Bottiglieri

BofA GLOBAL RESEARCH
Elizabeth Suzuki

CITI
Steven Zaccone

CLEVELAND RESEARCH
Tom Mahoney

D.A. DAVIDSON & COMPANY
Michael Baker

EDGEWATER RESEARCH
Daryl Boehringer

EVERCORE ISI
Gregory Melich

GOLDMAN SACHS
Kate McShane

GUGGENHEIM SECURITIES LLC
Steven Forbes

JEFFERIES
Bret Jordan

J.P.MORGAN
Christopher Horvers

MORGAN STANLEY
Simeon Gutman

MORNINGSTAR, INC.
Zain Akbari

NORTHCOAST RESEARCH
Tim Vierengel

OPPENHEIMER & CO., INC.
Brian Nagel

RAYMOND JAMES
Bobby Griffin

RBC CAPITAL MARKETS
Steven Shemesh

ROTH MKM
David Bellinger

STEPHENS INC.
Daniel Imbro

TRUIST SECURITIES
Scot Ciccarelli

UBS EQUITIES
Michael Lasser

WEDBUSH SECURITIES INC.
Seth Basham

WELLS FARGO SECURITIES, LLC
Zachary Fadem

WOLFE RESEARCH
Gregory Badishkanian

Board of Directors



GREG HENSLEE
Director Since 2017 and
Executive Chairman of the Board



DAVID O'REILLY
Director Since 1972 and
Executive Vice Chairman of the Board



LARRY O'REILLY
Director Since 1969 and
Vice Chairman of the Board



JAY D. BURCHFIELD
Director Since 1997
Lead Director Since 2018
Audit Committee
Human Capital and Compensation Committee



THOMAS T. HENDRICKSON
Director Since 2010
Audit Committee - Chair
Corporate Governance/Nominating Committee



JOHN R. MURPHY
Director Since 2003
Audit Committee
Human Capital and Compensation
Committee - Chair



DANA M. PERLMAN
Director Since 2017
Audit Committee
Corporate Governance/Nominating
Committee - Chair



MARIA A. SASTRE
Director Since 2020
Audit Committee
Corporate Governance/Nominating Committee



ANDREA M. WEISS
Director Since 2019
Audit Committee
Human Capital and Compensation Committee



FRED WHITFIELD
Director Since 2021
Audit Committee
Corporate Governance/Nominating Committee

O'Reilly Leadership Team

OFFICERS AND EXECUTIVE VICE PRESIDENTS

GREG JOHNSON
Chief Executive Officer

BRAD BECKHAM
Co-President

BRENT KIRBY
Co-President

DOUG BRAGG
Executive Vice President of Store Operations and Sales

JEREMY FLETCHER
Executive Vice President and Chief Financial Officer

TOM MCFALL
Executive Vice President

SENIOR VICE PRESIDENTS

JONATHAN ANDREWS
Senior Vice President of Human Resources and Training

ROBERT DUMAS
Senior Vice President of Eastern Store Operations and Sales

LARRY ELLIS
Senior Vice President of Distribution Operations

JEFF GROVES
Senior Vice President of Legal and General Counsel

PHIL HOPPER
Senior Vice President of Real Estate and Expansion

JEFF LAURO
Senior Vice President of Information Technology

CHRIS MANCINI
Senior Vice President of Central Store Operations and Sales

MARK MERZ
Senior Vice President of Finance

CHUCK ROGERS
Senior Vice President of Professional Sales and Store Operations Support

JASON TARRANT
Senior Vice President of Western Store Operations and Sales

DARIN VENOSDEL
Senior Vice President of Inventory Management

DAVID WILBANKS
Senior Vice President of Merchandise

VICE PRESIDENTS

STEVE ABARR
Vice President of Northwest Division

DOUG ADAMS
Vice President of Southeast Division

AARON BIGGS
Vice President of Southern Division

ERIC BIRD
Vice President of Finance and Treasury

CORY BLACKBURN
Vice President of Merchandise - Out Front

SCOTT BLACKBURN
Vice President of Store Operations

ROB BODENHAMER
Vice President of Information Technology Infrastructure and Operations

GUY BROYLES
Vice President of Merchandise - Backroom

CHIP CARLSON
Vice President of International Business Development

JOE COCKELL
Vice President of Distribution Operations and Administration

TAMARA CONN
Deputy General Counsel and Vice President of Legal Services

JIM DICKENS
Vice President of Gulf States Division

JOE EDWARDS
Vice President of Store Installations

JAY ENLOE
Vice President of Risk Management

CHRIS FARROW
Vice President of Northern Division

DANIEL GARCIA BARRON
Vice President of Northern California Division

JULIE GRAY
Vice President of Corporate Services and Corporate Secretary to the Board

LARRY GRAY
Vice President of Inventory Management - DC

RON GREENWAY
Vice President of Real Estate, Expansion and Property Management

DAN GRIFFIN
Vice President of East-Central Division

TOM HARRINGTON
Vice President of New England Division

CRYSTAL HEDRICK
Vice President of Omnichannel

GARTH HILL
Vice President of Transportation

JUSTIN KALE
Vice President of Central Division

CHAD KEEL
Vice President of Acquisitions and Facilities

SCOTT KRAUS
Vice President of Training

DAVID LEONHART
Vice President of Distribution

STEVE LUELLEN
Vice President of Mid-Atlantic Division

JOSE MONTELLANO
Vice President of Southern California Division

RYAN MOORE
Vice President of Pricing & Customer Satisfaction

RAMON ODEMS
Vice President of Great Lakes Division

ENRIQUE ORENDAIN MADRIGAL
Vice President of Sales and Operations - Mexico

DAVID P. ORTEGA
Vice President of Electronic Catalog Systems

SENTHIL RAMAN
Vice President of Data Strategy

TIM RATHBUN
Vice President of Inventory Management

SHARI REAVES
Vice President of Human Resources

BARRY SABOR
Vice President of Loss Prevention

HUGO SANCHEZ
Vice President of Marketing and Advertising

DIEGO SANTILLANA
Vice President of Southwestern Division

COREY THOMPSON
Vice President of Solution Delivery - Supply Chain Systems

KARLA WELLS
Vice President of Solution Delivery, Communications and Corporate Systems

WES WISE
Vice President of Professional Sales